
05063608

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Annual Report 2004-2005

Commission File Number – 1-15182



DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)


PROCESSED


THOMSON
FINANCIAL

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.



Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

By: [signature]

Name: V. Viswanath
Title: Company Secretary

Date: August 11, 2005

DR. REDDY'S



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Dr. Reddy's Laboratories Limited

Annual Report 2004-05

The cover of this annual report is a faithful representation of the 'perlecan' target.

The expression of this target has shown therapeutic properties to block inflammation, proliferation and thrombosis in arteries.



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Contents

* including Management Discussion & Analysis

Chairman's Letter



Dear Shareholders

At a critical inflexion point in the history of your Company, I write to you in two overlapping capacities — first as your Chairman and chief fiduciary committed to protecting the present, and second as a scientist committed to securing the future.

There can be little doubt that 2004-05 has been a very challenging year for your Company. While our journey to becoming a discovery-led global pharmaceutical player continues unabated, it is a fact that we performed well below par during the year. Because of intense competition and severe pricing pressures in the U.S. generic markets for two of our key products, fluoxetine and tizanidine, and in Europe for an active pharmaceutical ingredient (API) called ramipril, your Company suffered a fall in revenue for the first time in its history. Revenue fell by 3 per cent from Rs. 20,081 million in 2003-04 to Rs. 19,472 million in 2004-05. Unfortunately, we had no significant new product launches either in generics or in APIs which could have counteracted the pricing pressures and lifted overall revenue.

I am proud to say that your Company did not react to the fall in revenue by adopting a myopic and eventually self-defeating cost cutting strategy — that of drastically reducing its R&D programmes and investments. We have consistently felt that the only viable way of securing higher growth and profits and thereby reaching global scale of operations is through successful R&D. Therefore, despite short-term market reversals, we actually raised R&D investments by almost 41 per cent, from Rs. 1,992 million in 2003-04 to Rs. 2,803 million in 2004-05. Today, R&D investments account for 14 per cent of the total revenue of your Company, which is not only the highest among all Indian pharmaceutical players but also is proportionately in line with global best-in-class.

From a purely short-term perspective, the fall in revenue combined with higher R&D investments contributed to a sharp, unprecedented drop in your Company's profits. However, I need to emphasise that it is a short-term phenomenon. For one, we have put corrective processes in place to further reduce operational costs and gain markets, which ought to reverse what occurred in 2004-05. For another, and more importantly, long term sustainable growth of your Company's businesses — and hence shareholder value — critically hinges upon executing a successful R&D programme.

Let me elaborate on this a bit. At the level of APIs and generics, the global market is getting increasingly competitive and commoditised. In the developed markets of the U.S. as well as Europe, pharmaceutical majors are getting cleverer at preventing entrants from getting exclusivity through aggressive legal defences, authorised generics deals, development of combination products and strategic over-the-counter switching. Added to this is the rapidly growing competition from low cost generic and API suppliers from India and Eastern Europe. Playing a pure generics and API game without adequate investments in R&D and a protective shield of intellectual property rights (IPRs) is the sure path to corporate involution and marginalisation.

In other words, excelling in the basic business operations will be necessary, but not sufficient. To maintain a long term presence in the global pharmaceutical markets and to grow profitably will require companies to be even more focused on R&D and creation of successful IPRs. This does not mean research for the thrill of pure scientific discovery. Instead, it refers to what we in the Company call 'smart R&D'. What does this mean?

'Smart R&D' consists of two components. First, it involves doing research in a manner that can maximise the expected value of a company's R&D pipeline. This requires critically re-examining the existing R&D portfolio — and necessitates giving up work on a large number of molecules across sundry segments in favour of a more intensive, focused approach towards developing the most scientifically promising, best-in-class molecules in key therapeutic areas. We have done this in your Company. Four years ago, we were looking at targets to deal with diabetes, anti-infectives, pain management, cancer, cardiovascular and metabolic disorders, among others. Today, we are more focused on metabolic disorders, obesity, cardiovascular and cancer, which are the leading diseases of the developed world, and are rapidly migrating to middle and lower middle income developing countries. Your Company has methodically separated the potentially winning molecules from the 'also rans', eliminated the latter from its R&D portfolio, and earmarked disproportionately higher investments on the former.

The second component of 'smart R&D' involves creating a smart organisation that uses the levers of co-development, out-licensing and attracting risk capital not only to create key global alliances, but also to de-risk and mitigate the costs of clinical trials and product development.

The old model of global pharmaceutical majors in which all elements of R&D from molecular selection to clinical trials were under a single organisational roof is proving to be too expensive and risky. In its place, we are seeing networks of innovative alliances — between boutique R&D companies and pharmaceutical players, between different pharma companies, between pharma players and clinical research organisations — many of which are mediated by third party risk capital of venture capital enterprises.

Your Company has embraced this notion of alliances. The first steps were taken in March 2005 when ICICI Venture Funds Management Company chose to partner with us for commercialisation of the Company's U.S. ANDAs in the generics business. In a U.S.$ 56 million deal, ICICI Venture will fund the development, registration and legal costs related to the commercialisation of most of the U.S. ANDAs filed (or to be filed) in 2004-05 and 2005-06. As and when each of these generics is commercialised, we will pay ICICI Venture a royalty on net sales for five years. This partnership is the first of its kind in India, where the pharmaceutical company de-risks its R&D financials, while the investor supplies risk capital for research and development.

As I write, we are working on structuring similar mutually beneficial models for our innovation-led businesses. It is premature to share any details at this stage; but I assure you that the information will be properly disseminated as and when these deals are finalised.

Thus, we will continue to focus on R&D — and do so by doing smart science through smart organisational structures and alliances. And, as a scientist, businessman and your chairman, I feel confident that your Company now has a quality pipeline that ought to deliver significant value in the future.

Having said this, let me not gloss over the short term prospects. While we may get some R&D payments that can de-risk the business and mitigate costs in the near future, the real payoffs from new molecules are expected to occur only after three to four years. In the meanwhile, we will have to pare operational costs, drive the API, generics and branded formulations markets, and re-establish and then grow the revenue base that we lost in 2004-05. There is no doubt that 2005-06 will be a challenging year — one that will demand the best efforts of all the employees of your Company.

2004-05 was a wake-up call for all of us in the Company. But it has also served a purpose: that of making each of us more determined than ever before. There is nothing like a year of adversity to strengthen, re-focus and re-channel entrepreneurial drives. I have seen this happen in the Company. Now, armed with the power of smart R&D and the additional commitment of each employee, we have re-dedicated ourselves to pursue the goal of becoming a discovery-led, scientifically respected global pharmaceutical player.

This isn't optimism. I see it as the writing on the wall. And with your support, it can happen earlier than you think.

Yours sincerely,

Dr. K. Anji Reddy
Chairman



Investing for a sustainable tomorrow

At Dr. Reddy's, we see ourselves as an attractive proxy for the prevailing and prospective growth of the Indian and global pharmaceutical industry.

Over the years, the Company consistently strengthened its capability through the following business-enhancing initiatives:

- Being proactive: In terms of people, commercial, R&D and regulatory investments leading to enhanced capabilities.
- Being progressive: Graduation to the innovation-led businesses, leading to a migration to the highest end of the value chain.
- Global outlook: Successful leverage of the product portfolio across key international markets in different forms leading to profitable and sustainable growth.
- Customise: Adaptation of strategies for global and local requirements leading to robust customer relationships.

More importantly, Dr. Reddy's scaled up from one pharmaceutical business to another in seeking to realise its true potential. The result is a presence today across a comprehensive business range: from the manufacture of APIs and finished dosages at one end leading to specialty segments that serve as a bridge to the Company's innovation-led business of discovery at the highest end of the pharmaceutical value chain.

The Company's decision to be extensively present in these segments was a result of its strategic resolve to scale its business with speed in response to a rapid growth in opportunities emerging within the industry environment. So on the one hand, this decision was influenced by the scope to enhance shareholder value in a sustainable way on the basis of the segment's prevailing size, relevance, profitability and extent of contribution that the Company's presence could make in addressing the unmet medical needs of community. On the other hand, the decision was influenced by the need to extend from one business to another and take advantage of the investments in R&D and marketing infrastructure.

To realise its true potential as a global value-driven pharmaceutical organization, the Company recognized that it would not be enough to merely scale its product portfolio but to supplement it with a wide, deep and consistent presence across the key global markets. Over the last few years, the Company has done just this, as a result of which it has rapidly evolved from an India focus to a global presence with progressive investments in visibility, specialized professionals and state-of-the-art infrastructure.

Dr. Reddy's value pyramid

Discovery research

Specialty

Generic finished dosages

Branded finished dosages

API and intermediates

At Dr. Reddy's, this long-term commitment is reflected in the Company's consistent investments in key markets to build a strong marketing and regulatory infrastructure, enabling it to attract rich people skills on the one hand and participate in a larger share of the value chain on the other. This is best showcased by the Company's growing presence in the U.S., the largest pharmaceutical market in the world: it entered this market through product partnerships but rapidly graduated to marketing products under its own label. Besides, over a period of five years, the Company invested in rapidly expanding its six-member U.S. team into a 61-member organization, quite on the lines of its successful strategy for a growing market like Russia, where it created a strong marketing team of more than 100 members to detail its brands.

Revenue from key markets
(U.S.$ million)


Russia
Europe
North America
23
50
41
100
2000-01
2004-05
2000-01
2004-05
2000-01
2004-05

This then is the advantage that Dr. Reddy's enjoys over a number of its competitors: even as they are still trying to only create a presence in these markets, the Company already enjoys a front-end commercial infrastructure in the U.S., Europe, Russia and China, representing individually and cumulatively a large market for the Company's generic and innovation-based products (as and when they mature).

At Dr. Reddy's, this proactive transformation from a single business to a multi-business presence across the value chain as well as from a single market to diverse markets is a result of the Company's objective to scale the business through a willing embrace of challenges, reinvention of systems and processes and planning for a profitable and sustainable future.

To do so, the Company invested in the right people resources and leadership. It created a manufacturing and commercial infrastructure benchmarked to international standards that would enable it to emerge as a discovery-led global pharmaceutical Company. More importantly, the Company invested in a rich pipeline of products – one of the largest in the industry – expected to unleash its true value over the near-term concurrent with its focus on the evolution of various systems and processes in line with a rapidly changing industry and global environment.

At Dr. Reddy's, a number of these diverse initiatives have been knitted together by a culture of excellence that runs across its businesses, processes and functions. At the Company, this culture of excellence has been institutionalised through the creation of a business process excellence framework and reflected in the building of global quality systems, integrated product development teams as well as sound governance practices benchmarked with the best international standards. Going ahead, the Company will continue to invest in strengthening the right leadership and establishing the next level of processes and systems critical to competing effectively in the global marketplace.

So, even if the dynamics of the various markets change within a rapidly evolving regulatory environment and most countries move towards the protection of intellectual property, Dr. Reddy's will be attractively positioned to leverage the value of its globally competitive research and discovery capabilities, strong intellectual property management and legal teams, regulatory competencies and world-class infrastructure.

As a result, what Dr. Reddy's has done over the last few years is lay the foundation for profitable and sustainable progress towards its objective of emerging as a successful global pharmaceutical organization.

From a strategic perspective, the Company addressed the potential inherent in its businesses at two levels, each requiring the investment of a different mindset, resources and skill sets for the reason that these businesses not only address varied customers and their needs but also belong to varied cycles of growth and maturity before they can truly emerge as independently sustainable businesses.


OUR VISION IS "TO BECOME A DISCOVERY-LED GLOBAL PHARMACEUTICAL COMPANY"
BUILDING GLOBAL GENERICS BUSINESS MODEL
BUILDING INNOVATION-LED BUSINESS MODEL
APIs
BRANDED FINISHED DOSAGES
GENERICS FINISHED DOSAGES
SPECIALTY
DRUG DISCOVERY
TOGETHER WILL DRIVE LONG-TERM SHAREHOLDER VALUE CREATION

The generics model (including API and finished dosages businesses) is one where the Company expects to leverage the potential in its existing markets, products and synergies, and across its three businesses for maximum benefit. This is well illustrated through the single product omeprazole, which has established itself in different businesses and markets, growing rapidly to a global revenue of U.S.$ 45 million (in excess of U.S.$ 10 million each in India, Russia and U.K.). Going ahead, the Company expects to replicate this differentiated approach across more products, accelerating growth in the process.

At Dr. Reddy's, it would be relevant to note that the Company's API and branded finished dosage businesses, strategically invested with resources, are now on the verge of unleashing considerable value through accelerated launches; being self-sufficient, they will support the nascent growth of generics, specialty and discovery, the Company's three other businesses. The Company's generics business possesses a short-to-medium term maturity curve, has attracted consistent investments and will require additional support for it to mature into a sustainable growth engine. The Company is unleashing the value of investments through an expansion of its global presence in these businesses through a wider reach on one hand and the expansion of its product pipeline on the other.

At Dr. Reddy's, the innovation businesses of specialty and discovery research represent the other growth areas. The specialty business is in the initial period of investments, with a medium-term maturity curve that will serve as a bridge to building its discovery business. The discovery business, on the other hand, has a longer gestation and will require investments across the long-term for the full value of its pipeline to be realized. Both businesses will lead to the Company launching its own NCEs globally in niche therapeutic spaces with the objective to generate stable and attractive returns.

At Dr. Reddy's, we are optimistic that both these businesses possess the potential to considerably enhance stakeholder value as they are adequately protected by a global intellectual property framework. Once mature, these businesses will generate sustained and stable cash flows derived through innovation-driven and patent-protected franchises.

At Dr. Reddy's, in addition to these businesses, its Custom Pharmaceutical Services business has strengthened its position in emerging as a partner of choice for large global innovators as well as emerging pharma companies. From providing chemistry and manufacturing services to innovator pharmaceutical companies across the globe, this business has transformed itself into becoming a preferred supplier for the entire value chain of pharmaceutical services – from discovery all the way to the market. This approach will help the Company partner closely with customers early and through the complete drug development life cycle, a big advantage in a segment marked by few players who truly understand the pharmaceutical business and the intricacies involved in bringing a molecule to the market. The Company has a trained scientific talent pool with a rich understanding of the cGMP manufacturing and regulatory requirements for synthesis and manufacture of an NCE from pre-clinical stage to commercialization. With India strongly positioned to emerge as one of the preferred outsourcing hubs in the new product patent era, the Company is attractively positioned to leverage its infrastructure to address significant growth opportunities.

The Company is also growing its biologics business through a focus on the development of a global bio-generics portfolio for the emerging as well as developed markets. Biologics presents significant growth opportunities to both, innovator as well as generics companies. As per IMS data, biotech products accounted for 27 percent of the active research and development pipeline and 10 percent of global sales in 2004. The Company has proactively invested in this growing space in preparation of an emerging environment when the regulatory pathway for the development of biogenerics is crystallized. It is investing in building infrastructure and R&D capabilities for the development of a biologics portfolio with the regulatory framework in mind: launch in near regulated markets as a precursor to an entry into the regulated markets.

At Dr. Reddy's, the significant investments in the commercialisation of its pipeline, the lead time involved in product maturity and a competitive environment for some of its key products has resulted in a temporary decline in profitability. Even as the Company remains committed to its long term investments, it is exploring risk-reward partnerships to reconcile its short-term profitability with enhanced long-term shareholder value. In the opinion of the Company, this strategy – invest today for sustainable returns – will strengthen the business and return it to its erstwhile growth trajectory in the foreseeable future...



Strong pipeline



At Dr. Reddy's, the broad direction was and continues to be: 'To be a discovery-led global pharmaceutical Company'.

The journey towards this challenging vision commenced nearly a decade ago when the Company pioneered a drug discovery programme in India directed at the proprietary development of new drugs and the creation of intellectual properties. During 2004-05, the Company raised this initiative to a new high with the initiation of global clinical trials on two of its NCE assets.

This decision was as proactive as it will be productive: most of the markets that the Company operates in have moved in or are moving towards a complete protection of intellectual property. In line with this global trend, India too began to respect the ownership of product patents from January 2005, now making it imperative for the country's pharmaceutical companies to substitute the longstanding reverse-engineering of patented products with innovative strategies as well as increasing investment in the research and development of new drugs.

Discovery research

At Dr. Reddy's, this quest for the pioneering has been well supported by investments. In the decade leading to 2004-05, the Company invested close to U.S.$ 79 million in research and development, one of the highest among pharmaceutical companies in India.

Over the last decade, the Company has made a significant progress in drug discovery in the following respects: expanding its horizon in terms of understanding the human biology and disease states, in the process sharpening its research to identify select therapeutic areas that hold an attractive promise in addressing the unmet or under-served medical needs of society.

With this in perspective, the Company invested in world-class R&D infrastructure and intellectual capital with the objective to create a drug discovery-led organization with sustainable growth and momentum. Today, the Company possesses research labs in India and Atlanta (U.S.A.) as well as a team of 320 dedicated scientists comprising 62 Ph.Ds.

Over the decade, this proactive investment has translated into significant discovery capabilities reflected in the strength of the Company's pipeline of products. Further, the Company has also started building capabilities in clinical development – both in India and abroad. It is currently managing the clinical development of two of its own NCEs outside India and one within the country. The Company expects to enhance value for shareholders in a significant way through this extension into clinical development which will add greater value to the assets either when we out-license them or ultimately take them to the market.

The Company has also made significant progress in the area of metabolic disorders. Commencing research with a focus on the PPAR platform, it gradually opened up newer avenues of research through a better understanding of the disease state, emerging among the front-runners on this platform. The Company leveraged this understanding to evolve from the development of assets to address diabetes through insulin sensitizers, to the development of drug candidates to address dyslipidemia and also other disease forms like obesity.

In the cardiovascular segment, the Company identified a novel mechanism of action for the treatment of atherosclerosis. While conventional research is centred around the management of risk factors, the Company's novel target attempts to directly address the treatment of atherosclerosis.

Leveraging its research in the cardiovascular segment, the Company has moved on to an early stage program to identify orally deliverable disease-modifying drugs for the treatment of arthritis.

The Company's prospects appear optimistic in view of its significant product pipeline in the discovery and early pre-clinical stages which will be reflected in their onward development over the next few years.

Molecules in different stages of development

Compound	Therapeutic Area	Development Status	Status
DRF 2593 (Balaglitazone) PPAR gamma agonist	Metabolic disorders	Phase II completed	Confirmed activity in patients for Type II diabetes Two year carcinogenicity studies in progress
DRF 10945 Non-fibrate PPAR alpha agonist	Metabolic disorders	Phase I completed	Drug candidate for the treatment of dyslipidemia Phase I trials in Canada completed Preparing to progress the compound into Phase II trials
RUS 3108 Perlecan inducer	Cardiovascular diseases	Phase I	Drug candidate for the treatment of atherosclerosis Phase I trials in Europe in progress
DRF 1042 Oral Topoisomerase inhibitor	Cancer		Drug candidate for the treatment of specific cancer tumours
		Phase II	Phase II trials in progress in India (diastereomeric mixture)
		Phase I	Phase I trials in progress in India (single isomer)
DRF 11605 Pan PPAR alpha agonist	Metabolic disorders	Preclinical	Drug candidate for the treatment of obesity and Type II diabetes GLP toxicity studies in progress
DRF 13792 Oxazolidinone analogue	Bacterial infections	Preclinical	Drug candidate for the treatment of metacillin resistance, vancomycin resistance and gram positive bacteria GLP toxicity studies in progress

Specialty

The specialty business of the Company is a bridge between generics and discovery, helping it put NCEs into the market place with the objective to generate stable returns.

The Company facilitated its entry into the dermatological segment through the acquisition of Trigenesis, enabling it to gain an access to product rights and technology platforms. The Company leveraged the value from this acquisition and product development capability to create a pipeline of two key assets likely to go into clinical development in 2005-06.

As these molecules complete their various drug development stages and mature into new product launches, they will significantly accelerate the Company's growth through sustained and stable cash flows protected by global patents.

APIs, branded and generics finished dosages

At Dr. Reddy's, even as the Company stayed committed to its longer gestation businesses, it concurrently strengthened its presence in the generics segment. The result: its investments in ANDA and DMF filings over the last three years resulted in the creation of a strong pipeline that today comprises 65 DMFs and 45 ANDAs pending approval with the U.S.FDA.

The ANDA pipeline addresses an innovator sales opportunity of U.S.$ 25 billion (IMS MAT Dec 2004). Of these 45 ANDAs, 29 are Para IVs and 12 potential first-to-file opportunities. With several products under development in the API and generics businesses, the Company is optimistic of building a balanced portfolio that will translate into consistent year-on-year revenue growth.

ANDA pipeline as on March 31, 2005


45
16
13
6
Non Para IVs
Para IVs
Filed 04-05
Pending Approval



Cumulative U.S. DMF filings


40
56
65
02-03
03-04
04-05

Going forward, the Company's increasing pipeline development will coincide with a number of these key products going off patent from 2006-07 onwards, accelerating the translation of the potential of its pipeline into attractive shareholder value.

In the branded finished dosages business, the Company is more focused than ever in launching new products with an increasing frequency. This is reflected in the numbers: revenues from new products in India increased from 2 per cent in 2003-04 to 6 per cent of total revenues in 2004-05. As per ORG IMS March MAT 2005, the Company also improved its market ranking in terms of the total value of new product launches from 24th in 2003-04 to 4th in 2004-05.

The Company stepped up product filings in several international markets over the last three years, which will accelerate growth going forward; it is supplementing its internal pipeline with in-licensing efforts, targeting to generate 20 per cent of revenues from new product launches (most recent 30 month launches) over the next three years.

At Dr. Reddy's, this pipeline is being grown through the institutionalised creation of an Integrated Product Development Organization, a core group that selects a large number of ideas that can be converted into commercially viable products in an increasingly non-infringing environment.

At the IPDO, the Company integrated the development of APIs, generics and branded finished dosages to enhance productivity and accelerate product delivery through the prudent combination of technical, process, IP and legal understanding to create a sustainable and profitable product development framework. The IPDO represents the complete value chain at the development stage: from the synthesis of APIs to the development of the finished dosage, facilitating a greater scientific cohesion, better knowledge sharing, unified systems satisfying global regulatory agencies as well as better communication and management of R&D projects.





Risk-reward partnerships



Even as the Company's investment in its pipeline is an initiative whose benefit will be realized across the long-term, the sharing of the risk and reward of its research represents an important initiative to protect shareholder value over the short-term.

The Company expects to achieve both objectives by accelerating the organic growth in its core businesses, reinforced by partnerships coming out of its other businesses.

These partnerships enable the Company to enhance the scope and accelerate the pace of its research without compromising either its quality or the Company's ability to sustain them. In doing so, it enables the Company to move into new areas quicker than competition. Besides sharing risks and rewards, the partnerships also provide the Company with opportunities to scale its business with size and a geographic spread. As a step ahead, the Company is exploring partnerships in its R&D intensive businesses, which will enable it to grow in line with its stated objective to enhance long-term shareholder value.

One of the most important initiatives embarked upon by the Company in 2004-05 was in a responsible risk sharing of its growing investment in research. As a response, the Company entered into a path breaking and responsible partnership with ICICI Venture to strengthen its long-term commitment to generics product development. On the one hand, this unique arrangement served as a validation of the Company's product pipeline; on the other, it balanced risk sharing with opportunity maximization, without compromising the Company's ongoing earnings capability.

The impact of the potential partnerships in the Company's Discovery business will enable it to extend benefits beyond the obvious:

- Enhance the complete value of the assets already created,
  - Enter into funding partnerships to migrate the assets into clinical development,
  - Leverage its existing R&D infrastructure to create new assets and generate resources to graduate to clinical development,
  - Get more molecules from the pre-clinical to the clinical stage and, in doing so, create a sustainable R&D growth engine for the organization.
- Unlock value of the assets of the Specialty business in a similar way.

In addition to entering into arrangements to balance risk and reward, the Company is focusing on alliancing to complement its in-house product development to maximise the value from its product pipeline and expand its reach. The Company entered into an alliance with Pliva, a Europe-based pharmaceutical company, for the development and marketing of oncology products in Europe. This alliance will enable the Company to capitalize early on the growing oncology potential in Europe; besides, it is a significant step in the globalization of its oncology market through a prudent leverage of Pliva's strong presence in several European markets. The Company is also supplementing its product development activity with in-licensing arrangements. This combination is expected to accelerate growth especially in markets where it enjoys an extensive reach.

Even as the Company continues to grow its ongoing businesses, these partnerships and alliances will help it multiply the product portfolio and reach across different markets; on the other hand, its risk-reward sharing strategy will provide it with a greater flexibility in integrating short-term investments with long-term growth.


QUALITY IS OUR CULTURE

Journey of excellence



At Dr. Reddy's, the various initiatives taken over the last decade have been underlined by an ethos of 'excellence in everything we do'.

The Company recognises that as it expands across businesses and geographies, an efficient and timely execution of strategy becomes increasingly prioritised. Work processes and systems need to be constantly upgraded and the pursuit of excellence needs to touch every member from the shop floor level to the senior management.

At Dr. Reddy's, as a part of the Company's drive to embed excellence into all key processes, it adopted the Dr. Reddy's Execution Excellence Model. Built around the Company's core values and integrating its core purpose and vision, the framework is expected to guide the Company towards continuous improvement. This model provides a framework of how people, processes and strategy can be interlinked for sustainable improvement, supported through the creation of an enabling organization.

As the Company progresses on its journey of excellence, it has identified processes and organization-wide practices which it needs to excel in for sustainable business results. The various initiatives adopted across the organization as a part of this pursuit comprise:

- A globalised matrix structure vertically segmented across geographies and businesses.
- The integration of product development in APIs, generics and branded finished dosages with accelerated new product rollout derived through a combination of technical prowess with process excellence.

- *Shared Services*: The Shared Services Organization was established in March 2004 with the aspiration to leverage people, processes and technology to attain a process excellence in the areas of finance, human resource management and other enabling processes. In view of this, the Six Sigma technique was rolled out to achieve improvements in cost, cycle time, accuracy and responsiveness and has already recorded an efficiency of 4 sigma (99.3 per cent transaction accuracy) resulting in significant savings. To take this initiative further, a 3S Model for Excellence was anchored. The objective of this model is to leverage SOX as an opportunity, SAP as a platform and Shared Services as a model to achieve an all-round excellence in business processes.

- *Pragati*: With an increase in organizational scale and size, it is critical to retain cost competitiveness to compete effectively. Institutionalizing this focus on cost leadership across all businesses is therefore an organizational imperative. Towards this goal, the Company initiated Project Pragati to drive cost improvements. An implementation in three phases helped the Company generate savings of Rs. 448 million over the last three years.

- *Rachna*: A continuous creation of the product pipeline represents the lifeline of any pharmaceutical organization. To make the new product development process globally distinctive, the Company initiated Project Rachna, which apart from bringing excellence to the new product development process, also resulted in the internalization of the project management framework and a greater alignment of the R&D teams to costs and timelines. As a result, the Company achieved a reduction in the cycle time for the development of products.

- *Disha*: As the organization expands its global footprint with a presence in diverse markets with different customer base and needs, it becomes critical to build a cost effective global supply chain that is highly responsive to and driven by customer needs. In order to achieve this vision, the Company initiated Project Disha, a critical component in the organization's strategy to gear up its supply chain to compete and succeed in an increasingly complex and competitive marketplace. The Company engaged the services of a leading management consulting firm to assist in this quest for excellence and is currently in the implementation phase.

- *Suraksha*: Project Suraksha was formed for implementation of the provisions of Section 404 of the Sarbanes Oxley Act, 2002. The passing of this Act has unarguably changed the landscape of corporate governance enforcement, its purpose being to protect investors through the improved accuracy and reliability of corporate disclosures. The Act aims to do so by requiring the management to provide various forms of certifications, one of which, is a certification of effectiveness of internal controls over financial reporting (Section 404). Dr. Reddy's has always focused on being at the fore-front of international corporate governance practices. Even though compliance with Section 404 of SOX was mandatory only from the financial year 2006-07 (ending March 31, 2007), the Company used the opportunity to build an effective, sustainable and visible control environment well ahead of the timeline mandated under the Act. At the Company, the project team comprised professionals from finance and business processes and was supported by external consultants, making compliance as comprehensive as it is competent.

These initiatives will enable the Company to meet its current earnings expectations, generate growth in the medium and long term and build a sustainably high performing organization possessing resilience.



Great Minds, greater ambition - Building a sustainable

people practice



At Dr. Reddy's, we believe that our people represent the DNA of our organization. In view of this, the Company is evolving and employing people practices that will enable it to retain its position as a preferred place to work in.

The human resource management strategy of the Company, derived from its business strategy, is rooted in the three elements of **Talent**, **Commitment** and **Relationship**. Over the years, the Company strengthened its people capability management through a number of initiatives: the development of a process-obsessed and metrics-tracked talent acquisition practice, incorporating an innovative selection methodology to ensure that the Company continues to remain a reservoir of best-in-class talent. This focused and selective acquisition ensured an offer-to-acceptance ratio of 96 per cent, a significant achievement in a competitive and challenging job market. It launched ***Parichay***, a referral plan aimed at encouraging existing members to introduce prospective members within the Company's existing guidelines and reflecting the abiding commitment of all associates in building a world-class organization.

To reinforce this focused recruitment from the pharmaceutical industry and beyond, the Company has established an effective campus-hiring programme. It visits premier technical campuses and business schools, arduously selecting fresh minds ready to be moulded into the Dr. Reddy's way of work and life. To institutionalise this approach, the Company introduced a ***Project Internship Program*** rolled out across top management campuses in India and the U.S., creating a team of strong brand ambassadors. The programme succeeded in the identification of prospective candidates for the Company as early as in its maiden year.

The Company addressed a greater appetite for responsibility among members through diverse career options, a high performance ethic and succession planning for every role and function. Over the years, the Company created a culture that empowers, values that inspire and a career proposition that encourages meritocracy. Its differentiated career management approach builds employability and competence rather than mere vertical mobility. In view of this, the Company institutionalised ***Careers Centre***, an e-recruitment portal, which significantly improved internal career mobility and made all job positions available to anyone with the attitude and the aptitude within the organization. Besides, unique ***Career Design Workshops*** were initiated for middle to senior level mangers to help them recognise and match their latent strengths with career preferences.

At ***Ankur***, the Company's virtual corporate university, the thrust area was 'leadership development' across levels and functions. It supported long-term capability enhancement through long-term education programs such as Masters' Programs in Pharmaceutical Operations and Pharmaceutical Chemistry (in partnership with BITS, Pilani), Internal Certification Programs in critical areas like intellectual property management and project management. The Company reinforced its talent base in these critical functions besides building competencies in project management and execution among the scientific and management staff. A popular ***Know Your Business*** programme ensured a comprehensive update on the organization's strategy and businesses for new entrants and long-time associates. Initiatives like ***Pragya*** and ***Gurukul*** helped converge technical talent from across the organization on knowledge-sharing platforms in the spirit of teamwork and collaboration.

With an increasing complexity in operating across multiple geographies, the Company created a new organization design with a focus on **people** and **processes** to ensure cross-business and cross-functional integration, helping leverage resources and knowledge across the organization.

As a result, the new organization design is based on the following guiding principles:

- **Networked/matrix organization** to ensure collaboration and uniform processes throughout the organization, helping align the achievement of operational excellence with business needs.

- **Geography-based structure** to enhance a focus on growth and the development of key geographies.

At Dr. Reddy's, we recognise that the management of a near-6,000 strong organization, representing 35 nationalities and working concurrently across different time-zones, represents a challenge. An inclusive, commonly understood and practised organizational culture helps knit these various teams together in the pursuit of a common objective, reflected in a singular sense of pride and a collective competitive advantage.

The Company's diversely located teams espouse the enunciated organizational values, reflected in all people processes and people capability enhancement initiatives. In 2004-05, the different locations of the Company celebrated the **Values-Week** that helped internalize precious organizational values. The Company also developed a **Dr. Reddy's Leadership Model**, a comprehensive expectation of what it takes to be a leader in the organization, enhancing awareness among every member across business, geography, function and location on what is expected to emerge as a leader within the organization. To catalyse this leadership capability building, the Company implemented an online **360-degree feedback** system based on this model.

Even as the Company strengthened its processes, it also encouraged employee engagement, inviting feedbacks from its associates incessantly. Its comprehensive Organizational Climate Survey, conducted by an independent global agency and its Performance Enhancement and Coaching Tool (PerfECT), provide platforms for a constant dialogue. These tools not just motivate members but also make the work ethos special through opportunities for the sharing of ideas, expectations and dreams among members.

At Dr. Reddy's, we recognise that for a community that is as spatially spread as itself, communication does not just serve the purpose of information transfer but also as a binder. The Company assiduously shares news, developments, successes and challenges with its associates in the form of electronic *communiqués from the CEO* and an *in-house magazine* called ***ELIXIR***. To service the increasing need for communication, different businesses have initiated their own customized electronic or hard copy newsletters. At the Company, ***Face to Face*** with HR takes our HR leadership to different locations. The CEO and the COO continue to ***CONNECT*** with groups across locations to give each member an opportunity to raise any issue that needs clarification.


The Spirit
of Excellence
Celebrations 2005
Dr. Reddy's

To leverage technology to make employee services robust and responsive, the Company implemented the SAP HR module in 2004-05. It created an Employee Services Team to provide a single-window response to all HR transaction processing. This initiative will enable the Company to scale its people processes, while enabling HR facilitators resident at different locations to partner with the Company's business in a more focussed manner.

Today, Dr. Reddy's is widely recognized as an employer of choice, reflected in prestigious accolades for its people practices and our employer brand. The Company was ranked seventh – the only pharmaceutical Company to make it to the top ten – in '**The Best Companies to Work For in India**', a survey conducted by Business Today, Mercer and TNS. It was also ranked eleventh among the '**Top 25 Best Employers in India**' in a survey conducted by Hewitt Associates and CNBC India. To top it all, the Company was ranked as the sixth '**Most Respected Company**' in a survey conducted among all companies in India by Businessworld.

What sets Dr. Reddy's apart as an organization is its innate respect for the dignity of the individual, the power to dream, the courage to challenge and the will to succeed. The Company's HR philosophy, pivoted around innovation, entrepreneurship and globalization, seeks to continually enhance these qualities. As the Company absorbs from its successes and setbacks, it enhances its agility, speed and execution excellence. At the Company, this culture with a difference will ensure that it successfully leverages its rich people resources to succeed even as it changes gears to address the challenges of the future.




business today
INDIA'S
BEST
MANAGED
COMPANIES
A BT-A.T. KEARNEY STUDY


THE
Best
COMPANIES
TO WORK
FOR IN INDIA


Hewitt
Best
EMPLOYERS
IN INDIA
2004



Making all development sustainable



At Dr. Reddy's, we are convinced that business sustainability can be achieved only if we equally and competently address all three – economic, environment and social – dimensions of the business. Addressing social and environmental values – in addition to economic – helps in comprehensive service of stakeholder interests, leading to creation of what is defined as the Triple Bottom Line.

In recognition of this Triple Bottomline approach, the Company released its first Sustainability Report, for stakeholders in February 2005 based on the guidelines issued by Global Reporting Initiative. This initiative reflects our commitment not just to principles of sustainability but also to voluntary corporate transparency. This is being continued for the year 2004-05 as well.


Arms of sustainable value creation
Society
Economy
Environment

Safety Health Environment

At Dr. Reddy's, Safety Health Environment (SHE) is one of the pillars of Triple Bottomline. SHE has been accorded an important corporate priority – through the extension of commitment into an institutionalised policy, the identification of global standards and the creation of a focused function to ensure an ongoing review of compliance.

At Dr. Reddy's, sound compliance is also good business; resource conservation is also operational excellence. The prudent connection of the two objectives has translated into the optimal use of finite or scarce resources and the maximized leverage of available technologies, leading to lower costs.

The commitment to environment is reflected in its on-going initiatives that go beyond the statutes. The Company initiated various process improvements to rationalize resource consumption (raw material, energy and water). During the year, it extended its zero discharge initiative to cover all its API manufacturing facilities. These zero liquid discharge plants (ZLDP) have helped in reducing the effluent and COD (chemical oxygen demand) loads outside as well as conserving fresh water resources through the recycling of treated effluents within the plant. As a result, there has been a reduction in water consumption and a substantial reduction of over 50 per cent in pollution load in spite of an increase in activity. Reduction of pollution load is as important to the Company as achievement of production and financial targets. The Company's efforts in water and energy conservation were recognized by CII through the reward of the National Award for Excellence in Energy Management and Excellence in Water Management to two of its API manufacturing facilities.

As an extension of the Company's comprehensive SHE approach, it formulated a number of in-plant measures and initiatives to protect the health of its people and make its operations safe for its workers and the community. Towards this end, the Company undertook a regular medical check-up of all its employees including contract workers. The periodical monitoring of the exposure levels for the critical parameters formed an important activity. The Company obtained the licence for STOP (Safety Training and Observation Program), a world-class program from DuPont, for the implementation of various safety and health initiatives, significantly reducing the number of incidents that required first-aid redressal.

As a result, the Company's SHE objectives were achieved through a discipline of progressive benchmarking, prudent target setting, ongoing review and performance measurement.





Community Development

At Dr. Reddy's, social responsibility represents the third leg of its Triple Bottomline and sustainable development philosophy.

At the Company, we believe that we exist not only for private (as in corporate) gain but also public benefit. As a result, the Company's community contribution extends beyond one-time donation to ongoing participation; from distanced support to voluntary employee involvement.

To achieve a sustainable improvement, this agenda of community development is driven at two levels:

- At the people level and
- At the corporate level through Dr. Reddy's Foundation, the Company's social arm stewarded by the chairman Dr. K. Anji Reddy.

Employee initiatives

Some of the employee outreach programs initiated during the year comprised:

- Contribution to education through the adoption of schools in rural areas, the award of scholarships to meritorious students, contributions to upgrade infrastructure and the sponsorship of teacher salaries.
- Adoption of an entire village and conducting courses on leadership and technical skills in association with the 'Art of Living' group; encouragement to the youth to form 'self help' groups to address village developmental issues and water storage facilities.
- Providing livelihood support in villages by providing training to women in the manufacture of commercially viable products.
- This spirit is reflected in the Company's Power of 10 programme, wherein every employee voluntarily donates Rs.10 (or multiples) from their monthly salary to the project of Naandi Foundation. This contribution has helped improve the quality of education for over 200,000 underprivileged children in 1,800 government schools of Andhra Pradesh.

Corporate initiatives – Dr. Reddy's Foundation

A number of these community-benefiting initiatives were institutionalised through the formation of Dr. Reddy's Foundation in 1996. This foundation endeavours to work towards the betterment of society in innovative ways: the foundation that began working with street children and rag pickers in Hyderabad, now covers children from age six to adults with a focus on three broad parameters: life, learning and livelihood. Over the years, the foundation has evolved from a doer into an enabler: it solves community problems in an innovative way, demonstrates it for wider benefit, facilitates a competent handover to an independent agency before moving on to other pressing community issues.

As a result, the foundation addresses the sustainable development of individuals, communities and society-at-large through projects, which link life, learning and livelihoods (3Ls) in a sustainable way.

- **Life:** Comprises projects on health-related issues, which include hygiene, water and sanitation.
- **Learning:** Comprises education-related projects that provide overall development for school going children. It focuses on raising literacy, helping the target group acquire academic, life skills, career education as well as efficiency skills required in a usual workplace.
- **Livelihood:** Comprises income-enhancing initiatives by improving employability, teaching entrepreneurship skills, creating market linkages and providing monetary resources for getting ahead.

The foundation's flagship Program, the Livelihood Advancement Business School (LABS) aims to provide young adults from economically weak backgrounds with an opportunity to become job-worthy. LABS targets school dropouts, unemployed secondary school graduates, street youth, retrenched workers, migrant youth and resettlement community members from the poorest 15 per cent of India's population.

LABS help these deprived individuals acquire livelihood and social skills in an environment of learning and mentoring responsive to the individual's emotional and developmental needs. Linking LABS to mainstream employability schemes has made the project sustainable for the long term, reflected in the goal: creation of one million livelihoods by 2010. LABS has extended beyond Andhra Pradesh to 11 states and beyond India to Vietnam and Sri Lanka. During 2004-05, LABS created 20,000 livelihoods (25,000 livelihoods until date) across 64 locations in India.

The Child and Police (CAP) project is another initiative catalyzed by Dr. Reddy's Foundation in 1997 in association with the Andhra Pradesh State Police, creating public-private partnerships aimed at providing children and youth an access to quality education. Today, the program covers 120 schools, 300 teachers and more than 21,000 children at risk. The CAP project also initiated Teen Channel, addressing the learning needs of adolescents / youth at risk.

The long-term vision of the foundation is to emerge as an enabler, inspiring other like-minded organizations to embark on active community development. Towards this, the foundation intends to set up a LABS university to train these organizations in methodical processes and practices towards community development, catalysing the transformation of society in a quicker and more effective manner.

Key Highlights

(Based on U.S. GAAP financials)

Business revenue mix, 2004-05
(Rs. in million)


3,577
(18%)
7,823
(40%)
Formulations
Generics
Bulk
Emerging Businesses
Others

Geographic revenue mix, 2004-05
(Rs. in million)


2,780
(14%)
6,693
(35%)
2,782
(14%)
India
Others
North America
Russia and other CIS
Europe

Financials

- Decline in revenue by 3% to Rs. 19,472 million (U.S.$ 446 million)
- Revenue increase of 25% from Russia and CIS drives growth in the company's international branded finished dosages segment
- Revenue growth of 18% to Rs. 2,170 million (U.S.$ 50 million) in Russia, one of the most successful international markets
- Revenue increase in the key products of omeprazole and amlodipine maleate drives a growth of 44% in Europe Generics to Rs. 1,340 million (U.S.$ 31 million)
- Global omeprazole revenues placed at Rs. 1,963 million (U.S.$ 45 million); omeprazole revenues cross Rs. 436 million (U.S.$ 10 million) each in the key markets of India, Russia and U.K.
- Increase in revenue in the emerging high-margin Custom Pharmaceutical Services business from Rs. 113 million in 2003-04 to Rs. 312 million
- Nearly 7% of total revenue derived from new product launches across businesses.
  - In India, new product launches in the finished dosages segment contributes Rs. 252 million to the company's total revenue (5.8% of Indian revenues). The Company improved its industry ranking from the 24th position in 2003-04 to the 4th position in 2004-05 in terms of the value of new product launches (source: ORG IMS MAT, March 2005).
  - In the U.S., new product launches of citalopram and ciprofloxacin accounted for Rs 319 million of the total revenue, capturing a significant market share in the range of 15% to 17% despite stiff competition.
- Revenue declined in the API, U.S. Generics and Indian finished dosage segments due to a decline in revenue from ramipril API in Europe, fluoxetine and tizanidine in the U.S. Generics segment and a switchover in the product taxation system to the value-added tax (VAT) format in India.
- R&D investments increased by 41% to Rs. 2,803 million (U.S.$ 64 million)
- Net profit declined from Rs. 2,474 million in 2003-04 to Rs. 211 million as a result of an overall decline in revenue and higher R&D investments.

Pipeline Progress

- 45 pending ANDAs address innovator IMS sales of U.S.$ 25 billion; 12 include potential first-to-file opportunities
- Filed 7 DMFs in Europe
- Filed 306 international dossiers in branded finished dosages segment
- Submitted product license applications for 6 products to U.K. MHRA

U.S. DMF Filings

9
65
Filed 04-05 Cum 04-05

ANDA Filings

13
6
45
16
Filed 04-05 Pending Approval
Non Para IVs
Para IVs

(Rs. in million)

	03-04	04-05
Discovery & Specialty	940 (47%)	1,352 (48%)
Others	150 (8%)	355 (13%)

Discovery & Specialty ■ API & Finished Dosages Others

R&D Investments

- An increase in R&D investments to 14% of the company's total revenue at Rs. 2,803 million (U.S.$ 64 million)
- An allocation of 48% of the total R&D investment in the innovation-led businesses of drug discovery and specialty
- Commencement of the first-ever clinical trials outside India on two NCE assets, a significant milestone
- Completion of the Phase I trials for DRF 10945 in Canada while RUS 3108 is currently in Phase I trials in Ireland
- Prioritizing the development of two key assets in the dermatology specialty segment; assets likely to move into clinical development in 2005-06

Awards and Recognitions

- A ranking of Dr. Reddy's as the "7th Best Company to Work For in India", the only pharmaceutical company to be listed in the top 10, in a survey conducted by Business Today, Mercer and TNS.
- A ranking of Dr. Reddy's as 11th among the "Top 25 Best Employers in India" for 2004 in a survey conducted by Global HR consulting firm Hewitt Associates along with CNBC TV18.
- A ranking of Dr. Reddy's as the "6th most respected company" in India and the "Most respected company in Pharmaceutical sector" in a survey conducted by Businessworld.
- A ranking of Dr. Reddy's as the "Best API Company" and "Best Pharma Company for excellence in research" by Express Pharma Pulse, India's leading Pharmaceutical weekly.

Corporate Alliances

Partnership with ICICI Venture

- A U.S.$ 56 million agreement with ICICI Venture for the development and commercialization of ANDAs in the U.S. to be filed in 2004-05 and 2005-06. On commercialization of the products, the Company will pay ICICI Venture royalty on net sales for a period of five years.
- Receipt of U.S.$ 22.5 million by the Company in March 2005, of which U.S.$ 2.2 million was recognized as R&D income while a substantial part of the balance is available for mitigating R&D investments in 2005-06 based on the ANDA filing program and litigation milestones.

Acquisition of a U.S. Specialty R&D Company

- The acquisition of Trigenesis Therapeutics, Inc., a U.S. based privately owned dermatology company for a consideration of U.S.$ 11.0 million in April 2004.
- The acquisition to provide access to certain products and proprietary drug delivery technology platforms for the development of a pipeline of differentiated specialty products in the U.S. dermatology prescription segment.

Geographic expansion into Canada with Pharmascience

- A multi-product agreement for the development and marketing of generic products in Canada with Pharmascience Group.
- The agreement to provide the Company with an opportunity to leverage its intellectual property and know-how developed for the U.S. market in Canada.

Alliance with a U.S. biotechnology company for the development of a bio-generics portfolio.

Board of Directors



Dr. K. Anji Reddy

Chairman

Dr. K. Anji Reddy is the founder Chairman of Dr. Reddy's Laboratories Limited. Prior to founding Dr. Reddy's in 1984, he was the founder-Managing Director of Uniloids Ltd. and Standard Organics Limited and also served in the state-owned Indian Drugs and Pharmaceuticals Limited.

Under Dr. K. Anji Reddy's leadership, Dr. Reddy's has become a pioneer in the Indian Pharmaceutical industry. It has transformed the Indian bulk drug industry from import-dependent in mid-80s to self-reliant in mid-90s and finally into the export-oriented industry that it is today. Under his guidance, Dr. Reddy's became the first Indian company to embark upon drug discovery research in India in 1993 and the first non-Japanese Asia Pacific pharmaceutical company to list on NYSE in April 2001.

Dr. K. Anji Reddy is an active member of several associations and Government bodies including the Prime Minister's Council on Trade & Industry, Government of India, and the Board of National Institute of Pharmaceutical Education and Research (NIPER).

Dr. K. Anji Reddy is the founder Chairman of Naandi Foundation and Dr. Reddy's Foundation. His passion to develop sustainable social development models has helped these foundations to evolve and forge successful business-government-community partnerships.

Dr. K. Anji Reddy is the recipient of several awards and honors for his contribution to the pharmaceutical industry in India. Notable among them are Sir PC Ray award, twice conferred on Dr. Reddy by the Indian Chemical Manufacturers Association (1984, 1992), the Federation of Asian Pharmaceutical Associations (FAPA)'s FAPA-Ishidate Award for Pharmaceutical Research in 1998 and 'Businessman of the Year' award by India's leading business magazine, Business India in 2001.

Dr. K. Anji Reddy has a Bachelor of Science degree in Pharmaceuticals and Fine Chemicals from Bombay University and a Ph.D. in Chemical Engineering from National Chemical Laboratory, Pune.



G V Prasad

Vice Chairman and Chief Executive Officer

Mr. G V Prasad joined the Company in 1986 and leads the core team that is driving the Company's growth and transformation from a Company predominantly selling API, Branded Formulations & Generics to achieving its vision of becoming a discovery-led global pharmaceutical Company. As CEO, Mr. Prasad has championed the globalization of the Company and has played a vital role in the Company's evolution. He has been the architect of the Company's global generics strategy. He has helped create new platforms of growth for Dr. Reddy's, in the Customs Pharmaceutical Services, Discovery Services and Specialty Pharmaceutical segments.

Mr. Prasad has a Bachelors degree in Chemical Engineering from Illinois Institute of Technology, Chicago, and a Masters in Industrial Administration from Purdue University.

He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals. In addition to positions held in Company's subsidiaries, he is a Director in Diana Hotels Limited, Nipuna Services Limited and Leiner Health Products, LLC.



Satish Reddy

Managing Director and Chief Operating Officer

Mr. Satish Reddy joined the Company as Executive Director in 1993, responsible for manufacturing operations of active pharmaceutical ingredients (API), formulations, research and development activities and new product development. He presided over the Company's successful transition from a predominantly API manufacturer to a more value-added, finished dosages producer.

Prior to the merger of Cheminor Drugs Ltd into Dr. Reddy's in 2000, he served as the Managing Director of the then Dr. Reddy's Laboratories with primary focus on finished dosage forms (formulations), in the national and international markets. He was the major force behind the successful acquisition of American Remedies Ltd. (1999), a Chennai-based pharmaceutical company. Besides, he was instrumental in setting up our wholly-owned subsidiaries in Russia and Latin America and joint-ventures in China and South Africa.

Mr. Satish Reddy has a B. Tech. degree in Chemical Engineering from Osmania University, Hyderabad and M.S. degree in Medicinal Chemistry from Purdue University.

In addition to positions held in Company's subsidiaries, he is also a Director in Diana Hotels Limited and Biomed Russia Limited. He is also a member of the CII National Council.



Anupam Puri

Independent Director

Mr. Anupam Puri joined the Company as Director in 2002. Mr. Puri retired from McKinsey & Co. in 2000. Elected Director of the firm at 36, Mr. Puri played a variety of leadership roles during his 30-year career there. He has worked extensively on public policy issues the world over. Before joining McKinsey & Co, Mr. Puri was Advisor for Industrial Development to the President of Algeria, and consultant to General Electric's Center for Advanced Studies.

He holds a Bachelor of Arts degree in Economics from St Stephen's College, Delhi University, and Master of Arts and M. Phil. degrees from Oxford University.

He is also on the Boards of Godrej Consumer Products Limited, ICICI Bank Limited, Mahindra and Mahindra Limited, Mahindra British Telecom Limited and Patni Computer Systems Limited.

Prof. Krishna G Palepu

Independent Director



Prof. Krishna G Palepu joined the Company as Director in 2002. Prof. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the titles of Senior Associate Dean, Director of Research. Prof. Palepu teaches finance, control, and strategy in Harvard's MBA and Executive programs. He has published numerous research papers and is also the co-author of the book titled 'Business Analysis & Valuation: Text and Cases.'

Prof. Palepu has a Masters degree in physics from Andhra University, an MBA from the Indian Institute of Management and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary MA from Harvard, and an honorary Doctorate from the Helsinki School of Economics.

He serves as a consultant to a wide variety of businesses and is also on the boards of Satyam Computer Services Limited, Exetor Group, Enamics Limited and Harvard Business School Publishing Company.



Dr. Omkar Goswami

Independent Director



Dr. Omkar Goswami joined the Company as Director in 2000. Dr. Omkar Goswami is the Founder and Chairperson of CERG Advisory Private Limited. In March 1997, he moved away from formal academics to become the Editor of Business India, one of India's prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry — the premier apex industry organization of India.

A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil (Ph.D) from Oxford University. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

He is also a Director of Infosys Technologies Limited, DSP-Merrill-Lynch Investment Managers Limited, Crompton Greaves Limited, Infrastructure Development Finance Company Limited, SRF Limited and Sona Koyo Steering Systems Limited.

P N Devarajan

Independent Director



Mr. P N Devarajan joined the Company as Director in 2000. He was Director in Cheminor Drugs Limited, a Company which merged with Dr. Reddy's in 2000. He is currently member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of Council of Scientific and Industrial Research and member of the Research Council of National Chemical Laboratory. He was also a Director of the Bank of Baroda, member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited.

He is also a Director on the Board of Kothari Sugars and Chemicals Limited.

Ravi Bhoothalingam

Independent Director



Mr. Ravi Bhoothalingam joined the Company as Director in 2000. Mr. Bhoothalingam has served as the President of The Oberoi Group and was responsible for the operations of the Group worldwide. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Limited and as a Director of ITC Limited.

Mr. Bhoothalingam holds a Bachelor of Science degree in physics from St. Stephens College, Delhi and a Master of experimental psychology degree from Gonville and Caius College, Cambridge University.

He is also a Director of Nicco Internet Ventures Limited and Sona Koyo Steering Systems Limited.

Dr. V Mohan

Independent Director



Dr. V Mohan joined the Company as Director in 1996. He is also the Chairman and Managing Director of M V Diabetes Specialties Centre Private Limited, a Director of Madras Diabetes Eye Research Centre Private Limited and the President of the Madras Diabetes Research Foundation. He is also a visiting professor of Diabetology at Sri Ramachandra Medical College and a professor of International Health at the University of Minnesota, USA. He was awarded the prestigious Dr. B.C. Roy award by Medical Council of India in 2005.

Dr. Mohan holds a Bachelor of Medicine degree, Doctor of Medicine degree, Ph.D. and a Doctor of Science degree from Madras University.

Corporate Governance

Dr. Reddy's Laboratories Limited's ("Dr. Reddy's" or the "Company") long-standing commitment to high standards of corporate governance and ethical business practices is a fundamental shared value of its Board of Directors, management and employees. The Company's philosophy of corporate governance stems from its belief that timely disclosures, transparent accounting policies and a strong and independent Board go a long way in preserving shareholders trust while maximising long-term corporate value.

Recent Developments

On November 4, 2003, the Securities and Exchange Commission of the U.S. approved the long anticipated modifications to the corporate governance listing standards of New York Stock Exchange (NYSE). The new rules represent a sea change in the governance of listed companies, mandating stricter measures of Board independence and independent Director oversight of processes relating to corporate governance, auditing, Director nominations and compensation.

Listed foreign private issuers like Dr. Reddy's are permitted to follow home country corporate governance practices instead of these new listing standards. However, they must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE standards. This disclosure should be made on the Company's website or in the annual report.

In addition, the Sarbanes Oxley Act, 2002 (SOX) has brought sweeping changes in financial reporting. It is perceived to be most significant change to federal securities laws in the last three decades. Besides Directors and Auditors, this Act has also laid down new accountability standards for security analysts and legal counsels.

On October 29, 2004, SEBI directed all Stock Exchanges to amend Clause 49 of the Listing Agreement, including the Stock Exchange, Mumbai (popularly known as the Bombay Stock Exchange, or BSE), and National Stock Exchange of India Limited (NSE), with whom Dr. Reddy's equity shares are listed. The new Clause 49 of the Listing Agreement specifies certain additional corporate governance practices that the companies should follow, and is applicable starting December 31, 2005.

This section of the Annual Report, the information given under 'Management Discussion and Analysis' and 'Additional Shareholder Information' constitutes the compliance report of the Company on corporate governance during the year 2004-05.

Major initiatives during the year

The Company constantly endeavours in improving the corporate governance and disclosure practices. As part of this process, the following major initiatives were undertaken by the Company during the year:

- Review meetings of small group of Directors on specific business and control matters.
- Separate meetings of independent Directors in executive sessions, without the presence of management.
- Representation of independent Directors by nomination of a lead independent Director.
- Implementation of code of business conduct and ethics, along with ombudsman procedure.
- Detailed discussions on business strategy of various businesses.
- Usage of control tools under SOX to strengthen internal controls on financial reporting.

A. BOARD OF DIRECTORS

Composition

As on March 31, 2005, Dr. Reddy's Board consisted of nine Directors, comprising three executive Directors, including the Chairman and six independent Directors as defined under Indian laws and NYSE Corporate Governance Guidelines.

Dr. P Satyanarayana Rao, Director of the Company retired by rotation at the Annual General Meeting of the Company held on July 28, 2004..He had expressed his intention not to opt for reappointment.

Detailed profiles of Directors have been discussed in this annual report on page nos. 26 and 27.

The Directors bring in expertise in the fields of medicinal chemistry, medical research, human resource development, strategy, management, finance and economics. The Board provides leadership, strategic guidance, objective and independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Table 1 gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

Table 1: Composition of Dr. Reddy's Board as on March 31, 2005

Name	Position	Relationship with other Directors	Date of joining	Directorships in India u/s 275 of the Companies Act, 1956	Other Directorships[1]	Committee membership[2]	Chairmanship in Committees[3]
Dr. K. Anji Reddy	Executive Chairman	Father of Mr.Satish Reddy and father-in-law of Mr. G V Prasad	February 24, 1984	4	35	–	–
Mr. G V Prasad	Executive Vice Chairman and CEO	Son-in-law of Dr. K. Anji Reddy and brother-in-law of Mr. Satish Reddy	April 8, 1986	7	37	1	–
Mr. Satish Reddy	Managing Director and COO	Son of Dr. K. Anji Reddy and brother-in-law of Mr. G V Prasad	January 18, 1993	5	40	1	–
Mr. Anupam Puri	Independent Director	None	June 4, 2002	6	–	7	3
Prof. Krishna G Palepu	Independent Director	None	January 29, 2002	2	3	3	–
Dr. Omkar Goswami	Independent Director	None	October 30, 2000	7	1	8	2
Mr. P N Devarajan	Independent Director	None	October 30, 2000	2	1	3	1
Mr. Ravi Bhoothalingam	Independent Director	None	October 30, 2000	3	–	4	2
Dr. V Mohan	Independent Director	None	March 8, 1996	1	2	–	–

[1] Other Directorships are those, which are not covered under Section 275 of the Companies Act, 1956.

[2] Membership in Audit, Compensation and Shareholders' Grievance Committees including that of Dr. Reddy's

[3] Chairmanship in Audit, Compensation and Shareholders' Grievance Committees including that of Dr. Reddy's

Shareholding in the Company

Table 2 gives details of the shares held by each of the Directors as on March 31, 2005.

Table 2: Shares held by Directors in the Company

Name	No. of shares held
Dr. K Anji Reddy[1]	400,478
Mr. G V Prasad	686,772
Mr. Satish Reddy	597,916
Mr. Anupam Puri	Nil
Prof Krishna G Palepu	Nil
Dr. Omkar Goswami	Nil
Mr. P N Devarajan	Nil
Mr. Ravi Bhoothalingam	Nil
Dr. V Mohan	Nil

[1] Shares held in individual capacity. In addition Dr. K. Anji Reddy owns 40% of Dr. Reddy's Holdings Private Limited, which in turn owns 17,877,730 shares in Dr. Reddy's Laboratories Limited. Various members of his family own the balance shares in Dr. Reddy's Holdings Private Limited.

Meetings

The Company prepares the tentative annual calendar and the schedule of the Board and Board Committee meetings to assist the Directors in scheduling their program well in advance.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between any two meetings.

Dr. Reddy's Board met five times during the year under review – on May 28, 2004, July 27, 2004, October 26, 2004, January 31, 2005 and March 4, 2005. The Company held one Board meeting in each quarter as required under the Companies Act, 1956. The Company is in compliance with the provisions in the listing agreement on the gap between two Board meetings. Details of Directors and their attendance in Board meetings and Annual General Meeting are given in Table 3.

Table 3: Directors' attendance at Dr. Reddy's Board meetings and AGM during the financial year 2004-05

Name of Director	Meetings held in Director's tenure	Number of Board meetings attended	Attendance in last AGM on July 28, 2004
Dr. K Anji Reddy[1]	5	3	Present
Mr. G V Prasad	5	5	Present
Mr. Satish Reddy	5	5	Present
Mr. Anupam Puri[1]	5	4	Absent
Prof. Krishna G Palepu[1][2]	5	2	Present
Dr. Omkar Goswami	5	5	Present
Mr. P N Devarajan	5	5	Present
Dr. P Satyanarayana Rao[3]	2	2	Absent
Mr. Ravi Bhoothalingam	5	5	Present
Dr. V Mohan[1]	5	2	Absent

[1] Were given leave of absence on request.

[2] Prof. Krishna G Palepu attended one meeting by way of videoconference. However, he was considered absent in that meeting.

[3] Dr. P Satyanarayana Rao retired at the Annual General Meeting held on July 28, 2004.

The Board and Committee meetings at Dr. Reddy's extend for two days. In the course of these meetings, the business unit heads and key management personnel are called upon to make presentations to the Board.

Review meetings

During the year, a new initiative was undertaken to convene review meetings of Directors in addition to the regular Board and Board Committee meetings. The Company facilitates review meetings between the Board Meeting dates wherein a small group of Directors meet and review select topics in greater detail. This practice enables the Directors to get involved in comprehensive analysis of key themes and areas of work, and allows them to give their detailed inputs. During 2004-05, there were four review meetings conducted on April 26 and 27, 2004, January 24, 2005, March 3, 2005 and March 4, 2005. The minutes of such meetings are made part of the agenda of the next Board meeting.

The Company also organizes meetings of various business and functional heads (Management Council members) with the Directors during the Board meeting dates. The Management Council members look forward to Directors for their inputs and suggestions on various strategic and operational matters in their respective business and functional areas. In addition, the Company organizes periodic visits by Directors to its research and manufacturing locations to enable them to better understand the business operations and also to provide an opportunity to employees to interact with Directors.

Information given to the Board

The Company provides the following information to the Board or the Board Committees as and when required. Such information is submitted either as part of the agenda papers in advance of the meetings or are presented by way of presentations during the meetings of the Board or the Committees.

- Annual operating plans and budgets, capital budgets, updates, and all variances;
- Quarterly, half yearly and annual results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development and new drug discoveries;
- Minutes of meetings of Audit Committee and other Committees;
- Information on recruitment and remuneration of key executives below the Board level;
- Significant regulatory matters concerning Indian or Foreign regulatory authorities;
- Issues that involve possible public or product liability claims of a substantial nature;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets, or possible divestments;
- Details of any Joint Venture or collaboration agreements;
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business;
- Contracts in which Director(s) are deemed to be interested;
- Materially important show cause, demand, prosecution and penalty notices;
- Fatal or serious accidents or dangerous occurrences;
- Significant effluent or pollution problems;
- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company;
- Significant labour problems and their proposed solutions;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement; and
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer.

Meetings in Executive Session

During the financial year, the independent Directors of Dr. Reddy's met twice without the management in an executive session. The Company intends to further facilitate such sessions as and when required by the independent Directors.

Lead independent Director

During the year, recognizing the need of a representative of the independent Directors as a group, Mr. Ravi Bhoothalingam was nominated as lead independent Director for finalizing the information flow, agenda and schedule of Board and Committee meetings. Mr. Anupam Puri was nominated for scheduling the Board Retreat.



Board Online

The Company has created an online portal exclusively for the Board of Directors. The portal called "Board Online" keeps the Board members updated on all key information related to the Company. The Directors can access presentations, documents, agenda notes and minutes of all previous meetings online for their reference. They can also access key reports posted periodically at this portal. The portal also keeps them updated on the industry and the Company news.

Directors Remuneration

The remuneration, including the commission based on the net profits of the Company for the three Executive Directors is recommended by the Compensation Committee of the Board and is then approved by the Board. The independent Directors receive sitting fees for attending the meeting of Board and Board Committees and commission based on the net profits of the Company. Executive Directors are not eligible to participate in the stock option plan. Independent Directors have not been granted any options during the year under review, or in previous years. The remuneration including commission payable to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956 and duly approved by the Board and the shareholders.

The remuneration paid or payable to the Directors for their services rendered during 2004-05 is given in Table 4 below.

Table 4: Remuneration payable to the Directors for 2004-05 (in Rs. thousands)

Name of Directors	Sitting fees[1]	Commission[2]	Salaries	Perquisites[3]	Total
Dr. K Anji Reddy	NA	4,337	1,800	144	6,281
Mr. G V Prasad	NA	2,169	1,080	195	3,444
Mr. Satish Reddy	NA	2,169	1,080	195	3,444
Mr. Anupam Puri	70	383	NA	NA	453
Prof. Krishna G Palepu	57	383	NA	NA	440
Dr. Omkar Goswami	80	383	NA	NA	463
Mr. P N Devarajan	100	383	NA	NA	483
Dr. P Satyanarayana Rao[4]	10	–	NA	NA	10
Mr. Ravi Bhoothalingam	65	383	NA	NA	448
Dr. V Mohan	10	256	NA	NA	266

[1] Sitting fees include fees for Board as well as Committee meetings @ Rs. 5,000 per meeting.

[2] Commission are variable, and based on percentage of net profit calculated according to Section 198 of the Companies Act, 1956. The commissions would be paid after the approval of shareholders at the Annual General Meeting.

[3] Perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company vehicle for official use with driver, telephone at residence and superannuation benefits and are fixed in nature.

[4] Dr. P Satyanarayana Rao retired at the Annual General Meeting held on July 28, 2004.

Code of Business Conduct and Ethics, Whistle Blower Policy and Ombudsman Procedure

The Company has adopted a Code of Business Conduct and Ethics (the "Code"), which applies to all employees and Directors of the Company, its subsidiaries and affiliates. It is the responsibility of all employees and Directors to familiarize themselves with this Code and comply with its standards.

The Code includes whistle blower provisions, where the employees of the Company can voice their concerns on violation and potential violation of this Code in a responsible and effective manner.

An Ombudsman Procedure has also been made under this Code, which describes the ombudsman framework and procedures for investigation and communication of any report on any violation or suspected violation of Code, appeal against any decision taken by Ombudsman, and submission of complaint against any retaliation action against any employee. An independent Director has been appointed as Chief Ombudsman, and the reports and complaints submitted to the Company will be reported to the Audit Committee.

The Code of Business Conduct and Ethics and Ombudsman Procedure have been posted on the Company's website – www.drreddys.com.

Related Party Transactions

The details of related party transactions are discussed in detail in financials sections of this Annual Report.

Committees of the Board

The Committees appointed by the Board focus on specific areas and make informed decisions within the authority delegated. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or for approval. The Company has seven Board-level Committees, namely:

a) Audit Committee;

b) Compensation Committee;

c) Nomination Committee;

d) Strategy Committee;

e) Shareholders' Grievance Committee;

f) Investment Committee; and

g) Management Committee.

a) Audit Committee

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process;
- Review the financial results before placing them to the Board alongwith related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with statutory auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of external auditors and their fees;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other Indian as well as foreign subsidiaries;
- Review related party transactions; and
- Review the functioning of Whistle Blower mechanism.

The Audit Committee is entirely composed of independent Directors and all members of the Audit Committee are financially literate, and bring in expertise in the fields of finance, economics, human resource development, strategy and management. As of March 31, 2005, no member of our Audit Committee has been nominated as an Audit Committee financial expert under the definition of SEC and the amended Clause 49 of the Listing Agreement, which is to come into force from December 31, 2005.

The Audit Committee met four times during the year – on May 27, 2004, July 26, 2004, October 26, 2004 and January 31, 2005. In addition, the Chairman of the Audit Committee and some other members met additionally to review other processes, particularly the progress on internal control mechanisms to prepare for certification under Section 404. Table 5 gives the composition and attendance record of Audit Committee.

Table 5: Audit Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Dr. Omkar Goswami	Chairman	4	4
Mr. Anupam Puri[1]	Member	4	3
Prof. Krishna G Palepu[1][2]	Member	4	2
Mr. P N Devarajan	Member	4	4
Mr. Ravi Bhoothalingam	Member	4	4

[1] Were given leave of absence on request.

[2] Prof. Krishna G Palepu attended one meeting by way of video-conference. However he was considered absent in that meeting.

The Chief Executive Officer, Chief Financial Officer and Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The Statutory auditors of the Company were present in all the Audit Committee meetings during the year. The Company Secretary is the Secretary of the Committee.

The Audit Committee meetings were generally half a day sessions, except in the case of half-yearly and annual results, where they extend to full day sessions. The agenda for the Audit Committees, inter alia, included the following items:

- Detailed presentation of financial performance, including business level financial performance.
- Internal audit, control matters and risk management, including action-taken reports.
- Status on the implementation of the compliance with Section 404 of the Sarbanes Oxley Act, 2002.
- Discussion with statutory auditors, including new accounting standards and policies relating to Indian as well as US accounting principles and practices.
- Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Meetings with internal auditors focus on detailed reviews of the processes and internal controls in the Company. This practice enables the Directors in smaller groups to devote more time towards business and financial performance during the Audit Committee meetings.

The report of the Audit Committee is enclosed at the end of this section.

b) Compensation Committee

The Compensation Committee considers and recommends to the Board the compensation of the Executive Directors and Executives above Vice President level, and also reviews the remuneration package offered by the Company to different grades/levels of its employees.

While reviewing the remuneration of senior management personnel, the Committee takes into account the following:

- Financial position of the Company;
- Trends in the industry;
- Appointee's qualification;
- Experience;
- Past performance;
- Past remuneration; etc.

The Compensation Committee also administers the Company's Employee Stock Option Scheme. The details of stock options granted by the Committee have been discussed in detail in the Directors' Report.

The Executive Vice President and Global Chief of Human Resources makes periodic presentations to the Compensation Committee on performance appraisals, increments and performance bonus recommendations. Independent consultants are encouraged to discuss HR issues with the Compensation Committee. The Compensation Committee reviews the performance appraisals of Management Council members and approves the recommendations of their pay revisions and performance incentives. The discussions and presentations keep the Directors updated on various Human Resources matters.

The Compensation Committee is entirely composed of independent Directors.

The Compensation Committee met three times during the year on May 27, 2004, October 26, 2004 and January 24, 2005. Table 6 gives the composition and attendance record of the Compensation Committee.

Table 6: Compensation Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Mr. Ravi Bhoothalingam	Chairman	3	3
Mr. Anupam Puri	Member	3	3
Prof. Krishna G Palepu[1]	Member	3	2
Dr. Omkar Goswami	Member	3	3
Mr. P N Devarajan	Member	3	3

[1] Was granted leave of absence on request.

The Executive Vice President and Global Chief of Human Resources is the Secretary of the Committee.

The report of the Compensation Committee is enclosed at the end of this section.

c) Nomination Committee

The role of the Nomination Committee is to:

- Shortlist nominees for induction to the Board of the Company;
- Selection of nominees on the Board of the Company;
- Recommend appointment of members to the Board for its consideration; and
- Review principles of corporate governance of the Company.

The Nomination Committee is entirely composed of independent Directors.

The Company Secretary is the Secretary of the Committee.

The Nomination Committee met once during the year on May 27, 2004. Table 7 gives the composition and attendance record of the Nomination Committee.

Table 7: Nomination Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Mr. Anupam Puri	Chairman	1	1
Prof. Krishna G Palepu	Member	1	1
Dr. Omkar Goswami	Member	1	1
Mr. P N Devarajan	Member	1	1
Mr. Ravi Bhoothalingam	Member	1	1

d) Strategy Committee

The role of this Committee is to:

- Participate with management to develop or modify the Company's strategies;
- Recommend to the Board the adoption or modification of the Company's strategies;
- Participate with management to develop or modify the Company's merger and acquisition plans;

- Oversee the development of plans to implement different strategies;
- Review progress and implementation of the strategies; and
- Assess and provide guidance on internal and external trends and developments that impact both the strategy and its execution.

The Strategy Committee is composed of independent Directors and Executive Directors. The Chairman of the Committee is an independent Director.

The Committee held three meetings during the year on July 26, 2004, October 25, 2004 and January 24, 2005. Table 8 gives the composition and attendance record of the Strategy Committee.

The Company Secretary is the Secretary of the Committee.

Table 8: Strategy Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Prof. Krishna G Palepu[1]	Chairman	3	2
Mr. Anupam Puri	Member	3	3
Mr. G V Prasad	Member	3	3
Dr. Omkar Goswami	Member	3	3
Mr. Satish Reddy	Member	3	3

[1] Prof. Krishna G Palepu attended one meeting by way of video-conference. However he was considered absent in that meeting.

e) Shareholders' Grievance Committee

The Shareholders' Grievance Committee is empowered to perform all the functions of the Board in relation to share transfers/transmissions and handling of Shareholders' Grievances.

The Committee primarily focuses on:

- Review of investor complaints and their redressal;
- Review of the queries received from investors;
- Review of the work done by Share Transfer Agent; and
- Review of the corporate actions related work.

The Shareholders' Grievance Committee consists of three Directors including two Executive Directors. The Chairman of the Committee is an independent Director.

The Committee met four times during the year on May 27, 2004, July 26, 2004, October 26, 2004 and January 25, 2005. Table 9 gives the composition and attendance record of the Shareholders' Grievance Committee.

Table 9: Shareholders' Grievance Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Mr. P N Devarajan	Chairman	4	4
Mr. G V Prasad[1]	Member	4	3
Mr. Satish Reddy	Member	4	4

[1] was granted leave of absence on request.

The Company Secretary is the Secretary of the Committee who is designated as Compliance Officer of the Company.

An analysis of investor queries and complaints received during the year and pending disposal is given in the Additional Shareholders Information chapter of this annual report.

f) Investment Committee

The Investment Committee reviews the Company's capital investment proposals and ongoing projects.

The Investment Committee consists of three Directors including two Executive Directors. The Chairman of the Committee is an Executive Director.

The Committee held two meetings during the year on April 26, 2004 and January 25, 2005.

Table 10 gives the composition and attendance record of the Investment Committee.

Table 10: Investment Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Mr. G V Prasad	Chairman	2	2
Mr. P N Devarajan	Member	2	2
Mr. Satish Reddy(1)	Member	2	1

(1) was granted leave of absence on request.

The Company Secretary is the Secretary of the Committee.

During the year, the Committee approved the investments in the subsidiary companies and approved two projects for Formulation facilities at Baddi, Himachal Pradesh and Visakhapatnam Special Economic Zone, Andhra Pradesh.

g) Management Committee

The role of Management Committee is to authorise Directors and officers of the Company to deal with day to day business operations such as banking, treasury, insurance, excise, customs, administrative and dealing with other Government / Non Government authorities; approve loans to subsidiaries or other entities / persons upto an overall limit of Rs. 250 million; and approve borrowings from any person upto an overall limit of Rs. 250 million between two Board meetings.

The Management Committee consists of three Directors including two Executive Directors. The Chairman of the Committee is an independent Director.

The Committee held nine meetings during the year on April 30, 2004, June 7, 2004, July 15, 2004, August 6, 2004, September 15, 2004, October 26, 2004, January 5, 2005, February 14, 2005 and March 16, 2005. Table 11 gives the composition and attendance record of the Management Committee.

The Company Secretary is the Secretary of the Committee.

Table 11: Management Committee attendance during the financial year 2004-05

Committee members	Position	Meetings held	Meetings attended
Mr. Satish Reddy	Chairman	9	9
Mr. G V Prasad	Member	9	9
Mr. P N Devarajan(1)	Member	9	1

(1) was granted leave of absence on request.

B. MANAGEMENT

The management of Dr. Reddy's has developed and implemented policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes the risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

Management Council

Dr. Reddy's management council consists of all senior management members from the business units and corporate center of the Company. It has a balanced representation from the Indian as well as its overseas offices. Table 12 gives the details of the members of Management Council as on March 31, 2005:

Table 12: Details of Management Council Members as on March 31, 2005

Sr. No.	Name and Designation	Qualification	Age	Experience in years	Date of commencement of employment	Particulars of last employment
1	G V Prasad *Chief Executive Officer and Vice Chairman*	B.Sc. (Chem Eng), MS (Indl. Admn)	44	21	30.06.1990	Promoter Director, Benzex Labs Private Limited
2	Satish Reddy *Chief Operating Officer and Managing Director*	B.Tech., M.S.	37	13	18.01.1993	Director, Globe Organics Limited
3	V S Vasudevan *Chief Financial Officer*	B.Com., ACA	54	31	01.04.1986	Finance Head, Standard Equity Fund Limited
4	Abhijit Mukherjee *President – Developing Businesses*	B.Tech. (Chem)	46	16	15.01.2003	President, Atul Limited
5	Alan Shepard *Executive Vice President – Europe*	B.Tech. (Hons.)	57	34	01.11.2004	Vice President - Global Corporate Strategy, Pliva
6	Andrew J Miller *Executive Vice President and General Counsel*	B.A., J.D.	49	25	08.01.2002	Partner, Budd Larner
7	Arun Sawhney *President – API*	B.Com. PGDBM	49	22	01.06.2001	Chief Executive, Max-GB Limited
8	Ashwani Kumar Malhotra *Senior Vice President – Formulations TechOps*	M.Pharma, PGD-IE&M, PGD-CS	49	25	08.02.2001	Unit Head, Cipla Limited.
9	Dr. Dennis H Langer *President – North America*	B.A., M.D., J.D.	54	28	19.01.2004	Senior Vice President - Project and Portfolio Management, Research and Development, GlaxoSmithKline
10	Jaspal Singh Bajwa *President – Branded Formulations (ROW)*	B.Sc., PGDBM	53	28	10.04.2003	Executive Director and COO, Marico Industries Limited
11	K Sankara Rao *Executive Vice President – Integrated Product Development*	M.Pharma	51	27	29.09.1986	Production Executive, Cipla Limited
12	Mark Hartman *Executive Vice President – North America Generics*	B.Sc. Dairy Science, Virginia Tech	46	20	04.01.2002	Vice President, Sales & Marketing, Watson Generics
13	Osagie O. Imasogie *Executive Vice President – Global Corporate Business Development*	LL.B., B.L., LL.M.,	44	21	05.05.2004	Vice President & Director, GSK Ventures, GlaxoSmithKline
14	Dr. R Rajagopalan *President – Discovery Research*	M.Sc., Ph.D.	55	32	18.04.1994	Principal Research Scientist, Hoechst India Limited
15	Raghu Cidambi *Head – Corporate IPM and Strategic Planning*	B.Sc., PGDBM, LL.B.	54	35	01.10.2001	Director – Eenadu, Margadarsi Group
16	Saumen Chakraborty *Executive Vice President and Global Chief of HR*	B.Sc. (H), PGDBM	44	16	02.07.2001	Vice President, Tecumseh
17	Dr. Uday Saxena *Chief Scientific Officer*	Ph.D.	47	15	03.03.2003	Vice President, Preclinical Research, AtheroGenics Inc.

For further details on Management Council members please visit the corporate website of the Company – www.drreddys.com

Management Council meet: April 28, 2005, Hyderabad



Standing left to right: Andrew J Miller, Raghu Cidambi, Ashwani Kumar Malhotra, Saumen Chakraborty, Mark Hartman, K Sankara Rao, Arun Sawhney, V S Vasudevan.

Sitting left to right: Jaspal Singh Bajwa, Dr. R Rajagopalan, Alan Shepard, G V Prasad, Satish Reddy, Dr. Dennis H Langer, Osagie O. Imasogie, Abhijit Mukherjee.

Note: Dr. Uday Saxena, member of the Management Council was not present at the Management Council meet held on April 28, 2005.

The Management Council meets once in a quarter for two-three full day sessions. The background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the management council in the year under review:

- Company's long term strategy, growth initiatives and priorities;
- Monitoring overall Company performance, including the performance of various business units;
- Decision on major corporate policies;
- Discussion and sign off on annual plans, budgets and investments and any other major initiatives; and
- Discussion on business alliances proposals.

Management Discussion and Analysis

This annual report has a detailed chapter on Management Discussion and Analysis as part of financial sections.

Prohibition of Insider Trading

The Company has implemented a policy prohibiting Insider Trading in conformity with applicable rules of the Securities Exchange Board of India (SEBI) and Securities Exchange Commission (SEC) of United States of America. The necessary procedures have been laid down for employees, connected persons and persons deemed to be connected for trading in the securities of the Company.

C. INTERNAL CONTROL SYSTEMS

Effective governance consists of competent management; implementation of standard policies and processes; maintenance of an appropriate audit program and internal control environment and effective risk monitoring and management information systems.

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information on the Company. The Board and the management periodically review the findings and recommendations of the Auditors and take necessary corrective actions wherever necessary. The Board recognises the work of the Auditors as an independent check on the information received from the management on the operations and performance of the Company.

Statutory and U.S. GAAP Audits

For the financial year 2004-05, BSR & Co. audited the financial statements prepared under the Indian GAAP. The Company had also appointed KPMG as independent Auditors for the purpose of issuing opinion on the financials prepared under the U.S. GAAP.

While auditing the operations of the Company, the external Auditors recorded their observations and findings with the management. These were then discussed by the management, Audit Committee members and the Auditors at Audit Committee meetings. Corrective actions suggested by the Auditors and the Audit Committee were implemented or taken up for implementation by the management.

The independent Auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audit was made in accordance with generally accepted auditing standards and included a review of the internal controls to the extent, considered necessary to determine the audit procedures required to support their opinion.

Auditors' fees

During the year, the Company paid Rs. 7.9 million to the Statutory auditors of the Company BSR & Co. as Auditors remuneration.

The Company also paid Rs. 1.7 million to the Statutory auditors of the Company BSR & Co. as non-audit fees.

Internal Audit

Internal audit team at Dr. Reddy's performs independent reviews of control systems across Dr. Reddy's group of companies and reports on the same to the Audit committee. The Chief Internal Auditor is a permanent invitee to the Audit committee. In addition to regular audit committee meetings, members of the audit committee and the internal audit team hold independent sessions for discussing in depth certain audit activities such as planning and resourcing.

Annual audit plans are prepared using a risk based approach. The risk based approach considers factors such as business objectives, risks affecting these objectives, control systems in place, finding from earlier reviews etc. Audit plans are discussed in detail with CEO, COO and CFO to validate assumptions on risks and controls. These plans are presented to and approved by the audit committee. The audit committee reviews performance of the internal audit team based on these audit plans which are broken down into quarterly plans for easy monitoring. Areas requiring specialized skills are reviewed in partnership with external experts.

During the first half of the year internal audit team performed operations and compliance reviews. During the later half, after seeking specific approval of the audit committee chairman, internal audit team focused their efforts on ensuring compliance with Section 404 of the Sarbanes Oxley Act, 2002. The involvement of internal audit in Section 404 compliance program was in the role of project managers and also as independent internal auditors. They have refrained from performing functions which are management's responsibility.

D. INFORMATION TO STAKEHOLDERS

Dissemination of information

The Company has established systems and procedures to disseminate, in a planned way, relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large.

The primary source of information regarding the operations of the Company is the corporate website of the Company-www.drreddys.com.

All official news releases and presentations made to institutional investors and analysts are posted on the Company's website. An analysis of the various means of dissemination of information in the year under review is produced below in Table 12.

Table 12: Details of communication made during the financial year 2004-05.

Means of communication	Frequency
Press releases / statements	22
Earnings calls	4
Publication of results	4
Analysts meet	1

The quarterly results of the Company are published in widely circulated national newspapers such as The Economic Times, Business Line, The Hindu and The Times of India and the local daily, Vartha and Andhra Bhoomi. Also the same is disseminated internationally through Business Wire.

In addition to the corporate website, the Company maintains various portals such as

www.vikreta2drl.com

www.customer2drl.com

www.livizi.com

www.housecallsindia.com

www.drlintouch.com

which have proved to be effective tools for information dissemination and have been widely appreciated.

Information to Shareholders

Re-appointment of Directors

Prof. Krishna G Palepu and Mr. Ravi Bhoothalingam retire by rotation at the ensuing Annual General Meeting. These Directors are proposed to be re-appointed at the same meeting. Brief profiles of these Directors are given hereunder for the reference of the shareholders.

Prof. Krishna G Palepu has been on the Board of the Company since January 2002. Professor Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the titles of Senior Associate Dean, Director of Research. Professor Palepu has a Masters degree in physics from Andhra University, an MBA from the Indian Institute of Management and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary MA from Harvard and an honorary Doctorate from the Helsinki School of Economics. Professor Palepu teaches finance, control, and strategy in Harvard's MBA and Executive programs. He has published numerous research papers and is also the co-author of the book titled "Business Analysis & Valuation: Text and Cases". Professor Palepu serves as consultant to a wide variety of businesses and is also on the Boards of Satyam Computer Services Limited, Enamics Limited, Exetor Group and Harvard Business School Publishing Company. He is not holding any equity shares in the Company.

Mr. Ravi Bhoothalingam has been on the Board of the Company since October 2000. He served as the President of The Oberoi Group and was responsible for the operations of the Group worldwide. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Limited, and as a Director of ITC Limited. Mr. Bhoothalingam holds a Bachelor of Science degree in physics from St. Stephens College, Delhi and a Master of Experimental Psychology degree from Gonville and Caius College, Cambridge University. He is also a Director of Sona Koyo Steering Systems Limited and NICCO Internet Ventures Limited. He is not holding any equity shares in the Company.

Compliance report on non-mandatory requirements under Clause 49

A. Chairman of the Board

The Chairman of Dr. Reddy's is an Executive Director and he maintains the Chairman's office at the Company's expenses.

B. Remuneration Committee

The Board of Directors has constituted a Compensation Committee, which is composed of independent Directors. This Committee also discharges the duties and responsibilities as contemplated under non-mandatory requirements of Clause 49. The details of the Compensation Committee and its powers have already been discussed in this section of the annual report.

C. Shareholders rights

The Company did not send half yearly results to each household of the shareholders in the financial year 2004-05.

D. Postal ballot

There was no occasion of the postal ballot during the financial year 2004-05.

Additional Shareholder information

The detailed Additional Shareholders' Information section is part of this annual report.

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors comprises five Directors. Each member of the Committee is an independent Director as defined under Indian Laws and New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process including the systems of internal controls. During the year, the Committee discussed with the Company's internal auditors and Statutory Auditors the overall scope and plans for their respective audits. The Committee also discussed the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the Company's audited financial statements with the management. BSR & Co., the Company's independent Auditors for Indian GAAP financial statements and KPMG, Company's independent Auditors for U.S. GAAP financial statements are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the independent Auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

The Audit Committee has recommended that the Board accept the audited financial statements prepared in accordance with Indian GAAP and U.S. GAAP as true and fair statements of the financial health of the Company.

Further, the Committee has recommended that for the year 2005-06 the Board re-appoint BSR & Co. and KPMG as statutory independent Auditors for Indian GAAP and U.S. GAAP respectively.

Dr. Omkar Goswami
Chairman, Audit Committee

Date: May 6, 2005

REPORT OF THE COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Compensation Committee of the Board of Directors comprises five Directors. Each member of the Committee is an independent Director as defined under Indian Laws and New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written Charter adopted by the Board of Directors. The Committee has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its principal objective is to incentivize and reward executive performance that will lead to long-term enhancement of shareholder value. The Compensation policies of the Company are the vital elements of the Company's drive to identify, develop and motivate high-potential leaders to create and sustain outstanding performance. The Compensation Committee is responsible for overseeing performance evaluation, approving compensation levels for all senior executives and oversight of the administration of the Employee Stock Option Plan.

During the year, the Committee discussed Company's performance appraisal systems, the outcome of the performance assessment programs and compensation policies for national and international employees. The Committee also discussed amendment to the Employee Stock Option Scheme and grant of options at the par value of the shares. Accordingly, an amendment in Dr. Reddy's Employee Stock Option Scheme, 2002 was proposed in the last Annual General Meeting held on July 28, 2004.

As on March 31, 2005, the Company has 678,499 outstanding stock options, which amounts to 0.89% of total equity capital. The stock options have been granted to 154 employees of the Company and its subsidiaries under Dr. Reddy's Employee Stock Options Scheme, 2002. Out of the total 678,499 stock options, 298,950 stock options are exercisable at fair market value and 379,549 stock options are exercisable at par value i.e. Rs. 5.

Ravi Bhoothalingam
Chairman, Compensation Committee

Date: May 6, 2005

CERTIFICATE OF COMPLIANCE

To the Members of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on March 31, 2005, as stipulated in clause 49 of the Listing Agreement of the said Company with the Bombay Stock Exchange and the National Stock Exchange. The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Agarwal
Partner

Place: Hyderabad
Date: May 6, 2005

Additional Shareholders' Information

CONTACT INFORMATION

Registered and corporate office
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016
Andhra Pradesh, India
Phone: +91-40-23731946
Fax: +91-40-23731955
Website: http://www.drreddys.com

Representing officers
Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

Chief Compliance Officer
V S Vasudevan
Chief Financial Officer
Phone: +91-40-23731946
Fax: +91-40-23731955
email: vasudevan@drreddys.com

Compliance Officer
V Viswanath
Company Secretary
Phone: +91-40-23734504
Fax: +91-40-23731955
email: viswanathv@drreddys.com

ADR Investors / Institutional Investors / Financial Analysts
Nikhil Shah
Investor Relations
Phone: +91-40-55511532
Fax: +91-40-23731955
email: nikhilshah@drreddys.com

Media
R Rammohan
Corporate Communications
Phone: +91-40-55511620
Fax: +91-40-55511621
email: rammohanr@drreddys.com

Indian Retail Investors
Girish Tekchandani
Assistant Company Secretary
Phone: +91-40-23745274
Fax: +91-40-23731955
email: girisht@drreddys.com

EVENTS FOR FINANCIAL YEAR 2005-06

Annual General Meeting

Date	: Wednesday, July 27, 2005
Time	: 11.30 AM
Venue	: Convention Centre Hotel Viceroy, Tank Bund Road Hyderabad 500 080
Last date for receipt of proxy forms	: July 25, 2005 before 11.30 AM

Financial Calendar
The tentative calendar for declaration of financial results in financial year 2005-06 is as follows:

For the quarter ending June 30, 2005	Last week of July, 2005
For the quarter and half year ending September 30, 2005	Last week of October, 2005
For the quarter and nine months ending December 31, 2005	Last week of January, 2006
For the year ending March 31, 2006	First week of May, 2006
AGM for the year ending March 31, 2006	Second fortnight of July, 2006

Dividend
The Board of Directors of the Company has proposed a dividend of Rs. 5 on equity shares of Rs. 5 each. The dividend will be paid on or after August 1, 2005, if approved by the

shareholders at the Annual General Meeting scheduled on July 27, 2005.

Book Closure Date

The dates of book closure are from July 11, 2005 to July 15, 2005 (both days inclusive) for the purpose of payment of dividend.

LISTING ON STOCK EXCHANGES AND STOCK CODES

Equity shares	Stock Codes
° The Stock Exchange, Mumbai (BSE)	500124
° National Stock Exchange (NSE)	DRREDDY
American Depository Receipts (ADRs)	
° New York Stock Exchange (NYSE)	RDY

Notes:

1. Listing fees for the year 2005-2006 has been paid to the Indian Stock Exchanges.
2. Listing fees to NYSE for listing of ADRs has been paid for the calendar year 2005.
3. Shares are also traded at other stock exchanges as permitted securities.
4. The Stock Code on Reuters is REDY.BO and Bloomberg is DRRD@IN.

The Company's shares have been voluntarily de-listed from Hyderabad Stock Exchange Limited (Regional Stock Exchange), The Calcutta Stock Exchange Association Limited, Madras Stock Exchange Limited and Ahmedabad Stock Exchange.

International Securities Identification Number (ISIN)

ISIN is a unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised equity shares of the Company. The ISIN number of the equity shares of the Company is INE089A01023.

CUSIP Number for ADRs

The Committee on Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognised globally by organisations adhering to standards issued by the International Securities Organization (ISO). The Company's ADRs carry the CUSIP number 256135203.

DEPOSITORIES

Overseas depository of ADRs	Indian custodian of ADRs	Registrar for Indian shares (Common agency for demat and physical shares)
J P Morgan Chase Bank, N.A. P.O. Box 43013 Providence, RI 02940-3013 Phone: (781) 5754325 email: shareholder@adr.com	ICICI Limited ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India Phone: +91-22-26531414 Fax: +91-22-26531122	Bigshare Services Private Limited G-10 Left Wing, Amrutha Ville, Opp. Yashodha Hospital, Raj Bhavan Road, Hyderabad - 500 082 Phone: +91-40-23374967 Fax: +91-40-23370295 Contact Person: Mr. G S Dharma Veer email: hyd2_bigshare@yahoo.com

EQUITY HISTORY OF THE COMPANY

Table 1 gives the equity history of the Company from incorporation of the Company till March 31, 2005.

Table 1: Equity history of the Company till March 31, 2005

Date	Particulars	Issued	Cancelled	Cumulative
February 24, 1984	Issue to promoters	200	–	200
November 22, 1984	Issue to promoters	243,300	–	243,500
June 14, 1986	Issue to promoters	6,500	–	250,000
August 9, 1986	Issue to public	1,116,250	–	1,366,250
September 30, 1988	Forfeiture of 100 shares	–	100	1,366,150
August 9, 1989	Rights Issue	819,750	–	2,185,900
December 16, 1991	Bonus Issue	1,092,950	–	3,278,850
January 17, 1993	Bonus Issue	3,278,850	–	6,557,700
May 10, 1994	Bonus Issue	13,115,400	–	19,673,100
May 10, 1994	Issue to promoters	2,250,000	–	21,923,100
July 26, 1994	GDR underlying Equity Shares	4,301,076	–	26,224,176
September 29, 1995	SEFL shareholders on merger	263,062	–	26,487,238
January 30, 2001	CDL shareholders on merger	5,142,942	–	31,630,180
January 30, 2001	Cancellation of shares held in CDL	–	41,400	31,588,780
April 11,2001 & April 24, 2001	ADR underlying Equity Shares	6,612,500	–	38,201,280
July 9, 2001	GDR conversion into ADR	–	–	38,201,280
September 24, 2001	ARL shareholders on merger	56,694	–	38,257,974
October 25, 2001	Sub division of equity shares	–	–	76,515,948
January 30, 2004	Allotment pursuant to exercise of Stock Options	3,001	–	76,518,949

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry the same voting rights.

PERSONS HOLDING MORE THAN 1% OF THE SHARES

Table 2 gives the names of the persons who hold more than 1 per cent shares of the Company as on March 31, 2005.

Table 2: Persons holding 1 per cent or more of the shares in the Company

Sr. No.	Name	No. of shares held[1]	% of paid up capital
1	Dr. Reddy's Holdings Private Limited	17,877,730	23.36%
2	Life Insurance Corporation of India	7,355,048	9.61%
3	HSBC Global Investment Funds	1,471,921	1.92%

[1] Does not include ADR holdings

STOCK DATA

Table 3 gives the monthly high, low and the total number of shares/ADR traded per month on the BSE, NSE and the NYSE during the financial year 2004-05.

Table 3: High, low and number of shares traded per month on BSE, NSE and NYSE in financial year 2004-05

Month	BSE			NSE			NYSE		
	High (Rs.)	Low (Rs.)	No. of Shares	High (Rs.)	Low (Rs.)	No. of Shares	High (U.S.$)	Low (U.S.$)	No. of ADR
Apr-04	1002.90	859.00	1,042,615	1004.45	859.00	5,676,062	24.80	19.10	8,876,200
May-04	919.00	692.00	2,368,896	939.80	675.00	4,892,954	20.50	17.60	6,713,300
Jun-04	845.00	709.15	1,529,698	821.00	700.00	3,872,707	19.60	16.73	5,304,900
Jul-04	789.00	713.20	1,651,987	789.90	700.00	2,361,499	17.70	15.93	4,728,100
Aug-04	795.00	652.50	1,209,852	795.00	650.10	6,133,467	17.15	15.05	4,168,100
Sep-04	767.00	700.00	1,175,524	779.75	698.00	5,484,300	17.74	15.60	2,994,000
Oct-04	784.95	703.00	1,833,263	781.00	703.10	5,676,016	17.38	16.18	3,762,300
Nov-04	818.70	740.10	1,217,085	816.00	741.00	2,938,152	17.99	16.51	3,286,600
Dec-04	879.00	775.00	2,782,413	877.00	775.10	4,151,045	19.90	17.66	3,278,400
Jan-05	890.00	703.00	1,658,300	873.45	703.00	3,947,386	19.89	16.76	4,728,100
Feb-05	759.00	690.00	1,365,010	759.80	690.00	3,057,905	18.06	16.56	2,961,200
Mar-05	779.90	715.00	1,148,639	778.00	705.05	5,267,226	17.75	16.74	2,601,300

Note: 1 ADR = 1 Equity share

Chart 1 gives the movement of the Company's share price movement on NSE vis-a-vis S&P CNX Nifty during the financial year 2004-05.

Chart 1: Movement of the Company's share price in 2004-05 on NSE


140
120
100
80
60
40
20
0
S&P CNX Nifty
Dr. Reddy's share price
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Notes:

1. All values are indexed to 100 as on April 1, 2004
2. S&P CNX Nifty is a diversified 50 stock index accounting for 23 sectors of the Indian corporates. It is owned and managed by India Index Services and Products Ltd. (IISL), which is a joint venture between NSE and CRISIL.

Chart 2 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR index during the financial year 2004-05 and Chart 3 gives premium in per cent on ADR traded at NYSE compared to price quoted at NSE.

Chart 2: Movement of ADR prices in financial year 2004-05


140
120
100
80
60
40
20
0
S&P ADR Index
Dr. Reddy's ADR price
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Notes:

1. *All values are indexed to 100 as on April 1, 2004*
2. The S&P ADR Index is based on the non-U.S. stocks comprising the S&P Global 1200. For details of the methodology used to compute this index please visit www.adr.com

Chart 3: premium (in per cent) on ADR traded at NYSE compared to price quoted at NSE


14
12
10
8
6
4
2
0
-2
-4
-6
-8
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Note:

Premium has been calculated on a daily basis using RBI reference exchange rate

SHAREHOLDING PATTERN AS ON MARCH 31, 2005

Table 4 and 5 give the data on shareholding classified on the basis of ownership and shareholder class respectively.

Table 4: Distribution of shareholdings on the basis of ownership as on March 31, 2004 and March 31, 2005

	31-Mar-05		31-Mar-04		
	No. of shares	% of total	No. of shares	% of total	% change
Promoter's Holding					
Individuals	2,243,594	2.93	2,247,594	2.94	-0.01
Companies	17,877,730	23.36	17,461,730	22.82	0.54
Sub Total	20,121,324	26.30	19,709,324	25.76	0.54
Indian Financial Institutions	7,971,748	10.42	5,785,844	7.56	2.86
Banks	606,592	0.79	89,458	0.12	0.67
Mutual Funds	1,583,330	2.07	2,061,063	2.69	-0.62
Foreign holdings					
Foreign Institutional Investors	12,282,463	16.05	15,964,503	20.86	-4.81
Non Resident Indians	1,911,826	2.50	1,933,438	2.53	-0.03
American Depository Receipts	20,271,793	26.49	20,492,993	26.78	-0.29
Overseas Corporate Bodies	1,245	0.00	1,100	0.00	0.00
Sub total	34,467,327	45.04	38,392,034	50.17	-5.13
Indian Public and Corporate	11,768,628	15.38	10,481,226	13.70	1.68
Total	76,518,949	100.00	76,518,949	100.00	0.00

Table 5: Distribution of shareholding according to shareholder class as on March 31, 2005

Shares held	No. of shareholders	% of shareholders	No. of shares held	% of share holding
1 – 5,000	69,083	99.35	10,415,855	13.61
5,001 – 10,000	264	0.38	1,812,300	2.37
10,001 – 20,000	82	0.12	1,108,713	1.45
20,001 – 30,000	19	0.03	458,315	0.60
30,001 – 40,000	8	0.01	285,822	0.37
40,001 – 50,000	8	0.01	355,067	0.46
50,001 – 100,000	21	0.03	1,599,975	2.09
100,001 and above	52	0.07	40,211,109	52.55
Total, excluding ADRs	69,537	100.00	56,247,156	73.51
Equity shares underlying ADRs[1]	1	–	20,271,793	26.49
Total	69,538	100.00	76,518,949	100.00

[1] Held by beneficial owners in outside India

DIVIDEND HISTORY

Chart 4 gives the dividend history of the Company from 1996-97.

Chart 4: Dividend History of the Company



Final Dividend
Interim Dividend
150%
50%
100%
100%
100%
100%
30%
30%
30%
30%
5%
25%
40%
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05

The dividend proposed for declaration by shareholders for the financial year 2004-05 is Rs. 5 per share of Rs. 5 face value, which is 100%.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so want, send their nominations in prescribed Form 2B of the Companies (Central Government's) General Rules and Forms, 1956 to the Registrars & Transfer Agents of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) to avail the nomination facility.

SHARE TRANSFER SYSTEM

All services relating to share transfers / transmissions and information may be addressed to:

Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville,
Opp. Yashodha Hospital, Raj Bhavan Road,
Hyderabad – 500 082
Phone: +91-40-23374967
Fax: +91-40-23370295
email: hyd2_bigshare@yahoo.com
Contact Person: Mr. Dharma Veer, Branch Manager

The Company periodically audits the operations of Share Transfer Agent. The number of shares transferred / transmitted in physical form during the last two financial years is given in Table 6.

Table 6: Shares transferred / transmitted in physical form

	2004-05	2003-04
Number of transfers / transmissions	251	407
Number of shares	73,016	52,353

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialisation segment for all investors with effect from February 15, 1999. To facilitate easy access of dematerialised system to the investors, the Company has signed up with both the depositories, namely, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), and has established connectivity with the depositories through our registrars — Bigshare Services Private Limited.

Chart 5 gives the break up of dematerialized shares and shares in certificate form as on March 31, 2005 as compared with that of March 31, 2004.

Chart 5: Break up of dematerialized shares and shares in certificate form as on March 31, 2005 and March 31, 2004



March 31, 2004
(0.64%)
(69.67%)
March 31, 2005
(1.24%)
(71.50%)
Electric Form NSDL
Physical Form
Electric Form CDSL
Electric Form NSDL
Physical Form
Electric Form CDSL

Dematerialisation of shares is done through Bigshare Services Private Limited and on an average the dematerialisation process is completed within 10 days from the date of receipt of a valid dematerialisation request along with the relevant documents.

Secretarial Audit

Each of the quarter in the financial year 2004-05, a qualified practicing Company Secretary carried out secretarial audits to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and total issued and listed capital. The audit reports confirm that the total issued/paid up capital is in agreement with the total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

OUTSTANDING ADR WARRANTS AND IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange (NYSE) under the ticker symbol "RDY". Each ADR is presented by one equity share. As on March 31, 2005, there were approximately 12,050 record holders of ADRs evidencing 20,271,793 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN 2004-05

Table 7 gives details on all types of shareholder queries received and replied to during 2004-05. The pending queries and requests were either received during the last week of March 2005 or were pending due to non-receipt of information / documents from the respective shareholders.

Table 7: Shareholder queries and requests received and replied to in 2004-05

Sl. No.	Nature of Letters	Received	Replied	Pending
1	Change of address	397	397	–
2	Revalidation and issue of duplicate dividend warrants	469	429	40
3	Sub-division of shares	1,609	1,577	32
4	Share transfers	277	267	10
5	Transmission of shares	55	55	–
6	Split of shares	14	14	–
7	Stop transfer	138	138	–
8	Power of attorney registration	11	11	–
9	Change of bank mandate	70	70	–
10	Correction of name	7	7	–
11	Dematerialization of Shares	1,619	1,606	13
12	Rematerialization of Shares	22	22	–
13	Issue of duplicate share certificates of Dr. Reddy's	20	16	4
14	Issue of duplicate share certificates of ARL/SEFL/CDL	194	191	3
15	Letters and emails received from Shareholders	1,052	1,045	7
16	Letters received from Stock Exchanges/SEBI etc.	26	25	1

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the date, time, location and business transacted at last three Annual General Meetings.

Table 8: Last three Annual General Meetings

Year	Date and time	Location	Special resolution(s) passed
2001-2002	August 26, 2002 at 11.30 am	Hotel Viceroy, Tank Bund Road, Hyderabad – 500 080	• Amendment in Articles of Association of the Company
2002-2003	August 25, 2003 at 11.30 am	Hotel Viceroy, Tank Bund Road, Hyderabad – 500 080	• De-listing of equity shares from four stock exchanges
2003-2004	July 28, 2004 at 11.30 am	Hotel Viceroy, Tank Bund Road, Hyderabad – 500 080	• Approval to the Employee Stock Option Scheme • Amendment in the Employee Stock Option Scheme • Amendment in Articles of Association of the Company

All special resolutions in the Annual General Meetings held in 2002, 2003 and 2004 were passed through show of hands. An ordinary resolution relating to disposal of Company's Formulations factory (Formulations – III) situated at Pondicherry was passed by postal ballot in 2003. There was no other occasion of postal ballot in these Annual General Meetings.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are twelve pending cases relating to disputes over title of the shares, in which Company has been made a party. These cases however are not material in nature.

UNCLAIMED DIVIDENDS

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1996-97 have been transferred to the general revenue account of the Central Government / Investor Education and Protection Fund.

The dividends for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. Table 9 gives the transfer dates in this regard. Shareholders who have not claimed these dividends are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund. Shareholders who have not encashed their dividend warrants relating to the dividends specified in Table 9 are requested to immediately approach M/s Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrants/ demand drafts in lieu of the dividend warrants.

Table 9: Dates of transfer of unclaimed dividend

Financial year	Type of dividend	Date of declaration	Due for transfer
1997-1998	Final	25.09.1998	13.11.2005
1997-1998	Final (erstwhile Cheminor)	26.09.1998	14.11.2005
1998-1999	Final	24.09.1999	12.11.2006
1998-1999	Final (erstwhile Cheminor)	25.09.1999	13.11.2006
1999-2000	Interim	23.03.2000	11.05.2007
1999-2000	Final	29.09.2000	17.11.2007
1999-2000	Interim (erstwhile Cheminor)	23.03.2000	11.05.2007
1999-2000	Final (erstwhile Cheminor)	06.07.2000	24.08.2007
2000-2001	Final	24.09.2001	31.10.2008
2001-2002	Interim	31.10.2001	07.12.2008
2001-2002	Final	26.08.2002	02.10.2009
2002-2003	Final	25.08.2003	01.10.2010
2003-2004	Final	28.07.2004	03.09.2011

PLANT LOCATIONS (IN INDIA)

Bulk Drugs

Bulk Drugs – I	Bulk Drugs – II	Bulk Drugs – III	Bulk Drugs – IV
Plot No.137,138 & 146	Plot No.110&111	Plot No.116	Plot No.9/A
IDA Bollaram	IDA Bollaram	IDA Bollaram	Phase-III, IDA Jeedimetla
Jinnaram Mandal	Jinnaram Mandal	Jinnaram Mandal	Ranga Reddy Dist., AP
Medak Dist., AP	Medak Dist., AP	Medak Dist., AP	Pin: 500 055
Pin: 502 320	Pin: 502 320	Pin: 502 320	

Bulk Drugs – V	Bulk Drugs – VI	Bulk Drugs – VII
Peddadevulapally	IDA Pydibheemavaram	IDA Pydibheemavaram
Tripuraram Mandal	Ransthal Mandal	Ransthal Mandal
Nalgonda Dist., AP	Srikakulam Dist., AP	Srikakulam Dist., AP
Pin: 508 207	Pin: 532 409	Pin: 532 409

Formulations

Formulation – I	Formulation – II	Formulation – III	Formulation – IV
IDA Bollaram	S Y No.42 Bachupally	Ward-F, Block-4	Plot No. A-3 to A-6
Jinnaram Mandal	Quthbullapur Mandal	Adavipolam	Phase 1-A, Verna Industrial
Medak Dist., AP	Ranga Reddy Dist., AP	Yanam, Pondicherry	Estate, Verna, Goa
Pin: 502 320	Pin: 500 123	Pin: 533 464	Pin: 403 722

Generics	Biotech	Custom Pharmaceutical Services	Critical Care	Discovery Research
Survey No.41	Survey No.47 Bachupally	Bollaram Road	Survey No.47 Bachupally	Bollaram Road
Bachupally	Quthbullapur Mandal	Miyapur,	Quthbullapur Mandal	Miyapur
Quthbullapur Mandal	Ranga Reddy Dist., AP	Hyderabad, AP	Ranga Reddy Dist., AP	Hyderabad, AP
Ranga Reddy Dist., AP	Pin: 500 043	Pin: 500 050	Pin: 500 043	Pin: 500 050
Pin: 500 043				

PLANT LOCATIONS (OUTSIDE INDIA)

Dr. Reddy's Laboratories (UK) Limited	Dr. Reddy's Laboratories (EU) Limited	Kunshan Rotam Reddy Pharmaceutical Co. Limited	Reddy US Therapeutics Inc.
Riverview Road, Beverly	208-214, York Road	Huangpujiangzhonglu Kunshan	3065, Northwoods circle
East Yorkshire, HU 17 Old	Battersea, London, Sw11 3sd	Economic and Technological	Norcross, GA 30071-1542
United Kingdom.	United Kingdom.	Development Zone	United States of America
		Jiangsu province, China.	

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS FOR LAST THREE YEARS

There has been no instance of non-compliance relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the listing agreements.

INFORMATION ABOUT DIRECTORS PROPOSED FOR REAPPOINTMENT

The information is given in the Section on 'Corporate Governance'.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING EXTRA-ORDINARY GENERAL MEETING

The Extra Ordinary General Meeting of the Company may be called on by the requisition of the shareholders. The requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requisitionists, and deposited at the registered office of the company.

Pursuant to the provisions of the Companies Act, 1956, the members entitled to the requisition of an Extra-Ordinary General Meeting with regard to any matter shall be those who hold not less than one-tenth of the paid-up capital of the company as at the date of the deposit of the requisition and carry the right of voting in that matter.

PROCEDURE FOR NOMINATING DIRECTOR ON THE BOARD

Pursuant to Section 257 of the Companies Act, 1956, any member intending to propose a person for appointment on the Board of the Company shall, leave a notice in writing under his hand signifying candidature to the office of director along with a deposit of five thousand rupees at the registered office of the company, by not less than fourteen days before the meeting.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the Company's corporate website – www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, V Viswanath, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Maintained all the books of account and statutory registers prescribed under the Companies Act, 1956.

b. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/or Authorities as required under the Companies Act, 1956.

c. Conducted the Board Meetings and Annual General Meetings as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.

d. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities.

e. Not exceeded the borrowing powers.

f. Paid dividend to the shareholders within the time limit prescribed and has also transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit.

g. Complied with the regulations prescribed by the Stock Exchanges, SEBI and other Statutory Authorities and also the statutory requirements under the Companies Act, 1956 and other applicable statutes in force.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully well that on the faith and strength of what is stated above, the shareholders of the Company will place full reliance on it.

Place: Hyderabad
Date: May 6, 2005

V Viswanath
Company Secretary

Five Years at a Glance (U.S. GAAP)

All figures in Rs. Million except EPS

For the year ended March 31	2005	2004	2003	2002	2001
Income Statement Data:					
Product sales	19,126	20,081	18,070	16,409	10,975
License fees	346	–	–	125	–
Other	–	–	–	89	–
Total revenues	19,472	20,081	18,070	16,623	10,975
Cost of revenues	9,386	9,346	7,848	6,869	5,736
Gross profit	10,086	10,735	10,222	9,754	5,239
as a % of revenues	52	53	57	59	48
Operating Expenses:					
Selling, general and administrative expenses	6,810	6,563	5,103	3,674	2,819
Research and development expenses	2,803	1,992	1,412	742	509
Amortization expenses	350	383	419	488	482
Foreign exchange (gain)/loss	489	(282)	70	(209)	(62)
Total operating expenses	10,453	8,655	7,005	4,695	3,748
Operating income	(366)	2,080	3,218	5,059	1,491
as a % of revenues	(2)	10	18	30	14
Equity in loss of affiliate	(58)	(44)	(92)	(131)	(32)
Other (expense) / income, net	532	504	683	154	(387)
Income before income tax and minority interest	107	2,540	3,809	5,083	1,073
Income tax benefit/(expense)	94	(69)	(398)	(154)	(321)
Minority interest	10	3	(7)	(15)	(9)
Net income/(loss)	211	2,474	3,404	4,914	742
as a % of revenues	1	12	19	30	7
Net income / (loss) per equity share					
Basic	2.76	32.34	44.49	64.63	11.74
Diluted	2.76	32.32	44.49	64.53	11.74
Dividend declared per share of Rs. 5 (Rs.)	5.00	5.00	5.00	7.50	2.00
Balance Sheet Data:					
Cash and cash equivalents	9,288	4,376	7,273	5,109	479
Working capital	10,771	11,103	12,024	9,519	795
Total assets	29,288	26,619	23,092	18,967	11,883
Total long-term debt, excluding current portion	25	31	41	47	1,003
Total stockholders' equity	20,953	21,039	18,832	15,457	5,241
Additional data:					
Net cash provided by / (used in):					
Operating activities	2,292	3,999	4,367	4,653	617
Investing activities	633	(6,506)	(1,955)	(1,533)	(689)
Financing activities	1,931	(376)	(153)	1,422	(88)
Effect of exchange rate changes on cash	56	(14)	(95)	89	82
Expenditure on property, plant and equipment	(1,749)	(2,416)	(1,516)	(1,090)	489

Intangibles Valuation

EVA – Economic Value Added®

(Rs. million)

For the year ended March 31	2005	2004	2003	2002	2001
Shareholders funds	20,953	21,039	18,832	15,457	5,241
Debt - long term	25	31	41	47	1,003
Total capital employed	20,978	21,070	18,873	15,504	6,244
Earnings before interest & tax (EBIT)	173	2,555	3,944	5,095	1,460
Tax on EBIT*	2	205	398	423	411
NOPAT (a)	171	2,350	3,546	4,672	1,049
Cost of debt	2.3%	1.9%	1.9%	1.9%	6.6%
Cost of equity & retained earnings	12.3%	10.8%	11.9%	12.8%	16.1%
Weighted average cost of capital	12.3%	10.8%	11.9%	12.7%	14.6%
Capital charges (b)	2,571	2,267	2,238	1,973	910
Economic Value Added (a-b)	(2,400)	83	1,307	2,699	140

® EVA is a registered trademark of Stern Stewart & Co.

Note:

1. The cost of equity is calculated by using the following formula:
   Return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Dr. Reddy's in India
2. 10-year G-Sec yield taken as the risk-free rate of investment (6.72%)
3. Beta value of 0.67 used for calculation of cost of equity
4. Taxes on EBIT calculated at the Effective Tax Rate (excluding deferred taxes)
5. All the calculations are based on U.S. GAAP Consolidated Financials


2,699
1,307
140
83
2001
2002
2003
2004
2005
(2,400)

MVA – Market Value Added

(Rs. million)

For the year ended March 31	2005	2004	2003	2002	2001
Current market value of debt	25	31	41	47	1,003
No of outstanding shares (Mn)	77	77	77	77	32
Share price details*					
High for the year	1,004	1,461	1,150	1,150	1,494
Low for the year	650	816	675	432	1,159
Average price	827	1,139	912	791	1,327
Average market value of equity	63,302	87,124	69,821	60,527	41,984
Market value of debt and equity	63,327	87,156	69,862	60,574	42,987
Book value of debt and equity	20,978	21,070	18,873	15,504	6,244
Market value at end of year	42,349	66,085	50,989	45,070	36,743
Net MVA added during the year	(23,736)	15,096	5,919	8,327	2,914

* Share prices in 2002 adjusted for stock split


66,085
50,989
45,070
42,349
36,743
2001
2002
2003
2004
2005

Ratio Analysis

Based on U.S. GAAP consolidated financials

Year ending March 31	2005	2004	2003
Performance Ratios:			
Product revenues / total revenue %	98.2	100.0	100.0
License fees / total revenue %	1.8	–	–
Export Revenue / total revenue %	65.6	64.4	64.1
Domestic revenue / total revenue %	34.4	35.6	35.9
Gross profit / total revenue %	51.8	53.5	56.6
– API %	27.8	33.1	37.9
– Formulations %	68.1	65.5	64.1
– Generics %	54.7	69.5	75.2
– Critical care & biotechnology %	66.5	49.6	45.3
Selling, general and administrative expenses / total revenue %	35.0	32.7	28.2
R&D expenses / total revenue %	14.4	9.9	7.8
– Drug Discovery / Total R&D %	31.0	36.6	34.0
Employee cost (excluding R&D employee cost) / total revenue %	14.7	12.1	10.8
Operating profit / total revenue %	(1.9)	10.4	17.8
Depreciation and amortization / total revenue %	6.7	5.6	5.6
Other income / total revenue %	2.7	2.5	3.8
Profit before tax / total revenue %	0.5	12.6	21.1
Balance Sheet Ratios:			
Fixed assets turnover ratio	2.9	3.6	4.2
Capital expenditure / total revenue %	9.0	12.0	8.4
Working capital turnover ratio	1.8	1.7	1.7
Debt / equity	0.13	0.02	0.02
Debtors turnover (days)	68.6	66.8	75.1
Inventory turnover (days)	127.0	113.5	115.8
Current ratio	2.4	3.4	4.9
Cash and cash equivalents / total assets	31.7	16.4	31.5
Investments securities (current + non-current) / total assets	4.5	15.4	0.0
Growth Ratios:			
Total revenue %	(3.0)	11.1	8.7
– API %	(9.0)	20.3	21.1
– Formulations %	4.2	9.4	13.7
– Generics %	(17.5)	1.2	(5.4)
– Critical care & biotechnology %	28.2	(4.0)	(0.2)
Export revenue %	(1.2)	11.7	9.6
Selling, general and administrative expenses %	3.8	28.6	38.9
R&D Expenses %	40.8	41.1	90.4
Operating profit %	(117.6)	(35.3)	(36.4)
Net Profit %	(91.5)	(27.3)	(30.7)
Share Data :			
Book value (Rs. per share)	273.8	275.0	246.1
Dividend %	100.0	100.0	100.0
Dividend per share (Rs.)	5.0	5.0	5.0
Price / earnings, end of year	267.8	30.1	20.6
Basic earnings per share (Rs.)	2.8	32.3	44.5
Diluted earnings per share (Rs.)	2.8	32.3	44.5

Directors' Report

Dear Members,

Your Directors are pleased to present the 21st Annual Report for the year ended March 31, 2005.

The financial highlights of the year are:

FINANCIAL HIGHLIGHTS

Table – 1 gives the financial highlights of the Company in the financial year 2004-05 as compared to previous financial year on Indian GAAP standalone basis.

Table 1: Financial highlights for the financial year ended March 31 (Rs. in thousands)

	2005	2004
Income	16,290,422	17,423,711
Gross profit	1,368,152	3,750,657
Depreciation	924,575	717,219
Profit before tax	.443,578	3,033,438
Taxation		
Current tax	(211,010)	201,478
Net profit for the year	654,588	2,831,960
Add: Profit and loss brought forward	1,663,130	1,265,305
Less: Accumulated Loss of Zenovus Bio-tech Ltd.	–	2,520
Total available for appropriation	2,317,718	4,094,745
Appropriations:		
Proposed dividend on equity shares	382,595	382,595
Tax on proposed dividend	53,659	49,020
Transfer to general reserve	66,000	2,000,000
Balance carried forward	1,815,464	1,663,130
Earnings Per Share (Par value Rs. 5 per share)		
Basic	8.55	37.01
Diluted	8.54	37.00

DIVIDEND

Your Directors are pleased to recommend a dividend of Rs. 5 per equity share of Rs. 5 for the financial year 2004-05. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders whose name appear on the register of members of the Company as on July 11, 2005.

The dividend would be tax-free in the hands of the shareholders.

EMPLOYEE STOCK OPTION SCHEME

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on March 31, 2005 under the Dr. Reddy's Employee Stock Option Scheme, 2002 are set out in the Annexure –1 to the Directors' Report.

CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

A detailed report on the Corporate Governance system and practices of the Company are given in a separate section in this annual report. Additional information for the shareholders is given in Additional Shareholders' Information section.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed Management Discussion and Analysis sections for Indian GAAP standalone, Indian GAAP consolidated and under U.S. GAAP are provided in this annual report in financials sections.

SUBSIDIARY COMPANIES

The Company had 21 subsidiary companies as on March 31, 2005. The members may refer to the Statement under Section 212 of the Companies Act, 1956 and information on the financials of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this annual report for further information on these subsidiaries.

The Ministry of Company Affairs vide its letter no. 47/14/2005 – CL-III dated March 31, 2005 granted approval to the Company for not attaching the financials of subsidiary companies to the financials of the Company for the financial year 2004-05.

The members, if they desire, may write to Company Secretary at Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016, to obtain a copy of the financials of the subsidiary companies.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2004-05 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

FIXED DEPOSITS

Your Company has not accepted any fixed deposits under Section 58A of the Companies Act, 1956 and hence no amount of principal or interest was outstanding as of the Balance Sheet date.

DIRECTORS

Dr. P. Satyanarayana Rao retired by rotation at the Annual General Meeting held on July 28, 2004. He had expressed his intention not to opt for re-appointment at this Annual General Meeting. The Company expressly resolved at the same meeting not to fill this vacancy.

Prof. Krishna G Palepu and Mr. Ravi Bhoothalingam retire by rotation at the ensuing Annual General Meeting scheduled on July 27, 2005 and proposed to be re-appointed. The brief profiles of these Directors are given in the Corporate Governance section for the reference of members.

AUDITORS

The name of the Statutory Auditors firm of the Company was changed from Bharat S Raut & Co. to BSR & Co. The Statutory Auditors of the Company BSR & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of Auditors, if reappointed. The Audit Committee and the Board of Directors recommend BSR & Co. as Statutory Auditors of the Company for the financial year 2005-06.

COST AUDIT

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed Cost Audit of the Company's API Division and Formulation Division.

R R Sharma, the Cost Auditors of the Company expressed their intention not to opt for re-appointment at the Board Meeting held on May 28, 2004. The Board appointed Sagar Associates as Cost Auditors of the Company for the Financial Year 2004-05.

The Cost Audit is under process and the Company will submit the Cost Auditors' report to the Central Government within the stipulated statutory period.

PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out in the Annexure–2 to the Directors' Report.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rule, 1988 are set out in the Annexure–3 to the Directors' Report.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients.

We also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavor to help people lead healthier lives.

For **Dr. Reddy's Laboratories Limited**

Dr. K. Anji Reddy
Chairman

Place: Hyderabad
Date: May 6, 2005

ANNEXURE TO THE DIRECTORS' REPORT

Annexure – 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on March 31, 2005 under the Dr. Reddy's Employee Stock Option Scheme 2002 are as under:

Sl.No.	Description	Details
1	Options granted	1,831,768
2	The pricing formula	Dr. Reddy's Employee Stock Option Scheme, 2002 provides for the grant of options in two categories: **Category A:** 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and **Category B:** 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option). The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested	188,538
4	Options exercised	3,001
5	The total number of shares arising as a result of exercise of option	3,001
6	Options lapsed	1,150,268
7	Variation of terms of options	Members of the Company approved the amendment in Dr. Reddy's Employee Stock Option Scheme, 2002 at the Annual General Meeting held on July 28, 2004. The amendment enabled the Company to grant Stock Options in two categories as discussed in para 2 above. Before this amendment Dr. Reddy's Employee Stock Option Scheme, 2002 provided for grant of options at fair market value only. On 24 January 2005, the Company offered all employees who were holding fair market value options, an option to exchange their existing fair market value options with par value (Rs. 5) options. As part of this offer, 725,931 Stock Options granted at fair market value were surrendered and exchanged with 290,473 stock options at par value (Rs. 5).
8	Money realised by exercise of options	Rs. 3,040,383
9	Total number of options in force	678,499

10	Employee wise details of options granted to		
	(i) Senior managerial personnel (as on March 31, 2005)	**Name**	**No. of Options**
		Par Value Options	
		Andrew J Miller	6,800
		Abhijit Mukherjee	3,200
		Arun Sawhney	11,880
		Ashwini Kumar Malhotra	7,408
		Dr. Dennis Langer	104,000
		Dr. R Rajagopalan	9,680
		Dr. Uday Saxena	8,000
		Jaspal S Bajwa	8,000
		K B Sankara Rao	7,718
		Raghu Cidambi	8,000
		Saumen Chakraborty	7,200
		Fair Market Value Options	
		Mark T Hartman	60,000
		Andrew J Miller	30,000
		Saumen Chakraborty	10,000
		V S Vasudevan	25,740
	(ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Dr. Dennis Langer, President North America Operations was granted 80,000 options during the financial year 2004-05 which is 9.4% of the total options granted during that year.	
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	Nil	
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	8.54	
12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2004-05 based on Intrinsic Value Method is Rs. 52.34 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year 2004-05 would have been Rs. 50.96 million. There would not have been any adverse effect on the Profit and EPS of the Company, if Fair Market Value method of accounting was adopted instead of Intrinsic Value.	
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price of the outstanding options as on March 31, 2005 was Rs. 433.40. The weighted average fair value of the outstanding options as on March 31, 2005 was Rs. 419.2.	
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:	
	(i) Risk-free interest rate,	4.48% - 6.84%	
	(ii) Expected life,	12 months to 78 months	
	(iii) Expected volatility,	39.39% to 50.70%	
	(iv) Expected dividends, and	0.5%	
	(v) The price of the underlying share in market at the time of option grant	Rs. 711 to Rs. 1,349	

Annexure –2

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are as under:

Sl. No.	Name of the employee	Age	Designation	Gross remuneration (Rs.)	Qualification	Experience in years	Date of commencement of employment	Particulars of last employment
	Employed for the full year							
1	Dr. K. Anji Reddy	65	Executive Chairman	33,339,503	B.Sc.(Tech.), Ph.D.	35	01.09.1986	Managing Director, Standard Organics Limited
2	Mr. G V Prasad	44	Executive Vice Chairman and CEO	16,972,152	B.Sc.(Chem. Eng.), M.S. (Indl. Admn.)	21	30.06.1990	Promoter Director, Benzex Labs Private Limited
3	Mr. Satish Reddy	37	Managing Director and COO	16,972,152	B.Tech., M.S.	13	18.01.1993	Director, Globe Organics Limited
4	Mr. V S Vasudevan	54	Chief Financial Officer	7,212,816	B.Com., ACA	31	01.04.1986	Finance Head, Standard Equity Fund Ltd.
5	Mr. Abhijeet Mukherjee	46	President	5,833,500	B.Tech.(Chem.)	16	15.01.2003	President, Atul Limited
6	Mr. Arun Sawhney	49	President	9,288,952	B.Com., PGDBM	22	01.06.2001	Chief Executive, Max-GB Limited
7	Mr. Jaspal Singh Bajwa	53	President	9,203,090	B.Sc., PGDBM	28	10.04.2003	Executive Director and COO, Marico Industries Limited
8	Dr. R. Rajagopalan	55	President	5,203,056	M.Sc., Ph.D.	32	18.04.1994	Principal Research Scientist, Hoechst India Limited
9	Mr. K. Sankara Rao	51	Executive Vice President	4,941,107	M.Pharma	27	29.09.1986	Production Executive, Cipla Limited
10	Mr. Saumen Chakraborty	44	Executive Vice President	6,594,100	B.Sc.(H), PGDBM	16	02.07.2001	Vice President, Tecumseh
11	Mr. Ashwani Kumar Malhotra	49	Senior Vice President	5,160,220	M.Pharma, PGD-IE&M, PGD-CS	25	08.02.2001	Unit Head, Cipla Limited
12	Mr. C Raghuraman	45	Senior Vice President	2,654,174	M.Tech., M.Sc.	21	22.03.2004	Vice President - Polaris Software
13	Dr. N R Srinivas	45	Senior Vice President	4,261,070	B.Pharma., Ph.D.	15	01.06.2001	Senior Research Investigator, Bristol Myers Sqibbs Company
14	Mr. S Venkatraman	58	Senior Vice President	3,634,380	M.Sc.	31	25.03.1987	GM-Tech, Uniloids Limited
15	Mr. Vilas Dholye	55	Senior Vice President	4,304,228	B.Tech.(Chem)	26	18.12.2000	VP, Pidilite Industries Limited
16	Dr. Javed Iqbal	58	Distinguished Research Scientist	4,579,233	M.Sc., Ph.D.	26	02.01.2003	Director, Regional Research Laboratory
17	Mr. Chandan Kumar	47	Vice President	2,634,133	M.Sc.	24	07.12.1998	Deputy Manager - Darshal Limited
18	Mr. G Subramanyam	50	Vice President	2,432,809	B.A., ACA	26	09.07.2003	Director - Indian School of Business
19	Mr. J N G G Shankar	46	Vice President	2,786,871	M.Pharma, MBA	25	28.02.1996	General Manager - John Wyeth (India) Limited
20	Dr. Kashi Nath Singh	53	Vice President	3,341,304	M.Sc., Ph.D.	32	08.08.2003	President - Alkem Laboratories Limited

Sl. No.	Name of the employee	Age	Designation	Gross remuneration (Rs.)	Qualification	Experience in years	Date of commencement of employment	Particulars of last employment
21	Mr. K N Reddy	51	Vice President	2,429,812	M.Sc.	27	16.05.1994	Manager - Ranbaxy Laboraoties Limited
22	Mr. K Ramesh	44	Vice President	2,746,014	B.E.(Mech), MMS	21	25.01.2002	General Manager - Max India Limited
23	Mr. K S R Krishna Reddy	46	Vice President	2,771,677	B.Com	20	05.11.1984	Resident Executive, Cheminor Drugs Ltd
24	Mr. M S Mohan	41	Vice President	3,219,044	M.Pharma	17	01.03.2000	Asst Manager - Astra IDL Limited
25	Dr. P Sairam	55	Vice President	2,817,340	M.Sc., Ph.D.	26	19.12.1994	Manager - Cipla Limited
26	Mr. Prabir Kumar Jha	38	Vice President	3,105,820	M.A., PGDM(XLRI)	13	29.11.2002	Regional Head HR - Mahindra British Telecom
27	Mr. Ranjan Chakraborty	47	Vice President	3,115,088	M.Sc., Ph.D.	22	08.02.1995	Research Associate, University of Massachusetts Medical Centre
28	Ms. Ritha Chandrachud	41	Vice President	2,483,467	B.Sc., MMS	19	14.07.2003	Sr. Director - Fulford (India) Limited
29	Mr. Singhai Sunil Chand	49	Vice President	3,259,072	M.Pharma	27	19.02.2001	General Manager - Ranbaxy Laboratories Limited
30	Mr. T S Rangan	40	Vice President	2,521,740	MBA, MS(IS)	18	07.12.1999	Manager - Finance & IT - Zeneca Agrochemicals Limited
31	Mr. V K Chandrasekharan	52	Vice President	2,963,067	B.Sc.	27	17.04.1992	Divisional Manager - Fyto Chem Formulations
32	Mr. V V S Murthy	49	Vice President	2,993,443	B.Com., ACA	25	23.08.1995	Manager Accounts- Coromandel Fertilizers Limited
33	Mr. B Madhusudan Rao	37	Senior Director	2,884,802	M.Sc., M.Phil.	12	09.07.1993	–
34	Mr. P V Sankar Dass	42	Senior Director	2,537,339	B.Sc., PGDMM	23	07.10.1991	Product Executive - TDPL
35	Mr. S Milind Hardas	44	Senior Director	2,589,663	M.Sc., PGDMM	23	17.12.1994	Manager - Wockhardt Limited
	Employed for the part of the year							
1	Mr. Anil Kohli	52	Vice President	2,041,937	LLB	25	04.08.2003	Executive Director - Alpha Drugs Private Limited
2	Mr. Sachdev Ramakrishna	45	Vice President	2,332,248	PGDBM	18	24.06.2002	Chief Operating Officer - India Online Networks Limited
3	Dr. R Ezhil Arasan	46	Senior Director	3,375,358	MBBS, MD.	18	27.09.2004	Vice President - USV Limited
4	Mr. C V S Murthy	40	General Manager	1,809,312	MBA	14	20.02.1996	Manager - SOL Pharmaceuticals Limited
5	Dr. G Rajkumar	41	General Manager	2,777,808	Ph.D.	15	28.11.2001	Manager - Infosys Technologies Limited
6	Dr. Sanjay Trehan	46	Director	2,410,566	Ph.D.	15	04.10.2001	Reader - Punjab University, Dept. of Chemistry

1. All the above employments are contractual.
2. Dr. K. Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.
3. Dr. K. Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the company. The Commissions pertaining to the financial year 2003-04 and paid in the financial year 2004-05 after Annual General Meeting held on July 28, 2004 have been included in the remunerations specified above.

Annexure –3

FORM A

Form for Disclosure of Particulars with respect to Conservation of Energy.

A. Power and fuel consumption

1. Electricity

i) Purchased

For the year ended March 31,

	2005	2004
Unit	75,349,924	63,406,565
Total amount (Rs.)	273,605,462	246,017,471
Rate/unit (Rs.)	3.63	3.88

ii) Own generation – through diesel generator set

For the year ended March 31,

	2005	2004
Unit	6,736,259	5,463,051
Units per ltr. of diesel oil	3.42	3.14
Rate/unit (Rs.)	7.76	6.17

2. Coal (used in boiler)

For the year ended March 31,

	2005	2004
Quantity (tonnes)	29,823	25,342
Total Cost (Rs.)	67,836,781	51,749,199
Average rate (Rs.)	2,275	2,042

3. Furnace Oil

For the year ended March 31,

	2005	2004
Quantity (K Lts.)	4,732	6,365
Total Cost (Rs.)	59,804,678	70,796,932
Rate/unit (Rs.)	12,638	11,123

B. Consumption per unit of production

The Company manufactures APIs and finished dosages in various forms and pack sizes. It is therefore impractical to apportion the consumption and cost of utilities to each unit.

FORM B

Research and development (R & D)

1. **Specific areas in which R & D carried out by the Company.**

The research and development activities of the Company can be classified into several categories, which run parallel to the activities in the principal areas of operations:

- Formulations, where the research and development activities are directed at the development of product formulations, process validation, bio-equivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets.

- Active pharmaceutical ingredients and intermediates, where the research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in generics and formulations segments of the Company and for sales in the emerging and developed markets to third parties.

- Generics, where the research and development activities are directed at the development of product formulations, process validation, bio-equivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and regulatory exclusivity periods have expired or are nearing expiration in the regulated markets of the United States and Europe.

  During the year 2004, the Company integrated the product development capabilities in API, generics and formulations segments to increase the focus on productivity and product delivery, by combining technical excellence with process excellence. The Company also strengthened technical, intellectual property and legal skills to enhance new product development process. This will help the Company leverage the core technology strengths in chemistry and formulation development with legal, regulatory and intellectual property management expertise to expand the product pipeline.

- Critical care and biotechnology, where research and development activities are directed at the development of oncology and biotechnology products for the emerging as well as regulated markets.

- Custom pharmaceuticals, where the Company intend to leverage the strength of process chemistry skills to cater to the niche segment of the specialty chemical industry targeting innovator pharmaceutical companies. The research and development is directed toward supporting the business to focus on marketing of process development and manufacturing services to emerging and established pharmaceutical companies.

- Drug discovery, where the Company actively pursuing discovery and development of NCEs. The research programs focus on the following therapeutic areas:
  - Metabolic disorders
  - Cardiovascular disorders
  - Cancer
  - Bacterial infections

The Company is pursuing an integrated research strategy in the laboratories in the U.S. focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules. Discovery is followed by selection and optimisation of lead molecules and further clinical development of those optimised leads at the laboratories in India.

2. **Benefits derived as a result of the R&D**

- Commercial production of the new products
- Modification of existing manufacturing processes for some of the products and significant savings in cost of production
- Modification of existing manufacturing processes to reduce the time cycle
- Indian patents and US patents filings
- Development of analytical methods for the products in various therapeutic areas

3. **Future plan of action**

- Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D laboratory.

Development of Analytical methods for the new products and method validations.

4. Expenditure on R & D:

		For the year ended March 31	
		2005	2004
A	Capital (Rs. thousand)	459,689	349,998
B	Recurring (Rs. thousand)[1]	2,518,184	1,910,491
C	Total (Rs. thousand)	2,979,878	2,260,489
	Total R & D expenditure as a percentage of total turnover	18.29%	12.99%

[1] Includes credit of Rs. 96,239 thousands received from I-VEN Pharma Capital Limited towards development costs as per the terms of the agreement with I-VEN Pharma Capital Limited.

Technology, absorption, adaptation and innovation



1	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D Division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvement, cost reduction, product development, import substitution etc. The continuous up gradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons there for and future plans of action.	No Imported technology

FORM C

Foreign exchange earnings and outgo

Please refer information given in the notes to the annual accounts of the Company in Schedule 19 Notes to accounts item No.16 to item No.19.

IGAAP Standalone Financials



Management Discussion and Analysis

Indian GAAP Financial Performance for 2004-05, Stand-alone

KEY PERFORMANCE HIGHLIGHTS

REVENUE MIX

The table below gives the region wise breakup of revenues (Gross of excise duty and other similar duties).

Revenue by geographic markets (Gross of excise and other similar duties) **Rs. million**

For the year ended March 31,

	2005	2004	Inc./(Dec.)
India	6,694	7,110	(6%)
North America	2,754	3,829	(28%)
Europe	1,637	1,888	(13%)
Russia & CIS countries	2,546	2,121	20%
Rest of the World	2,620	2,454	7%
Total	16,251	17,402	(7%)

Net Revenues (Net of excise and other similar duties)

Net revenues decreased by 7 per cent from Rs. 16,666 million in 2003-04 to Rs. 15,577 million in 2004-05 due to the following reasons:

- Revenues from India decreased by 6 per cent from Rs. 6,374 million in 2003-04 to Rs. 6,020 million in 2004-05 on account of lower revenues in Branded Formulations. New product launches contributed 6 per cent of the revenues in the Branded Formulations segment. This was however more than off set by the slow down in some of the mature brands as well as the negative impact of de-stocking by the trade in March 2005 due to the implementation of the Value Added Tax (VAT) system.
- Revenues from international markets decreased by 7 per cent from Rs. 10,292 million in 2003-04 to Rs. 9,557 million in 2004-05. Revenues in Russia & CIS markets increased by 20 per cent primarily driven by higher revenues in Branded Formulations. Revenues in Rest of the World markets increased by 7 per cent driven by higher revenues in API due to sale of amlodipine maleate API in Korea. Revenues in Europe Generics increased by Rs. 365 million primarily driven by higher revenues of omeprazole and amlodipine maleate. In North America, the Company successfully launched the generic versions of citalopram and ciprofloxacin with combined revenue of Rs. 434 million. The above increases were primarily offset by decrease in revenues of ramipril API in Europe and decrease in revenues of fluoxetine and tizanidine in North America Generics.

Material Costs

Material Costs decreased by 6 per cent from Rs. 5,813 million in 2003-04 to Rs. 5,444 million in 2004-05. As a per cent of revenues, material costs remain unchanged at 35 per cent. Higher proportion of international revenues in Branded Formulations was offset by decrease in revenues in Europe API as well as North America Generics.

Personnel Costs

Personnel costs increased by 19 per cent from Rs. 1,538 million in 2003-04 to Rs. 1,824 million in 2004-05. As a per cent of revenues, personnel costs increased from 9 per cent in 2003-04 to 12 per cent in 2004-05 due to annual increments and the full year impact of the market correction announced in the fourth quarter of 2003-04. The increase was also on account higher stock based compensation expense of Rs. 52 million.

Operating & Other Expense

Operating and other expense increased by 19 per cent from Rs. 3,744 million in 2003-04 to Rs. 4,462 million in 2004-05. As a per cent of revenues, the expense increased to 29 per cent in 2004-05 from 22 per cent in 2003-04 due to the following reasons:

- Increase in selling expense by 10 per cent to Rs. 1,686 million from Rs. 1,534 million on account of higher marketing activities in Branded Formulations.
- Increase in travel expense by Rs. 28 million on account of higher international travel expense in Branded Formulations.
- Forex loss of Rs. 463 million. During the previous year, the Company had a forex gain of Rs. 226 million.

The above increase was offset by:

- Decrease in Directors' remuneration by Rs. 60 million on account of decrease in profits.

Depreciation & Amortisation

Depreciation & amortization increased by 29 per cent from Rs. 717 million in 2003-04 to Rs. 925 million in 2004-05 due to addition of Rs. 1,933 million to the gross block during 2004-05. The additional investments were incurred towards normal capital expenditure as well as new projects in API as well as Branded Formulation business.

Research & Development

Research & development expense increased by 27 per cent from Rs. 1,910 million in 2003-04 to Rs. 2,422 million in 2004-05. As a per cent of revenues, the expense increased to 16 per cent in 2004-05 from 11 per cent in 2003-04 due to the following reasons:

- Increase in clinical trials expense on drug discovery by Rs. 184 million. During the year 2004-05, the Company initiated clinical trials outside India for DRF 10945 and RUS 3108.
- Increase in manpower cost in Generics, API and Branded Formulations.
- Development of biogenerics products in the Biotechnology business.
- During the year, Company invested 51 per cent of the total R&D expense in the innovation-led businesses of Drug Discovery and Specialty.

During the year, the company entered into an R&D partnership agreement with ICICI Venture for development and commercialization in the U.S. of the ANDAs filed in 2004-05 and 2005-06. Under the terms of the agreement, the Company received U.S.$ 22.5 million, of which U.S.$ 2.2 million was recorded as a reduction in the R&D expense line item for the year 2004-05.

Profit After Tax

Net income decreased by 77 per cent from Rs. 2,832 million in 2003-04 to Rs. 655 million in 2004-05. Net income was 4 per cent of net revenues in 2004-05 compared to 17 per cent in 2003-04.



Auditors' Report to the members of Dr. Reddy's Laboratories Limited

We have audited the attached Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") as at March 31, 2005 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 to the extent applicable;

   (e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors are disqualified as at March 31, 2005 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956; and

   (f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2005;

      (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

      (iii) in the case of Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for **BSR & Co.**
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

Annexure to the Auditors' Report

The Annexure referred to in paragraph 2 of our report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended March 31, 2005. We report that:

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
2. The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by management during the year and no material discrepancies were identified during such verification.
3. Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.
4. The inventories have been physically verified by the management at reasonable intervals during the year.
5. In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
6. The Company is maintaining proper records of inventory. The discrepancies noticed during the physical verification of inventories as compared to book records were not material and have been properly dealt with in the books of account.
7. The Company has neither granted nor taken any loans, secured or unsecured to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Consequently clauses 4(iii)(a) to 4(iii)(g) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.
8. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. In our opinion and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in internal controls.



9. In our opinion and according to the information and explanations given by the management, we are of the opinion that contracts or arrangements referred to in section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section and such transactions have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.
10. The Company has not accepted any deposits from the public and consequently, the directives issued by the Reserve Bank of India and the provisions of Section 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the rules framed thereunder are not applicable to the Company.
11. In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.
12. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however made a detailed examination of the records with a view to determining whether they are accurate or complete.
13. According to the information and explanations given to us and on the basis of our examination of the books of account, except for minor delays in some cases, the Company has been generally regular in depositing undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and any other material statutory dues during the year with the appropriate authorities.
14. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and other material statutory dues were in arrears as at March 31, 2005 for a period of more than six months from the date they became payable.
15. According to the information and explanations given to us there are no amounts in respect of Income Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty and Cess that have not been deposited with the appropriate authorities on account of any dispute other than those mentioned in Annexure I to this report.

16. The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

17. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or to any financial institutions. The Company did not have any outstanding debentures during the year.

18. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, clause 4(xii) of the Order is not applicable.

19. In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society. Accordingly, clause 4(xiii) of the Order is not applicable.

20. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.

21. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

22. In our opinion and according to the information and explanations given to us and on the basis of our examination of the books of account, the term loans obtained by the Company were applied for the purpose for which such loans were obtained.

23. According to the information and explanation given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

24. The Company has not made any preferential allotment of shares to companies, firms and parties covered in the Register maintained under section 301 of the Companies Act, 1956. Accordingly, clause 4(xviii) of the Order is not applicable.

25. The Company did not have any outstanding debentures during the year. Accordingly, clause 4(xix) of the Order is not applicable.

26. We have verified the end-use of money raised by public issues as disclosed in the notes to the financial statements.

27. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

Annexure 1 as referred to in para 15 of Annexure to the Auditors' Report

Name of the Statute	Nature of the Dues	Amount (Rs. '000)	Period to which the amount relates	Forum where dispute is pending
Sales Tax (Including Central Sales Tax and Local Sales Tax)				
West Bengal Sales Tax Act, 1994	Tax, interest and penalty	445	1994-95	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	262	1997-98	Tax revision case filed with High Court
Central Sales Tax Act, 1956 (Kerala)	Tax	245	1997-98	Tax revision case filed with High Court
West Bengal Sales Tax Act, 1994	Tax	594	1998-99	Appellate Deputy Commissioner
Bihar Finance Act, 1981	Tax	246	2000-01	Joint Commissioner Appeals
Kerala General Sales Tax Act, 1963	Tax	1,610	1998-99	Sales Tax Tribunal
Central Sales Tax Act, 1956 (Kerala)	Tax	16	1998-99	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax and interest	731	1999-00	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	705	2000-01	Sales Tax Tribunal
Central Sales Tax Act, 1956 (AP)	Tax	1,220	2000-01	Sales Tax Tribunal
Bihar Finance Act, 1981	Tax	438	2001-02	Appellate Deputy Commissioner
Andhra Pradesh General Sales Tax Act, 1957	Tax	2	2000-01	Tribunal
Central Sales Tax Act, 1956 (AP)	Tax	587	1999-00	Appellate Deputy Commissioner
Bihar Finance Act, 1981	Tax	119	2002-03	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 (AP)	Tax	1,845	2000-01	Appellate Deputy Commissioner
Haryana General Sales Tax Act, 1973	Tax	55	2000-01	Appellate Deputy Commissioner
Delhi Sales Tax Act, 1975	Tax and interest	772	2002-03	Appellate Deputy Commissioner
Andhra Pradesh General Sales Tax Act, 1957	Tax	1,762	2002-03	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 (AP)	Tax	4,002	2001-02	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	98	2001-02	Assessing Officer
Income Tax				
Income Tax Act, 1961	Tax and interest	19,241	1993-94 and 1994-95	High Court
Excise Duty				
Central Excise Act, 1944	Duty	882	2000-01 and 2001-02	Commissioner Appeals
Central Excise Act, 1944	Duty and Penalty	28	2000-01	Assistant Commissioner
Central Excise Act, 1944	Duty	575	2000-01	Assistant Commissioner
Central Excise Act, 1944	Duty	79	2000-01	Assistant Commissioner
Central Excise Act, 1944	Duty	113	1999-00	Assistant Commissioner
Central Excise Act, 1944	Duty	155	2001-02	Assistant Commissioner
Central Excise Act, 1944	Duty	85	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	13	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	22	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	52	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	34	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	124	2004-05	Assistant Commissioner
Central Excise Act, 1944	Interest	791	2001-02	Additional Commissioner
Central Excise Act, 1944	Penalty	10	2000-01 and 2001-02	Commissioner
Central Excise Act, 1944	Duty	2	2004-05	Assistant Commissioner
Central Excise Act, 1944	Duty and Interest	272	2000-02	Joint Commissioner
Central Excise Act, 1944	Duty	45	2004-05	Commissioner Appeals
Central Excise Act, 1944	Duty	24	2004-05	Commissioner Appeals
Central Excise Act, 1944	Duty	2,959	2003-04	Additional Commissioner
Central Excise Act, 1944	Duty	5,341	2003-04	Commissioner
Central Excise Act, 1944	Duty	892	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	106	2003-04	Assistant Commissioner
Central Excise Act, 1944	Duty	443	2003-04	Commissioner Appeals
Central Excise Act, 1944	Duty and Interest	126	2000-01, 2001-02 and 2002-03	CESTAT
Central Excise Act, 1944	Duty	12,840	2003-04	Commissioner
Central Excise Act, 1944	Duty	194	1993-94 to 1996-97	Commissioner Appeals
Central Excise Act, 1944	Penalty	76,500	2000-01	CESTAT
Central Excise Act, 1944	Duty	9,219	2003-04 and 2004-05	CESTAT
Customs Duty				
Customs Act, 1962	Duty	4	2003-04	Commissioner
Customs Act, 1962	Duty	4	2003-04	Commissioner
Customs Act, 1962	Duty	258	2003-04	Commissioner



Balance Sheet

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule	2005	2004
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	382,595	382,595
Reserves and surplus	2	20,358,243	20,087,566
		20,740,838	20,470,161
Loan funds			
Secured loans	3	32,729	356,379
Unsecured loans	4	2,699,642	225,846
		2,732,371	582,225
Deferred tax liability, net	19 (4)	211,572	422,582
		23,684,781	21,474,968
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		10,042,244	8,109,506
Less: Accumulated depreciation		(4,416,829)	(3,528,523)
Net block		5,625,415	4,580,983
Capital work-in-progress (including capital advances)		601,253	1,052,469
		6,226,668	5,633,452
Investments	6	3,584,573	6,120,511
Current assets, loans and advances			
Inventories	7	3,038,108	2,580,110
Sundry debtors	8	4,176,411	4,440,462
Cash and bank balances	9	8,917,227	4,080,832
Loans and advances	10	2,152,021	2,114,856
		18,283,767	13,216,260
Current liabilities and provisions			
Current liabilities	11	3,776,474	2,913,942
Provisions	12	633,753	581,313
		4,410,227	3,495,255
Net current assets		13,873,540	9,721,005
		23,684,781	21,474,968
Significant accounting policies	19 (1)		
Notes to accounts	19		

The schedules referred to above form an integral part of the Balance Sheet

As per our report attached
for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary



Profit and Loss Account

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule		2005		2004
INCOME					
Sales, gross			16,250,756		17,401,999
Less: Excise duty on sales			(673,810)		(735,723)
Sales, net			15,576,946		16,666,276
License fees			12,229		–
Service income			4,816		–
Other income	13		696,431		757,435
			16,290,422		17,423,711
EXPENDITURE					
Material costs	14		5,444,264		5,812,982
Conversion charges			247,563		195,316
Excise duty			94,193		54,120
Personnel costs	15		1,823,643		1,538,385
Operating and other expenses	16		4,461,828		3,744,041
Research and development expenses		2,518,184		1,910,491	
Less: Funded by I-VEN Pharma Capital Limited (Refer Note 20, Schedule 19)		(96,239)	2,421,945	–	1,910,491
Loss on sale of long-term investments, net			89,583		57,300
Provision for decline in the value of long-term investments and investments written off, net of write back			239,679		345,615
Finance charges	17		99,571		14,804
Depreciation			924,575		717,219
			15,846,844		14,390,273
Profit before taxation			443,578		3,033,438
Income tax benefit / (expense)	18		211,010		(201,478)
Profit after taxation			654,588		2,831,960
Balance in profit and loss account brought forward		1,663,130		1,265,305	
Less: Accumulated loss of erstwhile Zenovous Biotech Limited, as on 1 April 2003 on Amalgamation		–	1,663,130	(2,520)	1,262,785
Amount available for appropriation			2,317,718		4,094,745
Appropriations:					
Proposed dividend on equity shares			382,595		382,595
Tax on proposed dividend			53,659		49,020
Transfer to general reserve			66,000		2,000,000
Balance carried forward			1,815,464		1,663,130
			2,317,718		4,094,745
Earnings per share	19(5)				
Basic – Par value Rs. 5 per share			8.55		37.01
Diluted – Par value Rs. 5 per share			8.54		37.00
Notes to accounts	19				

The schedules referred to above form an integral part of the Profit and Loss Account

As per our report attached
for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Schedules to the Balance Sheet

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 1 Share capital

		2005		2004
Authorised				
100,000,000 (previous year: 100,000,000) equity shares of Rs. 5 each		500,000		500,000
Issued				
76,519,149 (previous year: 76,519,149) equity shares of Rs. 5 each fully paid-up		382,596		382,596
Subscribed and paid-up				
76,518,949 (previous year: 76,518,949) equity shares of Rs. 5 each fully paid-up	382,594		382,594	
Add: Forfeited share capital (Note 2)	1	382,595	1	382,595
		382,595		382,595

Notes:

1. Subscribed and paid-up share capital includes:
   (a) 34,974,400 (previous year: 34,974,400) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares by capitalisation of General Reserve.
   (b) 526,124 (previous year: 526,124) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.
   (c) 10,285,884 (previous year: 10,285,884) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.
   (d) 13,225,000 (previous year: 13,225,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS).
   (e) 8,602,152 (previous year: 8,602,152) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended March 31, 2002.
   (f) 113,388 (previous year: 113,388) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.
   (g) Nil (previous year: 3,001) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002".
2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/-, forfeited due to non-payment of allotment money.



As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 2 Reserves and surplus		
Capital reserve		
Balance at the beginning and end of the year	7,276	7,276
Securities premium account		
Balance at the beginning of the year	7,734,005	7,730,980
Add: Received during the year on exercise of stock options issued to employees	–	3,025
	7,734,005	7,734,005
Employee stock options outstanding		
Balance at the beginning of the year	564	–
Add: Options granted during the year (including grants issued in exchange for surrendered options)	277,949	564
Less: Options forfeited during the year	(3,111)	–
Balance at the end of the year (A)	275,402	564
Deferred stock compensation cost		
Balance at the beginning of the year	470	–
Add: Options granted during the year (including grants in exchange for surrendered options)	277,949	564
Less: Amortisation during the year, net of forfeiture	(52,343)	–
Less: Options forfeited during the year	(3,111)	(94)
Balance at the end of the year (B)	222,965	470
(A) – (B)	52,437	94
General reserve		
Balance at the beginning of the year	10,683,061	8,683,061
Add: Transferred from profit and loss account	66,000	2,000,000
	10,749,061	10,683,061
Profit and loss account		
Balance in profit and loss account	1,815,464	1,663,130
	20,358,243	20,087,566

	2005	2004
SCHEDULE 3 Secured loans		
Loans from banks		
Cash credit (Note 1)	1,664	319,394
Loan from Indian Renewable Energy Development Agency Limited (Note 2)	31,065	36,985
	32,729	356,379

Notes:

1. The Company has working capital facilities with a consortium of bankers and has created a charge, on a pari-passu basis, by hypothecation of the whole of the current assets, both present and future, and a first charge on immovable properties, pertaining to certain factories of the Company.
2. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant. The loan is repayable in quarterly installments of Rs. 1,480 each.

	2005	2004
SCHEDULE 4 Unsecured loans		
Foreign currency loan notes	–	146,738
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	74,942	79,108
Short-term loans from banks		
Foreign currency packing credit loan (Note)	2,624,700	–
	2,699,642	225,846

Note:

Foreign currency packing credit loan is from Citi Bank, Standard Chartered Bank and Bank of America. Interest rate is LIBOR plus (0.60 - 0.65 bps) and the loan is repayable after 6 months.



Schedules to the Balance Sheet (continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 5 Fixed assets

Description	Gross block				Depreciation				Net block	
	As at April 1, 2004	Additions	Deletions	As at March 31, 2005	As at April 1, 2004	For the year	Deletions	As at March 31, 2005	As at March 31, 2005	As at March 31, 2004
Land – freehold (Note 1)	94,447	38,038	(2,240)	130,245	–	–	–	–	130,245	94,447
Buildings	1,333,467	324,099	(2,438)	1,655,128	216,895	61,071	(32)	277,934	1,377,194	1,116,572
Plant and machinery (Note 2)	3,624,204	921,863	(17,444)	4,528,623	1,806,103	412,296	(13,189)	2,205,210	2,323,413	1,818,101
Electrical equipment	499,584	109,378	(2,271)	606,691	260,338	50,347	(623)	310,062	296,629	239,246
Laboratory equipment	1,027,893	402,510	(2,923)	1,427,480	422,993	177,710	(1,525)	599,178	828,302	604,900
Furniture, fixtures and office equipment	548,251	106,056	(5,849)	648,458	316,159	104,670	(3,231)	417,598	230,860	232,092
Vehicles	152,344	84,013	(20,054)	216,303	64,418	35,063	(17,669)	81,812	134,491	87,926
Library	3,506	–	–	3,506	3,506	–	–	3,506	–	–
Intangibles										
Technical know-how	522,310	–	–	522,310	230,573	52,231	–	282,804	239,506	291,737
Non-compete fees	227,500	–	–	227,500	159,250	22,750	–	182,000	45,500	68,250
Patents, trademarks and designs (including marketing know-how)	76,000	–	–	76,000	48,288	8,437	–	56,725	19,275	27,712
	8,109,506	**1,985,957**	**(53,219)**	**10,042,244**	**3,528,523**	**924,575**	**(36,269)**	**4,416,829**	**5,625,415**	**4,580,983**
Previous year	6,892,678	1,364,275	(147,447)	8,109,506	2,894,088	717,219	(82,784)	3,528,523	4,580,983	

Notes:

1. Land located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited having a book value of Rs. 4,445 (previous year: Rs. 4,445) is yet to be registered in the name of the Company.
2. The Company owns treated effluent discharge pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
3. Depreciation for the year includes depreciation amounting to Rs. 211,631 (previous year Rs. 107,604) on assets used for Research and Development.

Schedules to the Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 6 Investments		
Long term at cost, unless otherwise specified		
I. Quoted investments		
Non-trade		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,030) equity shares of Rs. 10 each of State Bank of India (Note 1)	3,096	3,104
Nil (previous year: 8,600) equity shares of Rs. 10 each of Reliance Industries Limited	–	919
Nil (previous year: 1,300) equity shares of Rs. 10 each of Cholamandalam Investment and Finance Company Limited	–	130
Nil (previous year: 23,500) equity shares of Rs. 10 each of IDBI Bank Limited	–	423
(b) Units		
2,000 (previous year: 2,000) Units of UTI Master Gain 92	20	20
I. Total quoted investments	3,116	4,596
II. Unquoted investments		
Trade		
Equity and preference shares (fully paid-up)		
In Subsidiary Companies		
50,000 (previous year: 50,000) equity shares of Rs. 10 each of DRL Investments Limited	500	500
11,625,000 (previous year: 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited	58,021	58,021
Equity shares of OOO JV Reddy Biomed Limited (Note 2)	6,635	6,635
500,000 (previous year: 500,000) equity shares of US$ 1 each of Reddy Antilles N.V.	17,969	17,969
6,059,231 (previous year: 6,059,231) shares of Real$ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda.	97,085	97,085
400,750 (previous year: 400,750) ordinary shares of Dr. Reddy's Laboratories Inc.	175,038	175,038
134,513 (previous year: 134,513) equity shares of Rs. 10 each of Cheminor Investments Limited	1,345	1,345
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A.	1,558	1,558
88,644,161 (previous year: 88,644,161) equity shares of Rs. 10 each of Aurigene Discovery Technologies Limited	886,442	886,442
34,476 (previous year: 34,476) ordinary A shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited	141,502	141,502
98,124 (previous year: 98,124) ordinary shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited	412,190	412,190
360,000 (previous year: 360,000) preference shares of GBP 0.0001 each of Dr. Reddy's Laboratories (EU) Limited	22,546	22,546
34,022,070 (previous year: 34,022,070) equity shares of Rs. 10 each of Dr. Reddy's Bio-sciences Limited	266,388	251,388
Equity shares of OOO Dr. Reddy's Laboratories Limited, Russia (Note 2)	5,139	5,139
60 (previous year: 60) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietory) Limited	3	3
206 (previous year: Nil) equity shares of US$ 0.01 each of Trigenesis Therapeutics Inc.,USA	496,715	–



Schedules to the Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 6 Investments (continued)		
In associates		
2,870,502 (previous year: 2,870,502) ordinary shares of Real$ 1 each of Aurantis Farmaceutica Limited	85,099	85,099
4,899,995 (previous year: 4,899,995) equity shares of Rs. 10 each of Pathnet India Private Limited (Pathnet)	49,000	49,000
300 (previous year: 300) equity shares of Rs. 10 each of Dr. Reddy's Exports Limited	3	3
Nil (previous year: 8,330,000) equity shares of Rs. 10 each of Compact Electric Limited	–	83,300
Nil (previous year: 700,070) 15% cumulative redeemable preference shares of Rs. 100 each of Compact Electric Limited	–	70,007
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited (Note 2)	339,774	256,737
In other companies		
28,693 (previous year: 28,693) ordinary shares of Roubles 1,000 each of Biomed Russia	65,557	65,557
In capital of partnership firm (a subsidiary)		
Globe Enterprises	2,396	2,396
(A partnership firm with Dr. Reddy's Holdings Private Limited organised under the Indian Partnership Act, 1932 wherein the Company and Dr. Reddy's Holdings Private Limited share the profits in the ratio of 95:5 respectively)		
Partners capital account:		
Dr. Reddy's Laboratories Limited – Rs. 2,396		
Dr. Reddy's Holdings Private Limited – Rs. 101		
Non-trade		
500 (previous year: 1,000), 9% minus US$ 12 month LIBOR or 0% whichever is higher, non convertible debentures of Rs. 1,000,000 of Citicorp Finance (India) Limited	500,000	1,000,000
Nil (previous year: 500), 8.3% minus US$ 12 month LIBOR (or 0% whichever is higher), non convertible debentures of Rs. 1,000,000 of Citicorp Finance (India) Limited	–	500,000
5 (previous year: Nil), 8-13% based on offer side fixed rate of 12 month Mibor Interbank Overnight Index Swap (MIOIS), convertible debentures of Rs.10,000,000 each of Citicorp Finance (India) Limited	500,000	–
200,000 (previous year: 200,000) ordinary shares of Rs.10 each of Altek Engineering Limited	2,000	2,000
8,859 (previous year: 8,859) equity shares of Rs. 100 each of Jeedimetla Effluent Treatment Limited	965	965
24,000 (previous year: 24,000) equity shares of Rs. 100 each of Progressive Effluent Treatment Limited	2400	2400
II. Total unquoted investments	4,136,270	4,194,825
Current Investment, at lower of cost or market value		
In Mutual Funds		
Standard Chartered Grindlays Cash Fund – Nil (previous year: 70,902,215 units of NAV of Rs. 10.5816 each)	–	750,259
Standard Chartered Grindlays Floating Rate Fund – Nil (previous year: 74,502,325 units of NAV of Rs. 10.0703 each)	–	750,261



As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 6 Investments (continued)		
Alliance Cash Manager 3,066,713 units of NAV of Rs. 16.3041 each (previous year: 4,507,414 units of NAV of Rs. 10.0013 each)	50,000	45,080
Birla Liquid Plus 2,804,435 Units of NAV of Rs. 17.8289 each (previous year: Nil)	50,000	–
Prudential ICICI Liquid plan – Nil (previous year: 4,218,911 units of NAV of Rs. 11.8514 each)	–	50,000
HDFC Cash Management Fund Savings Plan – Nil (previous year: 3,761,873 units of NAV of Rs. 10.633 each)	–	40,000
Principal Cash Management Liquid – Nil (previous year: 8,473 units of NAV of Rs. 10.1066 each)	–	86
Reliance Fixed Term Scheme (Annual) – Nil (previous year: 30,000,000 units of NAV of Rs. 10.0109 each)	–	300,327
Birla FMP Yearly – Nil (previous year: 20,000,000 units of NAV of Rs. 10.0018 each)	–	200,036
Kotak Fixed Maturity Plan – Nil (previous year: 10,000,000 units of NAV of Rs. 10.0175 each)	–	100,175
HDFC Fixed Investment Plan – Nil (previous year: 10,000,000 units of NAV of Rs. 10 each)	–	100,000
Standard Chartered Grindlays Fixed Maturity 20,000,000 units of NAV of Rs. 10 each (previous year: 20,000,000 units of NAV of Rs. 10 each)	200,000	200,000
III. Total investment in mutual funds	**300,000**	**2,536,224**
Aggregate cost of investments (I + II + III)	4,439,386	6,735,645
Less: Provision for decline, other than temporary, in the value of long term investments	(854,813)	(615,134)
Total investments, net	3,584,573	6,120,511
Aggregate cost of quoted investments	3,116	4,596
Aggregate cost of unquoted investments	4,136,270	4,194,825
Aggregate cost of current investments	300,000	2,536,224
Market value of quoted investments	7,903	13,169
Market value of current investments	310,886	2,536,224

Notes:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer / lost in transit. The Company has initiated necessary legal action at the appropriate courts.
2. Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Reddy Kunshan), OOO JV Reddy Biomed Limited and OOO Dr. Reddy's Laboratories Russia Limited are not denominated in number of shares as per the laws of the respective countries.
3. In October 2004, the Company signed an agreement to sell the shares in Biomed Russia to KT&T, a Russian Company for a total consideration of US$ 5 million. Under the terms of the agreement, the transfer of shares is to be completed by September 30, 2005. However, the Company was subsequently informed that a Moscow court has issued an order of injunction and return of such shares to the Authorities. If the Company is unsuccessful in defending its right to shares, it may not be in a position to effect the sale. However, the company's investment in Biomed Russia has been fully provided for.

SCHEDULE 7 Inventories

	2005	2004
Stores and spares	304,547	249,951
Raw materials	992,425	885,173
Work-in-process	1,008,575	954,440
Finished goods	732,561	490,546
	3,038,108	**2,580,110**

Schedules to the Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 8 Sundry debtors		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	313,763	320,772
Considered doubtful	156,488	195,767
Other debts		
Considered good	3,862,648	4,119,690
	4,332,899	4,636,229
Less: Provision for doubtful debts	(156,488)	(195,767)
	4,176,411	4,440,462

	2005	2004
SCHEDULE 9 Cash and bank balances		
Cash in hand	6,335	7,141
Balances with scheduled banks		
In current accounts	161,905	272,431
In EEFC current accounts	182,268	267,254
In deposit accounts	7,714,950	2,667,593
In unclaimed dividend accounts	11,307	10,541
In unclaimed fractional share pay order accounts	670	672
Balances with non-scheduled banks		
Current account with Sri Visakha Grameena Bank Limited	9	29
Balances with non-scheduled banks outside India		
In current accounts	48,375	36,857
In deposit accounts	791,408	818,314
	8,917,227	**4,080,832**



Notes:

	2005	2004
1. Maximum amount outstanding at any time during the year with non-scheduled banks:		
Sri Visakha Grameena Bank Limited	143	206
2. Deposits with scheduled and non-scheduled banks include Rs. 2,051 (previous year: 47,269) representing margin money for letters of credit and bank guarantees.		
3. Deposits with scheduled banks include Rs. 962,733 (previous year: Rs. 962,733) representing balance of unutilised money out of ADS issue.		
4. Deposits with banks outside India represent balance of unutilised money out of ADS issue:		
ABN Amro Bank, Netherlands	256,046	250,607
[Maximum amount outstanding at any time during the year: Rs. 262,982 (previous year: Rs. 293,977)]		
Citibank, Singapore	535,362	523,989
[Maximum amount outstanding at any time during the year: Rs. 549,862 (previous year: Rs. 523,989)]		
HSBC, UK	–	43,718
[Maximum amount outstanding at any time during the year: Rs. 45,604 (previous year: Rs. 43,718)]		
	791,408	**818,314**

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 9 Cash and bank balances (Continued)

5. Closing balances and maximum amounts outstanding at any time during the year on current accounts with banks outside India:

	Maximum balance		Balance as at	
	2005	2004	2005	2004
Citibank, New York	39,999	481,699	39,999	18,746
Credit Bank of Moscow, Moscow	26,182	24,639	945	16,096
ABN Amro Bank, Romania	3,218	2,016	1,038	98
ABN Amro Bank, Kazakhstan	7,422	2,537	1,000	143
Golden Taler Bank, Belarus	2,302	2,321	59	571
Societe Generale Yugoslav Bank Ad, Yugoslavia	2,071	1,187	199	4
Exim Bank HCMC, Vietnam	1,344	891	2	28
Standard Chartered Grindlays Bank, Sri Lanka	301	1,346	15	26
Citibank, Malaysia	1,076	523	156	1
Commercial Bank of Africa Ltd., Kenya	789	3,922	402	158
Ukreximbank, Ukraine	6,779	6,408	4,395	986
HSBC, U.A.E	3,954	–	161	–
Standard Chartered Bank, Ghana	308	–	4	–
			48,375	36,857



SCHEDULE 10 Loans and advances

(Unsecured)

	2005	2004
Considered good		
Loans and advances to wholly owned subsidiary companies, step down subsidiary companies, joint venture and associates	651,072	387,364
Share application money pending allotment to subsidiary company	65,180	49,201
Advances to material suppliers	97,351	214,549
Staff loans and advances	29,035	47,867
Share application money pending allotment in respect of a joint venture company	–	63,238
Interest accrued on investments	15,620	37,292
Other advances recoverable in cash or in kind or for value to be received	624,274	599,766
Advance tax (net of provision for current taxes Rs. Nil previous year: Rs. 1,641,650)	403,913	449,996
Balances with customs, central excise etc.	175,180	188,402
Deposits	90,396	77,181
Considered doubtful		
Advance towards investment	8,056	8,056
Share application money pending allotment in respect of an associate company	15,310	15,310
Staff loans and advances	6,500	6,500
Loans and advances to a wholly owned subsidiary company and associate	168,678	–
Other advances recoverable in cash or in kind or for value to be received	16,918	8,337
	2,367,483	2,153,059
Less: Provision for doubtful advances	(215,462)	(38,203)
	2,152,021	2,114,856

Staff loans and advances include:

Loans to an officer of the Company Rs. Nil (previous year: Rs. 90)

[Maximum amount outstanding at anytime during the year Rs. 90 (previous year: Rs. 439)]

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 10 Loans and advances (Continued)

Loans and advances in the nature of loans to wholly owned subsidiary companies, step down subsidiary companies, Joint venture and associate comprise:

	Balance as at		Maximum amount outstanding at any time during the year	
	2005	2004	2005	2004
Dr. Reddy's Laboratories Inc.	136,842	133,532	141,945	149,920
Aurigene Discovery Technologies Limited	249,244	27,519	249,244	570,441
Zenovous Biotech limited	–	–	–	15,000
DRL Investments Limited	8,534	2,644	8,534	2,644
Cheminor Investments Limited	7	9	9	9
Reddy Antilles N.V.	107,875	107,808	113,559	113,095
Aurigene Discovery Technology Inc.	–	109,294	115,125	114,525
Dr. Reddy's Farmaceutica Do Brasil Ltda.	153,108	6,558	194,170	6,802
Dr. Reddy's Bio-Sciences Limited	31,611	–	31,611	251,387
Kunshan Rotam Reddy Pharmaceutical Company Limited	30,151	–	99,312	63,238
Dr. Reddy's (PTY) Limited, SA	22,954	–	25,354	–
APR LLC	79,424	–	79,424	–
	819,750	387,364		



Notes:

1. The loans and advances in the nature of loans to the subsidiaries and step down subsidiaries specified above have repayment schedule below seven years, except for the loan given to Dr. Reddy's Laboratories Inc., which has been extended for a further period of 3 years thereby increasing the total repayment period to 10 years. All these loans are interest free loans except for the loan given to Dr. Reddy's Laboratories Inc., which bears interest at the London Inter Bank Offered Rate (LIBOR) plus 0.7% and Dr. Reddy's (PTY) Limited, SA, which bears an interest of 6% per annum.
2. There are no investments made by the loanees in the Company and in any of its subsidiaries except in respect of Aurigene Discovery Technologies Limited, Dr. Reddy's Laboratories Inc. and Reddy Antilles N.V., which has made investments in their wholly owned subsidiaries.

SCHEDULE 11 Current liabilities

	2005	2004
Sundry creditors		
Due to small scale industrial undertakings	22,670	25,292
Others	3,491,039	2,815,637
Payable to subsidiary companies and joint venture	65,309	15,170
Book overdraft	143,891	–
Unclaimed dividends*	11,307	10,541
Trade deposits	42,258	47,302
	3,776,474	2,913,942

* Investor Protection and Education Fund is being credited by the amounts of unclaimed dividends after seven years from the due date.

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 11 Current liabilities (Continued)

Note:

The names of the small scale industrial (SSI) undertakings to whom the company is indebted for a period of more than thirty days as at March 31, 2005:

Ability Engineering equipments
Ami Polymer Private Limited
Esjay Poly Products Private Limited
Godavari Plasto Containers Private Limited
Hyderabad Security Offset Printers
IndTech Systems & Mfg. Co. Private Limited
Lisa Ampoules & Vials Private Limited
Milan Art Printers
Murthy's Lab Glass Works
Paper Pack Industries
Pec Electricals Private Limited
Rohit Interlocks & Automation
Santhosh Engineering Works
Secunderabad Printed Cartons
Shivshakti Timber Industries
Sigachi Chloro Chemicals Private Limited
Sree Deepthi Packaging Industries
Super Olefins Private Limited
Susheel Enterprises
Temple Packaging Private Limited
Thejaswini Energy Chemicals Private Limited
Tirumala Comprints Private Limited
Veer-Chemie & Aromatics
Walnut Packaging Private Limited

The list of SSI undertakings was determined by the Company on the basis of information available with the Company and relied upon by the auditors.

SCHEDULE 12 Provisions

	2005	2004
Proposed dividend	382,595	382,595
Tax on proposed dividend	53,659	49,020
Provision for Gratuity	82,083	71,220
Leave encashment	115,416	78,478
	633,753	581,313
Movement of provisions during the year:		
Gratuity		
Balance at the begining of the year	71,220	49,962
Add: Provision made during the year	40,935	33,997
Less: Amount paid / adjusted during the year	(30,072)	(12,739)
Balance at the end of the year	82,083	71,220
Leave encashment		
Balance at the begining of the year	78,478	70,738
Add: Provision made during the year	49,837	26,560
Less: Amount paid / adjusted during the year	(12,899)	(18,820)
Balance at the end of the year	115,416	78,478

Schedules to the Profit and Loss Account

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 13 Other income

	2005	2004
Dividends		
Non-trade investments	98	53
Interest income		
On fixed deposits (gross, tax deducted at source: Rs. 47,990; previous year: Rs. 74,876)	252,005	374,426
On loans to subsidiaries	4,308	2,761
On non-trade investments (gross, tax deducted at source: Rs. 21,450; previous year: Rs. Nil)	72,445	37,292
On others	35,756	4,611
Gain on redemption of mutual fund units	83,273	24,786
Exchange gain, net	–	159,174
Sale of spent chemicals	85,014	84,024
Profit on sale of fixed assets, net	26,813	–
Miscellaneous income	136,719	70,308
	696,431	757,435

SCHEDULE 14 Material costs



	2005		2004	
(a) *Opening*				
Work-in-process	954,440		660,201	
Finished goods	490,546	1,444,986	688,146	1,348,347
Closing				
Work-in-process	1,008,575		954,440	
Finished goods	732,561	1,741,136	490,546	1,444,986
Net increase		(296,150)		(96,639)
(b) *Raw materials consumed*				
Opening stock of raw materials	885,173		770,729	
Add: Purchases	3,486,031		4,149,248	
	4,371,204		4,919,977	
Less: Closing stock	(992,425)	3,378,779	(885,173)	4,034,804
(c) *Stores, chemicals, spares and packing material consumed*		700,873		641,552
(d) *Purchase of traded goods*		1,660,762		1,233,265
		5,444,264		5,812,982

Raw materials consumed include Rs. 51,205 (previous year: Rs. 62,089) being stocks written-off / written-down, Rs. 69,366 (previous year: Rs. 80,225) being cost of samples issued and is net of Rs. 26,688 (previous year: Rs. 65,459) being sale of raw materials.

Schedules to the Profit and Loss Account (Continued)

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 15 Personnel costs

	2005	2004
Salaries, wages and bonus	1,436,171	1,233,369
Contribution to provident and other funds	103,510	97,908
Workmen and staff welfare expenses	231,619	207,014
Amortisation of deferred stock compensation cost	52,343	94
	1,823,643	1,538,385

SCHEDULE 16 Operating and other expenses

	2005	2004
Power and fuel	432,058	402,697
Repairs and maintenance		
Buildings	29,799	19,175
Plant and machinery	226,774	228,897
Others	217,187	227,807
Rent	51,904	47,925
Rates and taxes	16,777	18,348
Insurance	220,784	197,404
Travelling and conveyance	177,522	149,252
Communication	75,668	61,050
Advertisements	16,134	62,301
Commissions on sales	118,794	138,891
Other selling expenses	1,686,306	1,534,063
Printing and stationery	56,833	59,480
Donations	87,761	26,115
Legal and professional	171,298	174,681
Bad debts written off	44,618	9,446
Provision for doubtful advances	177,259	11,505
Provision for doubtful debts, net	(39,279)	12,806
Loss on sale of fixed assets, net	–	29,332
Directors' sitting fees	392	335
Directors' remuneration	15,338	75,591
Auditors' remuneration	7,850	8,324
Bank charges	27,772	27,532
Exchange loss, net	463,492	–
Sundry expenses	178,787	221,084
	4,461,828	3,744,041



SCHEDULE 17 Finance charges

	2005	2004
Interest on loan note	513	5,873
Interest on packing credit loan	37,064	–
Other finance charges	61,994	8,931
	99,571	14,804

SCHEDULE 18 Income taxes

	2005	2004
Current taxes		
Domestic taxes	–	202,364
Deferred taxes		
Domestic taxes	(211,010)	(886)
	(211,010)	201,478

Schedules to the Balance Sheet and Profit and Loss Account

SCHEDULE 19 Notes to accounts

1. Significant accounting policies

a) *Basis of preparation*

The financial statements of Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India to the extent applicable and with the relevant provisions of the Companies Act, 1956. The financial statements are presented in Indian rupees rounded off to the nearest thousands.

b) *Use of estimates*

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) *New accounting standards*

The Company has adopted the following new accounting standards issued by the Institute of Chartered Accountants of India, effective for the accounting periods commencing on or after April 1, 2004.



AS 11 (Revised 2003) "The Effects of Changes in Foreign Exchange rates", has made some revision to the principles laid down under the earlier AS 11 on accounting for the financial effects of changes in foreign exchange rates. The revised standard sets out principles and procedures in relation to initial recognition and subsequent measurement of exchange differences on foreign currency translation. The Standard also prescribes principles for classification and corresponding methodology for translation of financial statements of foreign operations. Further, the revised standard prescribes principles of accounting for forward contracts.

AS 24 "Discontinuing Operations", which establishes principles for reporting information about discontinuing operations thereby enhancing the ability of users of financial statements to make projections of an enterprise's cash flow, earnings generating capacity and financial position by segregating information about discontinuing operation from information about continuing operations.

AS 28 "Impairment of assets", which prescribes the procedures that an enterprise should apply to ensure that its assets are carried at no more than their recoverable amount. This statement requires the enterprise to recognize an impairment loss where the carrying value of the asset exceeds the recoverable amount. It also specifies when an enterprise should reverse an impairment loss and prescribes certain disclosures for impaired assets.

AS 29 "Provisions, Contingent Liabilities and Contingent Assets", which prescribes the principles to ensure appropriate recognition, measurement and disclosure criteria for provisions, contingent liabilities and contingent assets, to enable users to understand their nature, timing and amount.

d) *Fixed assets and depreciation*

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of their acquisition or construction.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method based on the useful life of the assets as estimated by Management. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

SCHEDULE 19 Notes to accounts (Continued)

Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
– Factory and administrative buildings	30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2

e) ***Intangible assets and amortisation***

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Technical know how	10
Non compete fees	1.5 to 10
Patents, trademarks and designs (including marketing know-how)	6 to 10



f) ***Investments***

Long-term investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

g) ***Inventories***

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Actual cost of purchase
Goods in transit	Actual cost of purchase

h) ***Research and development***

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development having alternate uses is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

SCHEDULE 19 Notes to accounts (Continued)

i) *Retirement benefits*

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the balance sheet date, are charged to the profit and loss account. Leave encashment cost which is a defined benefit, is accrued based on an actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to the recognised provident fund and approved superannuation scheme, which are defined contribution schemes, are charged to the profit and loss account.

j) *Foreign currency transactions and balances*

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.

Income and expenditure items at representative offices are translated at the respective monthly average rates. Monetary items at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract. The exchange differences on such a forward exchange contract is the difference between (i) the foreign currency amount of the contract translated at the exchange rate on the reporting date, or the settlement date where the transaction is settled during the reporting period and (ii) the same foreign currency amount translated at the latter of the date of inception of the forward exchange contract or the last reporting date. Any profit or loss arising on cancellation or renewal of such a forward exchange contract is recognised as income or expense for the period.

k) *Revenue recognition*

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognised on despatch of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognised on despatch of products from the factories of the Company. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognised on these transactions upon delivery of products to the marketing partners and remittance of an additional amount by the marketing partners upon further sales made by them to the end customer.

The Company enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

SCHEDULE 19 Notes to accounts (Continued)

l) *Income-tax expense*

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and is written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at balance sheet date has been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) *Earnings per share*

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) *Employee stock option schemes*

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

o) *Provisions and contingent liabilities*

The Company creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

p) *Impairment of assets*

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

2. Sale of equity stake in Compact Electric Limited

On February 6, 2004, the Company sold 51% equity stake in Compact Electric Limited, a wholly owned subsidiary for a consideration of Rs. 29,400 thousands. The resulting loss of Rs. 57,300 thousands arising from this sale was charged to profit and loss account during the year ended March 31, 2004 and the carrying value of the investment was written down to Rs. 90,122 thousands.

On March 24, 2005 the Company sold its remaining 49% equity stake and all of its 700,070 preference shares for Rs. 82,000 thousands. Consequently, an additional loss on sale of investment (net of write back) of Rs. 8,122 thousands has been recorded in the current year financial statements.

3. Commitments and contingent liabilities

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
(i) Commitments / contingent liabilities:		
(a) Guarantees issued by banks	92,932	100,061
(b) Guarantees issued by the Company on behalf of subsidiaries and associates	942,661	1,076,376
(c) Contingent consideration payable in respect of subsidiaries acquired	84,662	98,066
(d) Letters of credit outstanding	183,914	395,178
(e) Commitment towards research funding to a third party	34,470	–
(ii) Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, pending decisions on various appeals made by the Company and by the Department	272,382	221,335
(b) Excise matters, under dispute	478,928	246,428
(c) Sales tax matters, under dispute	4,800	4,800
(d) Other matters, under dispute	950	950
(e) Demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Prices Control) Order,1995 which is provided for but yet is contested by the Company in respect of its product "Norfloxacin". During the year, the Hon'ble High Court of Andhra Pradesh dismissed the review petition filed by the Company against the original order passed by the same Court. Subsequently, the Company has filed a Special Leave Petition with the Supreme Court of India as an appeal against the High Court Order. In the event the Company is unsuccessful, there could be penalties and interest, the amount of which cannot be ascertained at this stage.		
(iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	192,161	409,757
(iv) The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.		



4. Deferred taxation

Deferred tax liability, net included in the balance sheet comprises the following:

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
Deferred tax assets		
Sundry debtors	57,867	75,767
Investments	–	29,122
Losses carried forward	338,702	14,497
Provisions	120,758	94,060
Other current assets	9,244	6,840
Current liability	404	430
	526,975	220,716
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	738,547	643,298
Deferred tax liability, net	**(211,572)**	**(422,582)**

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

5. **Earnings per share (EPS)**

The computation of EPS is set out below:

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005 Basic & Diluted EPS	2004 Basic & Diluted EPS
Earnings		
Net profit for the year	654,588	2,831,960
Shares		
Number of shares at the beginning of the year	76,518,949	76,515,948
3,001 equity shares issued on January 30, 2004 on exercise of vested stock options	–	3,001
Total number of equity shares outstanding at the end of the year	76,518,949	76,518,949
Weighted average number of equity shares outstanding during the year – Basic	76,518,949	76,516,448
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	175,964	13,823
Weighted average number of equity shares outstanding during the year – Diluted	76,694,913	76,530,271
Earnings per share of par value Rs. 5 – Basic (Rs.)	8.55	37.01
Earnings per share of par value Rs. 5 – Diluted (Rs.)	8.54	37.00



6. **Related party disclosures**

a. The related parties where control exists, are the subsidiaries, step down subsidiaries and the partnership firm. There are no other parties over which the Company has control.

b. Related parties where control / significant influence exists or with whom transactions have taken place during the year:

Subsidiaries including step-down subsidiaries

- OOO JV Reddy Biomed Limited, Russia;
- Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
- Dr. Reddy's Laboratories Inc., USA;
- Reddy Cheminor S.A., France;
- Reddy Antilles N.V., Netherlands;
- Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
- Aurigene Discovery Technologies Limited, India;
- Aurigene Discovery Technology Inc., USA;
- Cheminor Investments Limited, India;
- DRL Investments Limited, India;
- Reddy Netherlands B.V., Netherlands;
- Trigenesis Therapeutics Inc., USA;
- Reddy US Therapeutics Inc., USA;
- Dr. Reddy's Laboratories (EU) Limited, UK;
- Dr. Reddy's Laboratories (UK) Limited, UK;
- Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
- OOO Dr. Reddy's Laboratories Limited, Russia;
- Reddy Pharmaceuticals Inc., USA;
- Dr. Reddy's Bio-Sciences Limited, India;
- AMPNH Inc., USA;
- Globe Enterprises (a partnership firm in India).

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

Associates

■ Pathnet India Private Limited, India	Enterprise over which the Company has significant influence through 49% shareholding.
■ Compact Electric Limited, India	Enterprise over which the Company had significant influence through 49% shareholding. (Refer Note 2 of Schedule 19)
■ Aurantis Farmaceutica Ltda., Brazil	Enterprise over which the Company has significant influence through 50% shareholding.
■ Dr. Reddy's Exports Limited, India	Enterprise over which the Company has significant influence through 22% shareholding.

Joint venture

■ Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.2% equity stake.

Enterprises where principal shareholders have significant influence ("Significant interest entities")

■ Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise where the principal shareholders have significant influence
■ Dr. Reddy's Holdings Private Limited	Enterprise owned by principal shareholders



Others

■ Diana Hotels Limited	Enterprise owned by relative of a Director
■ Ms. K Samrajyam	Spouse of Chairman
■ Ms. G Anuradha	Spouse of Executive Vice Chairman and Chief Executive Officer
■ Ms. Deepthi Reddy	Spouse of Managing Director and Chief Operating Officer
■ Madras Diabetes Research Foundation	Enterprise promoted by a Director
■ Dr. Reddy's Heritage Foundation	Enterprise in which the Chairman is a Director
■ Dr. Reddy's Foundation	Enterprise where principal shareholders are trustees
■ Manava Seva Dharma Samvardhani Trust	Enterprise in which a director is a Managing trustee

Key Management Personnel represented on the Board

■ Dr. K Anji Reddy	Chairman
■ Mr. G V Prasad	Executive Vice Chairman and Chief Executive Officer
■ Mr. K Satish Reddy	Managing Director and Chief Operating Officer

Non-Executive and Independent Directors on the Board

- Dr. V Mohan
- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. P N Devarajan
- Prof. Krishna G Palepu
- Mr. Anupam Puri
- Dr. P Satyanarayana Rao (resigned on July 28, 2004)

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

c. **Particulars of related party transactions**

The following is a summary of significant related party transactions:

		For the year ended March 31	
		(All amounts in Indian Rupees thousands, except share data)	
		2005	2004
i.	Sales to:		
	Subsidiaries and joint ventures	4,804,697	4,925,470
	Significant interest entities	–	491
ii.	Interest income from subsidiaries	4,308	2,761
iii.	Purchases from:		
	Subsidiaries	33,323	21,994
	Significant interest entities	49,879	45,829
	Joint venture entity	39,278	107,801
	Others	–	292
iv.	Lease rentals and other service charges paid to significant interest entities	25,319	24,728
v.	Operating expenses paid to subsidiaries	–	14,222
vi.	Contributions made to others for social development and research	21,788	24,170
vii.	Contribution made to a step-down subsidiary for research	365,770	280,096
viii.	Hotel expenses paid to an enterprise owned by relative of a director	4,649	4,793
ix.	Rent paid to:		
	Key management personnel	9,208	9,085
	Spouses of key management personnel	7,936	7,806
xiii.	Directors' sitting fees	392	335
xiv.	Donation to an enterprise in which a director is a Managing trustee	100	100
xv.	Investment in subsidiaries, joint venture and associates during the year:		
	Aurigene Discovery Technologies Limited	–	636,442
	Dr. Reddy's Farmaceutica Do Brasil Ltda.	–	77,800
	Dr. Reddy's Laboratories (EU) Limited	–	9,453
	Dr. Reddy's Bio-sciences Limited	15,000	251,388
	OOO Dr. Reddy's Laboratories Limited	–	5,139
	Trigenesis Therapeutics Inc., USA	496,718	–
	Kunshan Rotam Reddy Pharmaceutical Company Limited	83,037	–
xvi.	Provision for decline in the value of long-term investments and investments written-off, net of write back	239,679	345,615
xvii.	Provision for loans given to subsidiary and associate	168,669	–
xvii.	Share application money paid to:		
	OOO Dr. Reddy's Laboratories Limited	65,180	49,201
	Kunshan Rotam Reddy Pharmaceuticals Company Limited	–	63,238
xviii.	Interest free deposit from associate	–	53,000
xviv.	Interest free deposit adjusted against loan to associate	53,000	–



Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

d. The Company has the following amounts due from / to related parties:

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
i. Due from related parties (included in loans and advances and sundry debtors):		
Subsidiaries (included in sundry debtors)	2,190,084	2,223,873
Key management personnel and relatives (included in loans and advances)	3,680	3,680
ii. Deposit with Significant interest entity (included in loans and advances)	3,000	3,000
iii. Due to related parties (included in current liabilities):		
Subsidiaries	59,908	15,170
Joint venture entity	5,401	12,410
Significant interest entities	15,572	12,854
Enterprise owned by relative of a director	170	64
iv. Interest free deposit from associate (included in current liabilities)	–	53,000

e. Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 7 of Schedule 19.



f. Equity held in subsidiaries, associates and a joint venture have been disclosed under "Investments". Share application money paid to subsidiary and joint venture by the Company for which shares are yet to be allotted and loans to subsidiaries, joint venture and an associate have been disclosed under "Loans and advances".

g. The Group undertakes research and development through Research Foundation, an entity incorporated under Section 25 of the Companies Act, 1956. The Research Foundation currently conducts research and development activities primarily for the benefit of the Group. The Group funds the operations of the Research Foundation.

7. **Particulars of managerial remuneration**

The remuneration paid to managerial personnel during the year:

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	Chairman		Executive Vice-Chairman & CEO		Managing Director & COO		Non-Executive Independent	
	2005	2004	2005	2004	2005	2004	2005	2004
Salaries and allowances	1,800	1,800	1,080	1,080	1,080	1,080	–	–
Commission	4,337	31,397	2,169	15,697	2,169	15,697	2,169	8,306
Other perquisites	144	144	195	195	195	195	–	–
	6,281	33,341	3,444	16,972	3,444	16,972	2,169	8,306

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity and leave encashment is not included in the aforementioned disclosure.

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

Computation of net profit and Directors' commission under section 309(5) of the Companies Act, 1956 and commission payable to Directors.

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Profit after taxation as per profit and loss account	654,588	2,831,960
Add:		
Provision for taxation	(211,010)	201,478
Provision for wealth tax	1,274	860
Directors' sitting fees	392	335
Managerial remuneration to Directors	15,338	75,591
(Profit) / loss on sale of fixed assets, net	(26,814)	29,332
Depreciation as per books of accounts	924,575	717,219
	1,358,343	3,856,775
Less:		
Depreciation as envisaged under section 350 of the Companies Act, 1956*	924,575	717,219
Profit for the purpose of calculating Directors' commission as per the provisions of the Companies Act, 1956	433,768	3,139,556
Commission payable to whole-time Directors @ 2% (previous year: 2%) as approved by shareholders	8,675	62,791
Commission payable to non-whole-time Directors:		
Maximum allowed as per the Companies Act, 1956 (1%)	4,337	31,397
Maximum approved by the shareholders (0.5%)	2,169	15,697
Commission approved by the Board	2,169	8,306

* The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV to the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed under Schedule XIV.



8. **Auditors' remuneration**

	2005	2004
a) Audit fees	6,050	6,050
b) Other charges		
Taxation matters	50	50
Other matters	1,625	1,865
c) Reimbursement of out of pocket expenses	125	359
	7,850	8,324

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

9. **Interest in joint venture**

The Company has a 51.2 percent interest in Reddy Kunshan, a joint venture in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The aggregate amount of the assets, liabilities, income and expenses related to the Company's share in Reddy Kunshan as at and for the year ended March 31, 2005 are given below:

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
Balance Sheet		
Secured loan	69,859	95,891
Unsecured loan	94,603	67,265
Fixed assets, net	91,892	94,444
Deferred tax assets, net	9,277	4,915
Current assets, loans and advances		
Inventories	35,403	15,473
Sundry debtors	40,921	40,344
Cash and bank balances	10,389	17,894
Loans and advances	8,608	4,513
Current liabilities and provisions		
Current liabilities	12,606	26,090
Net current assets	82,715	52,134
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	1,237	2,409



For the year ended March 31

	2005	2004
Income statement		
Income		
Sales	146,244	144,759
Other income	–	7,160
Expenditure		
Material costs	67,679	73,740
Personnel costs	46,432	42,721
Operating and other expenses	76,002	60,339
Research and development expenses	7,513	5,307
Finance charges	4,700	4,045
Depreciation	4,806	3,246
Loss before taxation	(60,888)	(37,479)
Provision for taxation		
– Current tax	–	–
– Deferred tax benefit / (expense)	4,449	568
Loss after taxation	(56,439)	(36,911)

SCHEDULE 19 Notes to accounts (Continued)

10. Employee stock option scheme

Dr. Reddy's Employees Stock Option Plan-2002 (the 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all directors and employees of Dr. Reddy's and Directors and employees of all its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible Directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.



In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under this scheme has issued 850,023 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

Date of grant	Number of options granted	Exercise price (Rupees)	Market price (Rupees) (As per SEBI Guidelines)
May 27, 2004	411,600	885.00	807.40
July 21, 2004	2,000	765.00	762.95
July 28, 2004	80,000	5.00	744.90
October 26, 2004	22,900	747.00	742.80
January 24, 2005	280,873	5.00	719.90
January 24, 2005	30,000	809.00	719.90
February 4, 2005	10,650	5.00	711.10
February 18, 2005	12,000	5.00	741.10

Market price in the table above is computed based on average of last two weeks high and low prices for options granted till July 22, 2004. Pursuant to the amendment in the SEBI (Employee Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, market price for all subsequent grants have been taken as the closing price as on the previous day to the date of the grant on the National Stock Exchange (NSE) where there was highest trading volume.

SCHEDULE 19 Notes to accounts (Continued)

On January 24, 2005, the Company offered all employees who were holding fair market value options, an option to exchange their existing fair market value options with Par value (Rs. 5) options. As part of this offer, stock options granted at fair market value were surrendered by certain employees against which new options at Par Value (Rs. 5) were issued to them. In addition, fresh options at par value were also issued to certain other eligible employees.

The movement in the stock options during the year ended March 31, 2005 is set out below:

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Category A: Fair market value options		
Options outstanding at the beginning of the year	911,038	543,871
Granted during the year	466,500	423,300
Expired / forfeited during the year	(352,657)	(53,132)
Surrender of options for exchange	(725,931)	–
Exercised	–	(3,001)
Options outstanding at the end of the year	298,950	911,038
Category B: Par value options		
Options outstanding at the beginning of the year	–	–
Granted during the year	383,523	–
Expired / forfeited during the year	(3,974)	–
Forfeited / lapsed due to surrender of options	–	–
Exercised	–	–
Options outstanding at the end of the year	379,549	–



The Company has followed the intrinsic method of accounting based on which a compensation expense of Rs. 52,343 thousands (previous year: Rs. 94 thousands) has been recognised in the profit and loss account (refer Schedule 2.)

11. Utilisation of funds raised on ADS issue

The net proceeds from the ADS offering after underwriting discounts and commissions were approximately United States Dollar (US$) 125.4 million. The Company had liquidated US$ 74.1 million of its liabilities, thereby reducing its interest outflows substantially and had invested US$ 9.02 million in acquisitions.
The utilisations during the current year is as follows:

Particulars	Amount in US$ million
Expenses during the year	0.68
Loan to an associate	0.89
Total utilisation during the year	1.57

The balance amount of US$ 35.54 million (previous year: US$ 37.11 million) has been invested in bank deposits partly in India and partly outside India.

The information required as per clause 4C and 4D and notes thereon of part II of Schedule VI to the Companies Act, 1956.

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

12. Capacity and production

a) *Licensed capacity, installed capacity and production* As at March 31

Class of goods	Unit	2005 Licensed capacity (i)	2005 Installed capacity (i)	2005 Actual production	2004 Licensed capacity (i)	2004 Installed capacity (i)	2004 Actual production
Formulations (ii)	Million units	2,806.95*	2,806.95*	2,426.29	2,806.95*	2,806.95*	2,117.72
Active pharmaceutical ingredients and intermediates (API)	Tonnes	6,941	4,068	2,994	6,941	4,068	3,153
Generics	Million units	5,500	5,500	1,519	5,500	5,500	1,285.28
Diagnostic reagents and kits	Units	–	–	–	600,000	600,000	10,667
Biotechnology	Grams	370	370	38.73	370	340	14.79

* On single shift basis

Notes:

(i) Licensed and installed capacities are as certified by Management and have not been verified by the auditors as this is a technical matter.

(ii) Actual production of Formulations includes 356.96 million units (previous year: 302.47 million units) produced on loan licensing basis from outside parties.

(iii) Actual production of API includes 238.94 (previous year: Nil) tonnes produced on loan licensing basis from outside parties.

13. Particulars of production, sale and stock

(Rs. thousands)

	Opening Stock Quantity	Opening Stock Value	Production Quantity	Purchases Traded goods (units)	Purchases Value	Sales** Quantity	Sales** Value	Closing Stock Quantity	Closing Stock Value
Formulations (million units)	305.13	329,947	2,426	430.85	706,592	2,861	8,106,935	300.98	521,191
	(428.18)	(408,191)	(2,117.72)	(471.62)	(654,940)	(2,712.39)	(7,897,972)	(305.13)	(329,947)
Active pharmaceutical ingredients and intermediates (tonnes)	126	148,461	2,994	714	954,170	3,589*	6,866,368	245	188,919
	(138)	(261,516)	(3,153)	(346)	(578,325)	(3,511)*	(7,803,245)	(126)	(148,461)
Generics (million units)	28.82	12,138	1,519	–	–	1,528	2,184,488	19.82	22,451
	(28.61)	(16,211)	(1,285.28)	–	–	(1,285.07)	(2,557,645)	(28.82)	(12,138)
Biotechnology (grams)	–	–	39		39		33,485		–
			(14.79)		(14.79)		(45,390)		
Total		490,546			1,660,762		17,191,276		732,561
							(18,306,899)		
Less: Inter segmental Sales							940,520		
							(904,900)		
Sales (Gross of excise duty) as per profit and loss account							16,250,756		
Previous year		(688,146)			(12,33,265)		(17,401,999)		(490,546)

* Includes captive consumption of active pharmaceutical ingredients 464.00 tonnes (previous year: 339.89 tonnes)

** Sales are net of samples, rejections and damages but include intersegmental sales.

Figures in brackets represent the numbers for the previous year.



Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

14. Raw materials consumed during the year

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

Raw Materials	2005 Quantity (in Kgs)	2005 Value	2004 Quantity (in Kgs)	2004 Value
Recemiac-2-azabicyclo (3,3,0) Octane-3-2 4-	10,490	180,235	11,417	364,207
Dichloro-5-Fluoro Acetophenone	648,420	232,206	813,847	232,418
Isobutyl Aceto Phenone (HVD)	1,581,880	239,971	1,340,503	189,635
2-Acetyl-6-Methoxy Naphthalene	549,600	177,138	426,000	148,423
Methanol	5,936,301	105,957	6,624,474	129,373
Toluene	2,839,106	101,791	266,336	6,664
Isopropyl Alcohol IP	2,144,915	112,509	243,074	8,346
Fluoro Quinolonic Acid	238,972	157,934	25,253	15,647
(4R-Cis-1,1Dimethylethyl,1-6-Cynaomethyl	3,715	134,931	93	3,633
Others	–	1,936,107	–	2,936,458
Total		3,378,779		4,034,804



'Others' include no item, which in value individually accounts for 10 percent or more of the total value of the raw materials consumed.

15. Details of imported and indigenous raw materials, spare parts, chemicals, packing materials and components consumed

	2005 Value	2005 % of total consumption	2004 Value	2004 % of total consumption
Raw materials				
Imported	1,847,049	55%	1,650,166	41%
Indigenous	1,531,730	45%	2,384,638	59%
	3,378,779		4,034,804	
Stores, Chemicals, Spares and Packing materials				
Imported	96,282	14%	92,411	14%
Indigenous	604,591	86%	549,141	86%
	700,873		641,552	
	4,079,652		4,676,356	

16. CIF value of imports

	2005	2004
Raw materials	1,899,439	1,851,309
Capital equipment (including spares and components)	383,433	335,368
	2,282,872	2,186,677

Schedules to the Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to accounts (Continued)

17. Earnings in foreign currency

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Exports on FOB basis	9,139,041	9,815,461
Interest on deposits with banks	41,777	22,632
Interest on loans to subsidiaries	4,308	2,761
Others	12,229	13,464
	9,197,355	9,854,318

18. Expenditure in foreign currency

	2005	2004
Traveling	38,757	42,288
Interest on loan note	513	5,873
Consultancy fees	46,564	18,959
Bio-studies expenses	497,952	522,648
Other expenditure	1,374,281	1,041,252
	1,958,067	1,631,020

19. Dividend remittance in foreign currency



	2005	2004
Final Dividend		
Number of shares	–	750,000
Number of shareholders	–	1
Amount* (Rs. thousands)	–	3,750
Relating to the year	2003-04	2002-03

* Net of taxes

The Company does not make any direct remittances of dividends in foreign currencies to ADS holders. The Company remits the equivalent of the dividends payable to the ADS holders in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

20. Research and development arrangement

During the year ended March 31, 2005, the Company entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Company for the United States of America market. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Company would pay I-VEN royalty on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of US$ 22.5 million (Rs. 985,388 thousands) was received on March 28, 2005. I-VEN has an option to further invest US$ 33.5 million (Rs. 1,465,458 thousands) by March 31, 2006.

The amount received from I-VEN will be recognised in the income statement upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. 96,239 has been recognised in the current year representing the proportionate costs relating to the completion of specified filings as a credit to research and development expenses.

21. Segment information

In accordance with AS 17 – Segment Reporting, segment information has been given in the consolidated financial statements of Dr. Reddy's and therefore no separate disclosure on segment information is given in these financial statements.

22. Comparative figures

Previous year's figures have been regrouped / reclassified wherever necessary to conform to current year's classification

Cash Flow Statement

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
Cash Flows from operating activities		
Profit before taxation	443,578	3,033,438
Adjustments:		
Depreciation	924,575	717,219
Provision for wealth tax	1,274	860
Bad debts written off	44,618	9,446
Income from redemption of mutual funds units	(83,273)	(24,786)
Amortisation of deferred stock compensation expense	52,343	94
Unrealised foreign exchange loss	39,041	41,204
Loss on sale of long term investments, net	89,583	57,300
Provision for decline in the value of long-term investments and investments written off, net of write back	239,679	345,615
Interest income	(328,758)	(414,479)
Dividend income	(98)	(53)
Finance charge	99,571	14,804
(Profit) / loss on sale of fixed assets, net	(26,813)	29,332
Provision for doubtful debts	(39,279)	12,806
Provision for doubtful advances	177,259	11,505
Operating cash flows before working capital changes	1,633,300	3,834,305
(Increase) / decrease in sundry debtors	191,900	(132,986)
(Increase) / decrease in inventories	(457,998)	(178,942)
(Increase) / decrease in loans and advances	102,948	(242,257)
Increase / (decrease) in current liabilities and provisions	990,443	733,568
Cash generated from operations	2,460,593	4,013,688
Income taxes refunded / (paid)	44,809	(370,974)
Net cash provided by operating activities	**2,505,402**	**3,642,714**
Cash flows from investing activities		
Purchase of fixed assets	(1,604,048)	(1,876,397)
Proceeds from sale of fixed assets	43,763	35,331
Purchase of investments	(10,761,720)	(13,735,893)
Sale of investments	13,114,902	9,196,550
Loans and advances given to subsidiaries, joint ventures & associate	(449,882)	(346,762)
Interest received	350,430	454,910
Dividend received	98	53
Net cash provided by / (used) in investing activities	**693,543**	**(6,272,208)**



Cash Flow Statement (Continued)

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Cash flows from financing activities		
Proceeds from issue of share capital	–	3,040
Repayment of long-term borrowings	(156,824)	(10,384)
Repayment of short-term borrowings	(317,730)	(24,429)
Proceeds from short-term borrowings	2,624,700	319,394
Interest paid	(99,571)	(14,804)
Dividend paid (including dividend tax)	(431,615)	(431,598)
Net cash provided by / (used) in financing activities	**1,618,960**	**(158,781)**
Net increase / (decrease) in cash and cash equivalents	4,817,905	(2,788,275)
Cash and cash equivalents at the beginning of the period (Note 1)	4,080,832	6,884,002
Effect of exchange gain / (loss) on cash and cash equivalents	18,490	(15,588)
Cash and cash equivalents at the end of the period (Note 1)	**8,917,227**	**4,080,832**

As per our report attached
for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: 6 May 2005

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary



Notes:

	As at March 31	
	2005	2004
1. Cash and cash equivalents comprise:		
Cash in hand	6,335	7,141
Balances with banks		
In current accounts	210,289	309,317
In deposit accounts	8,504,307	3,438,638
In EEFC current accounts	182,268	267,254
In unclaimed dividend account	11,307	10,541
In unclaimed fractional share pay order accounts	670	672
In margin money	2,051	47,269
	8,917,227	4,080,832

2. The Company has undrawn borrowing facilities of Rs. 2,417,454. These facilities are essentially for funding working capital requirements of the Company.
3. Previous year's figures have been regrouped / reclassified, wherever necessary to conform to the current year's classification.

Balance Sheet Abstract and Company's General Business Profile

1. **Registration Details**

Registration No.: 4507 | State Code: 01

Balance Sheet Date: 31 (Date) 03 (Month) 05 (Year)

2. **Capital Raised during the Year (Amount in Rs. thousands)**

Public Issue: NIL | Rights Issue: NIL

Bonus Issue: NIL | Private Placement: NIL

3. **Position of Moblisation and Deployment of Funds (Amount in Rs. thousands)**

Total Liabilities: 23684781 | Total Assets: 23684781

Sources of Funds:

Paid- up Capital: 382595 | Reserves and surplus: 20358243

Secured Loans: 32729 | Unsecured loans: 2699642

Application of Funds:

Net Fixed Assets: 5625415 | Investments: 3584573

Net Current Assets: 13873540 | Miscellaneous Exp.: NIL



4. **Performance of the Company (Amount in Rs. thousands)**

Turnover: 15576946 | Total Expenditure: 15846844

Profit Before Tax: 443578 | Profit After Tax: 654588

Earning per Share in Rs. 8.55 | Dividend rate % 100

5. **Generic Names of Three Principal Product / Services of Company. (as per the monetary terms)**

Item Code No.: (ITC Code) 29420090
Product Description: Ramipril

Item Code No.: (ITC Code) 29420001
Product Description: Ciprofloxacin Hydrochloride

Item Code No.: (ITC Code) 29420012
Product Description: Ibuprofen

IGAAP Consolidated Financials





Management Discussion and Analysis

Indian GAAP Financial Performance for 2004-05, Consolidated

KEY PERFORMANCE HIGHLIGHTS

The following table gives the Company's consolidated business wise financial performance for 2004-05 and 2003-04 respectively.

Consolidated Business-wise performance under Indian GAAP — Rs. million

	2004-05		2003-04	
	Revenues	PBIT *	Revenues	PBIT*
Formulations	7,914	2,335	7,614	2,328
API	6,942	997	7,645	1,727
Generics	3,516	(712)	4,337	316
Developing businesses	527	58	411	28
Drug discovery	–	(993)	–	(778)
Others	314	(1,438)	197	(889)
Total	19,213	247	20,204	2,732

Note: does not include costs, which cannot be allocated, and unallocable exchange rate gains and losses.

The below table gives the region wise distribution of the Company's revenues in 2004-05 and 2003-04 respectively.

Revenues by geographic markets (Gross of excise and other similar duties) — Rs. million

	2004-05	2003-04	Inc./(Dec.)
India	6,689	7,152	(6%)
North America	4,349	5,319	(18%)
Russia and other CIS countries	2,402	2,290	5%
Europe	2,868	2,795	3%
Rest of the World	2,905	2,648	10%
Total	19,213	20,204	(5%)

Net Revenues (Net of excise and other similar duties)

Net revenues decreased by 5 per cent from Rs. 19,334 million in 2003-04 to Rs. 18,359 million in 2004-05 due to the following reasons:

- Revenues from India decreased by 6 per cent to Rs. 6,005 million due to decrease in revenues of Branded Formulations and API businesses. New product launches contributed 6 per cent of the revenues in the Branded Formulations segment. This was however more than off set by the slow down in some of the mature brands as well as the negative impact of de-stocking by the trade in March 2005 due to the implementation of the Value Added Tax (VAT) system.

- Revenues from international markets decreased by 4 per cent to Rs. 12,354 million in 2004-05, contributing 67 per cent of the total Company's revenue. Revenue from Europe Generics increased by 38 per cent driven by higher revenues from amlodipine maleate and omeprazole. Revenues from Russia & CIS markets increased by 5 per cent on account of higher revenues of Branded Formulations driven by key brands such as Nise, Omez and Keterol. Increase in revenues of rest of the world (RoW) markets driven by higher revenues in Branded Formulations and API businesses. The above increases were offset by decrease in revenues of ramipril API in Europe and decrease in revenues of fluoxetine and tizanidine in North America Generics due to additional competition.

Material Costs

Material Costs decreased by 3 per cent from Rs. 6,208 million in 2003-04 to Rs. 6,015 million in 2004-05. As a per cent of revenues, material costs increased to 33 per cent in 2004-05 from 32 per cent. Increase in revenues from high margin businesses of international Branded Formulations and Custom Pharmaceutical Services was more than offset by decrease in revenues from North America Generics and Europe API resulting in marginal increase in material cost per cent to revenues.

Personnel Costs

Personnel Costs increased by 24 per cent from Rs. 2,365 million in 2003-04 to Rs. 2,938 million in 2004-05. As a per cent of revenues, personnel costs increased to 16 per cent in 2004-05 from 12 per cent. This was on account of annual increments and the full year impact of the market correction announced in the fourth quarter of 2003-04 in India and increase in manpower base in the international offices.

Operating & Other expense

Operating and other expense increased by 3 per cent from Rs. 5,716 million in 2003-04 to Rs. 5,905 million in 2004-05. As a per cent of revenues, the expense increased to 32 per cent in 2004-05 from 30 per cent in 2003-04 due to the following reasons:

- Increase in other selling expense by Rs. 44 million primarily due to increase in CRM activities in Branded Formulations.
- Increase in rent expense by Rs. 78 million due to expense towards new office space at the U.S. and the U.K.
- Forex loss amounting to Rs. 457 million.

The above increase was largely offset by:

- Decrease in legal and professional charges by Rs. 321 million due to lower litigation and consultancy activity in the U.S.
- Decrease in advertising expenses by Rs. 70 million primarily in the Branded Formulation business.
- Decrease in Directors' remuneration by Rs. 60 million on account of decrease in profits.

Depreciation & Amortisation

Depreciation & amortization increased by 23 per cent from Rs. 1,025 million in 2003-04 to Rs. 1,256 million in 2004-05 due to addition of Rs. 2,644 million to the gross block during 2004-05. The additional investments were incurred towards normal capital expenditure as well as new projects in API as well as Branded Formulation business.

Research & Development

Research & development expense increased by 26 per cent from Rs. 1,826 million in 2003-04 to Rs. 2,297 million in 2003-04. As a per cent of revenues, the expense increased to 13 per cent in 2004-05 from 9 per cent due to the following reasons:

- Increase in clinical trials expense on drug discovery by Rs. 184 million. During the year 2004-05, the Company initiated clinical trials outside India for DRF 10945 and RUS 3108.
- Increase in manpower cost in Generics, API and Branded Formulations.
- Development of bio-generics products in the Biotechnology business.

During the year, the company entered into an R&D partnership agreement with ICICI Venture for development and commercialization in the U.S. of the ANDAs filed in 2004-05 and 2005-06. Under the terms of the agreement, the Company received U.S.$ 22.5 million, of which U.S.$ 2.2 million was recorded as a reduction in the R&D expense line item for the year 2004-05.

Profit After Tax

Net income decreased by 87 per cent to Rs. 329 million in 2004-05 from Rs. 2,515 million in 2003-04. Net income was 2 per cent of net revenues in 2004-05 compared to 13 per cent in 2003-04.



Auditors' Report to the Board of Directors of Dr. Reddy's Laboratories Limited on the consolidated financial statements of Dr. Reddy's Laboratories Limited and its subsidiaries

1 We have audited the attached consolidated balance sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries [collectively referred to as the "Dr. Reddy's Group"] as at March 31, 2005 and also the consolidated profit and loss account for the year ended on that date annexed thereto and the consolidated cash flow statement for the year ended on that date. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 – Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

4 In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Dr. Reddy's Group as at March 31, 2005;

(ii) in the case of Consolidated Profit and Loss Account, of the consolidated results of operations of the Dr. Reddy's Group for the year ended on that date; and

(iii) in the case of Consolidated Cash Flow Statement, of the consolidated cash flows of the Dr. Reddy's Group for the year ended on that date.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

Consolidated Balance Sheet

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule	2005	2004
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	382,595	382,595
Reserves and surplus	2	19,035,159	19,009,131
		19,417,754	19,391,726
Loan funds			
Secured loans	3	104,563	453,851
Unsecured loans	4	2,699,642	232,154
		2,804,205	686,005
Deferred tax liabilities	19(8)	218,172	430,275
		22,440,131	20,508,006
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		13,052,133	10,407,635
Less: Accumulated depreciation		(5,253,208)	(4,045,673)
Net block		7,798,925	6,361,962
Capital work-in-progress (including capital advances)		616,032	1,059,704
		8,414,957	7,421,666
Deferred tax assets	19(8)	9,615	39,232
Investments	6	1,319,714	4,150,241
Current assets, loans and advances			
Inventories	7	3,526,922	3,021,939
Sundry debtors	8	3,821,185	3,998,382
Cash and bank balances	9	9,354,954	4,495,555
Loans and advances	10	1,597,620	1,770,950
		18,300,681	13,286,826
Current liabilities and provisions			
Current liabilities	11	4,947,468	3,806,597
Provisions	12	657,368	583,362
		5,604,836	4,389,959
Net current assets		12,695,845	8,896,867
		22,440,131	20,508,006
Significant accounting policies	19(1)		
Notes to consolidated accounts	19		

The schedules referred to above form an integral part of the Consolidated Balance Sheet

As per our report attached
for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Consolidated Profit and Loss Account

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule		2005	2004
INCOME				
Sales, gross			19,212,597	20,204,252
Less: Excise duty and other similar duties and taxes on sales			(853,837)	(870,080)
Sales, net			18,358,760	19,334,172
Service income			4,816	–
License fees			57,441	–
Other income	13		656,927	893,999
			19,077,944	20,228,171
Expenditure				
Material costs	14		6,014,891	6,208,125
Conversion charges			247,563	195,316
Excise duty and other similar duties and taxes			94,193	58,683
Personnel costs	15		2,938,329	2,365,498
Operating and other expenses	16		5,904,969	5,715,947
Research and development expenses		2,393,335		
Less: Funded by I-VEN Pharma Capital Limited	19(14)	(96,239)	2,297,096	1,826,074
Loss on sale of investments			26,398	66,514
Finance charges	17		108,083	19,024
Equity in loss of associates, net	19(5)		51,908	34,819
Depreciation			1,255,982	1,024,880
			18,939,412	17,514,880
Profit before taxation and minority interest			138,532	2,713,291
Provision for tax	18			
– Current tax			1,319	204,116
– Deferred tax benefit			(182,239)	(2,232)
Profit before minority interest			319,452	2,511,407
Minority interest			9,664	3,352
Profit for the year			329,116	2,514,759
Balance in profit and loss account brought forward			539,686	456,542
Amount available for appropriation			868,802	2,971,301
Appropriations:				
Proposed dividend on equity shares			382,595	382,595
Tax on proposed dividend			53,659	49,020
Transfer to general reserve			66,000	2,000,000
Balance carried forward			366,548	539,686
			868,802	2,971,301
Earnings per share	19(9)			
Basic – Par value Rs. 5 per share			4.30	32.87
Diluted – Par value Rs. 5 per share			4.29	32.86
Significant accounting policies	19(1)			
Notes to consolidated accounts	19			

The schedules referred to above form an integral part of the Consolidated Profit and Loss Account

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary



Schedules to the Consolidated Balance Sheet

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 1 Share capital

		2005		2004
Authorised				
100,000,000 (previous year: 100,000,000) equity shares of Rs. 5 each		500,000		500,000
Issued				
76,519,149 (previous year: 76,519,149) equity shares of Rs. 5 each fully paid-up		382,596		382,596
Subscribed and paid-up				
76,518,949 (previous year: 76,518,949) equity shares of Rs. 5 each fully paid-up	382,594		382,594	
Add: Forfeited share capital (Note 2)	1	382,595	1	382,595
		382,595		382,595

Notes:

1. Subscribed and paid-up share capital includes:
   (a) 34,974,400 (previous year: 34,974,400) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares by capitalisation of General reserve.
   (b) 526,124 (previous year: 526,124) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.
   (c) 10,285,884 (previous year: 10,285,884) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited without payments being received in cash.
   (d) 13,225,000 (previous year: 13,225,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS).
   (e) 8,602,152 (previous year: 8,602,152) equity shares of Rs. 5 each allotted against Global Depository Receipts, that were converted into ADS during the year ended March 31, 2002.
   (f) 113,388 (previous year: 113,388) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.
   (g) Nil (Previous year: 3,001) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002".
2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/-, forfeited due to non-payment of allotment money.



Schedules to the Consolidated Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 2 Reserves and surplus

	2005	2004
Capital reserve		
Balance as at the end of the year	13,769	13,769
	13,769	13,769
Securities premium account		
Balance at the beginning of the year	7,734,005	7,730,980
Add: Share premium received on conversion of stock options issued to employees	–	3,025
	7,734,005	7,734,005
Employees stock options outstanding		
Balance at the beginning of the year	564	–
Add: Options granted during the year (including grants issued in exchange for surrendered options)	277,949	564
Less: Options forfeited during the year	(3,111)	–
Balance at the end of the year (A)	275,402	564
Deferred stock compensation cost		
Balance at the beginning of the year	470	–
Add: Options granted during the year (including grants in exchange for surrendered options)	277,949	564
Less: Amortisation during the year, net of forfeiture	(52,343)	(94)
Less: Options forfeited during the year	(3,111)	–
Balance at the end of the year (B)	222,965	470
(A) – (B)	52,437	94
General reserve		
Balance at the beginning of the year	10,721,577	8,721,577
Add: Transferred from profit and loss account	66,000	2,000,000
	10,787,577	10,721,577
Foreign currency translation reserve		
Transitional adjustment [Refer note 2 of Schedule 19]	57,321	–
Additions for the year	23,502	–
	80,823	–
Profit and loss account		
Balance in consolidated profit and loss account	366,548	539,686
	19,035,159	19,009,131



Schedules to the Consolidated Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 3 Secured loans

	2005	2004
Loans from banks		
Cash credit (Note 1)	1,664	319,394
Others (Notes 2 and 3)	71,834	97,472
Loan from Indian Renewable Energy Development Agency Limited (Note 4)	31,065	36,985
	104,563	453,851

Notes:

1. The Company has working capital facilities with a consortium of bankers and has created a charge, on a pari-passu basis, by hypothecation of the whole of the current assets, both present and future, and a first charge on immovable properties, pertaining to certain factories of the Company.
2. Loan from the Agricultural Bank of China taken by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), a consolidated joint venture, is secured by way of hypothecation of leasehold land, buildings and equipment of Reddy Kunshan.
3. Loan from the ICICI Bank taken by Aurigene Discovery Technologies Limited ("Aurigene") is secured by way of hypothecation of vehicles acquired by Aurigene.
4. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant. The loan is repayable in quarterly installments of Rs. 1,480 each.



SCHEDULE 4 Unsecured loans

	2005	2004
Foreign currency loan notes	–	146,738
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	74,942	79,108
Foreign currency packing credit loan	2,624,700	–
Other unsecured loans from banks	–	6,308
	2,699,642	232,154



Schedules to the Balance Sheet (continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 5 Fixed assets

Description	Gross block					Depreciation					Net block	
	As at April 1, 2004	Additions	Deletions	Foreign exchange adjustments (Note 4)	As at March 31, 2005	As at April 1, 2004	For the year	Deletions	Foreign exchange adjustments (Note 4)	As at March 31, 2005	As at March 31, 2005	As at March 31, 2004
Land – freehold (Note 1)	280,519	75,183	(2,240)	–	353,462	–	–	–	–	–	353,462	280,519
Land – leasehold (Note 2)	61,363	–	–	502	61,865	1,116	249	–	(120)	1,245	60,620	86,405
Buildings	1,773,564	325,650	(30,787)	13,947	2,082,374	250,019	86,799	(3,748)	(6,274)	326,796	1,755,578	1,497,387
Plant and machinery (Note 3)	3,787,391	955,478	(17,444)	8,760	4,734,185	1,891,898	434,789	(13,189)	(10,546)	2,302,952	2,431,233	1,895,493
Electrical equipment	592,984	115,421	(2,364)	–	706,041	277,182	62,378	(630)	–	338,930	367,111	315,802
Laboratory equipment	1,254,752	418,303	(4,577)	965	1,669,443	456,599	207,625	(2,048)	(2,206)	659,970	1,009,473	798,153
Furniture, fixtures and office equipment	763,423	135,059	(10,289)	3,040	891,233	385,247	155,732	(5,695)	(4,189)	531,095	360,138	378,176
Vehicles	168,610	90,335	(27,341)	89	231,693	74,238	37,941	(20,802)	(139)	91,238	140,455	94,372
Library	3,506	–	–	–	3,506	3,506	–	–	–	3,506	–	–
Intangibles												
Goodwill (Note 5)	895,446	322,628	–	37,780	1,255,854	267,490	187,051	–	21,139	475,680	780,174	627,956
Patents, trademarks and designs	76,267	236,400	–	–	312,667	48,555	8,437	–	–	56,992	255,675	27,712
Technical know-how	522,310	–	–	–	522,310	230,573	52,231	–	–	282,804	239,506	291,737
Non-compete fees	227,500	–	–	–	227,500	159,250	22,750	–	–	182,000	45,500	68,250
	10,407,635	2,674,457	(95,042)	65,083	13,052,133	4,045,673	1,255,982	(46,112)	(2,335)	5,253,208	7,798,925	6,361,962
Previous year	8,552,147	2,230,967	(347,479)		10,407,635	3,195,580	1,024,880	(174,787)		4,045,673	6,361,962	

Notes:

1. Land (freehold) located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited having a book value of Rs. 4,445 (previous year: Rs. 4,445) is yet to be registered in the name of the Company.
2. In pursuance of an allotment letter ("the letter") dated October 16, 2001, received from Karnataka Industrial Area Development Board, Aurigene Discovery Technologies Limited, a consolidated subsidiary, acquired land located at Electronics City, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years subject to fulfillment of all the terms and conditions of the allotment. Pending completion of the period of six years and fulfillment of the terms and conditions of the allotment, the amount incurred on the land acquisition aggregating to Rs. 49,729 (previous year: Rs. 49,729) has been accounted as leasehold land.
3. The Group owns a treated effluent discharge pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
4. Represents transitional adjustment of the foreign exchange gain / (loss) on fixed assets. [Refer note 2 in Schedule 19]
5. For additions to goodwill, refer note 7 of Schedule 19.

Schedules to the Consolidated Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 6 Investments		
(Long term, unless otherwise specified)		
Investment in associates		
Aurantis Farmaceutica Ltda	85,099	85,099
Compact Electric Limited	–	90,122
APR LLC	13,632	16,331
Other investments (at cost)		
Aggregate cost of quoted investments	3,116	4,596
Aggregate cost of unquoted investments	1,070,923	1,570,925
Current Investments, at the lower of cost or market value		
Mutual funds	300,000	2,536,224
	1,472,770	4,303,297
Less: Provision for decline, other than temporary, in the value of investments	(153,056)	(153,056)
	1,319,714	4,150,241
Market value of quoted investments	7,903	13,169
Market value of current investments	310,886	2,536,224

	2005	2004
SCHEDULE 7 Inventories		
Stores and spares	317,421	262,881
Raw materials	1,025,844	911,867
Work-in-process	1,076,609	989,865
Finished goods	1,107,048	857,326
	3,526,922	3,021,939



	2005	2004
SCHEDULE 8 Sundry debtors		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	159,890	114,783
Considered doubtful	248,399	284,439
Other debts		
Considered good	3,661,295	3,883,599
	4,069,584	4,282,821
Less: Provision for doubtful debts	(248,399)	(284,439)
	3,821,185	3,998,382

	2005	2004
SCHEDULE 9 Cash and bank balances		
Cash in hand	10,916	10,717
Cash in transit	–	6,994
Balances with banks		
In current accounts	513,713	617,698
In EEFC current accounts	182,268	267,255
In deposit accounts	8,636,080	3,581,678
In unclaimed dividend accounts	11,307	10,541
In unclaimed fractional share pay order accounts	670	672
	9,354,954	4,495,555
Deposits with banks include:		
(i) Margin money for letters of credit and bank guarantees	2,051	47,269
(ii) Balance of unutilised money out of ADS issue	1,754,141	1,781,047

Schedules to the Consolidated Balance Sheet (Continued)

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 10 Loans and advances		
(Unsecured)		
Considered good		
Advances to material suppliers	116,564	218,475
Staff loans and advances	29,687	49,376
Interest accrued on investments	15,620	37,292
Other advances recoverable in cash or in kind or for value to be received	725,478	728,343
Advance tax, net of provision for current taxes	426,019	450,719
Balances with statutory authorities	181,944	196,366
Deposits	102,308	90,379
	1,597,620	1,770,950
Considered doubtful		
Share application money pending allotment in respect of Pathnet	15,310	15,310
Staff loans and advances	6,500	6,500
Other advances recoverable in cash or in kind or for value to be received	16,918	8,337
Advances towards investment	8,056	8,056
	1,644,404	1,809,153
Less: Provision for doubtful advances	(46,784)	(38,203)
	1,597,620	1,770,950



	2005	2004
SCHEDULE 11 Current liabilities		
Sundry creditors	4,750,012	3,748,754
Book overdraft	143,891	–
Unclaimed dividends	11,307	10,541
Trade deposits	42,258	47,302
	4,947,468	3,806,597

	2005	2004
SCHEDULE 12 Provisions		
Proposed dividend	382,595	382,595
Tax on proposed dividend	53,659	49,020
Provision for		
Gratuity	83,122	71,838
Leave encashment	115,968	79,238
Taxation, net of advance taxes	22,024	671
	657,368	583,362
Movement of provisions during the year		
Gratuity		
Balance at the beginning of the year	71,838	50,161
Add: Provisions made during the year	41,448	34,416
Less: Amount paid / adjusted during the year	(30,164)	(12,739)
Balance at the end of the year	83,122	71,838
Leave encashment		
Balance at the beginning of the year	79,238	71,035
Add: Provisions made during the year	49,817	26,723
Less: Amount paid / adjusted during the year	(13,087)	(18,520)
Balance at the end of the year	115,968	79,238

Schedules to the Consolidated Profit and Loss Account

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

SCHEDULE 13 | Other income

	2005	2004
Interest on fixed deposits	264,679	380,065
Interest on investments	72,445	37,292
Interest others	36,777	4,611
Dividends from investments	98	53
Profit on sale of fixed assets, net	1,263	–
Income from redemption of mutual fund units	83,273	24,786
Exchange gain, net	–	285,214
Sale of spent chemicals	85,014	84,024
Miscellaneous income	113,378	77,954
	656,927	893,999

Note:

Interest income on fixed deposits and investments are stated at gross values. The income tax deducted at source on such income amounted to Rs. 69,485 (previous year: Rs. 74,920)

SCHEDULE 14 | Material costs



		2005		2004
(a) *Opening*				
Work-in-process	989,865		683,800	
Finished goods	857,326		981,374	
Less: Adjustment on divestment of Compact Electric Limited	–	1,847,191	(19,645)	1,645,529
Closing				
Work-in-process	1,076,609		989,865	
Finished goods	1,107,048	2,183,657	857,326	1,847,191
Net (increase)		(336,466)		(201,662)
(b) *Raw materials consumed*				
Opening stock of raw materials	911,867		829,994	
Add: Purchases	3,893,944		4,507,955	
Less: Adjustment on divestment of Compact Electric Limited	–		(19,707)	
	4,805,811		5,318,242	
Less: Closing stock	(1,025,844)	3,779,967	(911,867)	4,406,375
(c) *Stores, chemicals, spares and packing material consumed*		706,455		659,961
(d) *Purchase of traded goods*		1,864,935		1,343,451
		6,014,891		6,208,125

Raw materials consumed include Rs. 51,205 (previous year: Rs. 69,554) being stocks written-off / written-down, Rs. 69,366 (previous year: Rs. 80,225) being cost of samples issued and is net of Rs. 26,688 (previous year: Rs. 65,459) being sale of raw materials.

Schedules to the Consolidated Profit and Loss Account (Continued)

For the year ended March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
SCHEDULE 15 Personnel costs		
Salaries, wages and bonus	2,458,729	1,967,280
Contribution to provident and other funds	149,974	114,873
Workmen and staff welfare expenses	277,283	283,251
Amortisation of deferred stock compensation expense	52,343	94
	2,938,329	2,365,498
SCHEDULE 16 Operating and other expenses		
Power and fuel	436,629	409,539
Rent	183,517	105,744
Rates and taxes	117,508	32,675
Repairs and maintenance		
Buildings	29,837	22,662
Plant and machinery	231,123	233,916
Others	237,173	251,243
Insurance	242,521	228,365
Traveling and conveyance	298,140	269,107
Communication	106,857	97,082
Advertisements	30,607	100,591
Commission on sales	123,025	148,240
Other selling expenses	1,828,506	1,784,386
Printing and stationery	72,698	71,629
Legal and professional charges	996,509	1,317,869
Donations	87,761	26,115
Bad debts written-off	44,618	14,955
Provision for doubtful advances	8,581	11,505
Provision for doubtful debts	(36,040)	19,872
Loss on sale / retirement of fixed assets, net	–	29,559
Directors' sitting fees	392	335
Directors' remuneration	15,338	75,591
Auditors' remuneration	8,043	8,324
Exchange loss, net	537,292	–
Bank charges	34,555	31,394
Sundry expenses	269,779	425,249
	5,904,969	5,715,947
SCHEDULE 17 Finance charges		
Interest on loans	5,367	10,065
Interest on packing credit loan	37,064	–
Other finance charges	65,652	8,959
	108,083	19,024
SCHEDULE 18 Provision for tax		
Current taxes		
Domestic taxes	249	202,364
Foreign taxes	1,070	1,752
	1,319	204,116
Deferred taxes		
Domestic taxes	(211,009)	4
Foreign taxes	28,770	(2,236)
	(182,239)	(2,232)
	(180,920)	201,884



Schedules to the Consolidated Balance Sheet and Profit and Loss Account

SCHEDULE 19 Notes to consolidated accounts

1. Significant accounting policies

a) *Basis of preparation of consolidated financials statements*

The consolidated financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India to the extent applicable. The consolidated financial statements are presented in Indian rupees rounded off to the nearest thousand.

b) *Use of estimates*

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of income and expenditure for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) *Principles of consolidation*

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "Dr. Reddy's Group"), in which Dr. Reddy's has more than one-half of the voting power of an enterprise or where Dr. Reddy's controls the composition of the Board of Directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued by the ICAI, the Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method. The joint venture arrangement has been more fully described in Note 5 below.



The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.

- The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financial policies of the investee. The Group's equity in profit / loss of the equity method associates, Aurantis Farmaceutica Ltda, Brazil (Aurantis), Pathnet India Private Limited (Pathnet), Dr. Reddy's Exports Limited (Reddy Exports), APR LLC and Compact Electric Limited is included in the consolidated profit and loss account. Inter company profits and losses have been proportionately eliminated until realised by the investor or investee.

- Pursuant to the adoption of AS 27 "Financial Reporting of Interest in Joint Ventures" the Group does not consolidate entities where, regardless of the share of capital contributions, the minority shareholders have significant participating rights jointly with the Group, that provide for effective involvement in significant financial and operating decisions in the ordinary course of business.

- The proportionate share of Group's interest in joint ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the group.

- The excess / deficit of cost to the parent company of its investments in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investments in such entities were made is recognised in the financial statements as goodwill / capital reserve. The parent company's portion of equity in such entities is determined

SCHEDULE 19 Notes to consolidated accounts (Continued)

on the basis of the book values of assets and liabilities as per the financial statements of such entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions, up to the date of investment. Goodwill / capital reserve arising on the acquisition of an associate by the parent company is included in the carrying amount of investment in the associate but is disclosed separately.

- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

d) *New accounting standards*

The Group has adopted the following new accounting standards issued by the Institute of Chartered Accountants of India, effective for the accounting periods commencing on or after April 1, 2004.

AS 11 (Revised 2003) "The Effects of Changes in Foreign Exchange rates", has made some revision to the principles laid down under the earlier AS 11 on accounting for the financial effects of changes in foreign exchange rates. The revised standard sets out principles and procedures in relation to initial recognition and subsequent measurement of exchange differences on foreign currency translation. The Standard also prescribes principles for classification and corresponding methodology for translation of financial statements of foreign operations. Further, the revised standard prescribes principles of accounting for forward contracts.

AS 24 "Discontinuing Operations", which establishes principles for reporting information about discontinuing operations thereby enhancing the ability of users of financial statements to make projections of an enterprise's cash flow, earnings generating capacity and financial position by segregating information about discontinuing operation from information about continuing operations.

AS 28 "Impairment of assets", which prescribes the procedures that an enterprise should apply to ensure that its assets are carried at no more than their recoverable amount. This statement requires the enterprise to recognise an impairment loss where the carrying value of the asset exceeds the recoverable amount. It also specifies when an enterprise should reverse an impairment loss and prescribes certain disclosures for impaired assets.

AS 29 "Provisions, Contingent Liabilities and Contingent Assets", which prescribes the principles to ensure appropriate recognition, measurement and disclosure criteria for provisions, contingent liabilities and contingent assets, to enable users to understand their nature, timing and amount.

e) ***Fixed assets and depreciation***

Fixed assets are carried at the cost of acquisition less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalized. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of their acquisition or construction.

Advances paid towards the acquisition of the fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress. Pre-operative expenses directly attributable to fixed assets pending capitalization are included under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method based on the useful lives of the assets as estimated by Management. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
– Factory and administrative buildings	20 to 30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2

Leasehold land is being amortized over the primary period of the lease.

f) ***Intangible assets and amortisation***

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Goodwill	5 to 10
Patents, trademarks and designs (including marketing know-how)	6 to 10
Technical know-how	10
Non-compete fees	1.5 to 10



g) ***Investments***

Long-term investments, other than investments in associates, are stated at cost. A provision for diminution is made to recognize a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Investments in associates, accounted under the equity method of accounting, are initially recorded at cost, identifying any goodwill / capital reserve at the time of acquisition. The carrying amount of such investments is adjusted thereafter for the post acquisition change in the Group's share of net assets of the investee unless there is an agreement to the contrary. The carrying amount of investment in an associate is reduced to recognize a decline, other than temporary, in the value of the investment, such reduction being determined and made for each investment individually.

h) ***Inventories***

Inventories are valued at the lower of cost and net realizable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Actual cost of purchase
Goods in transit	Actual cost of purchase

i) ***Research and development***

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development having alternative uses is capitalized as fixed assets and depreciated in accordance with the depreciation policy of the Group.

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

j) ***Retirement benefits***

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the balance sheet date, are charged to the profit and loss account. Leave encashment cost which is a defined benefit, is accrued based on an actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to recognized provident funds, approved superannuation scheme and employee pension and social security schemes in certain overseas subsidiaries, which are defined contribution schemes, are charged to the profit and loss account.

k) ***Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture***

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognized in the profit and loss account except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.



Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract. The exchange differences on such a forward exchange contract is the difference between (i) the foreign currency amount of the contract translated at the exchange rate on the reporting date, or the settlement date where the transaction is settled during the reporting period and (ii) the same foreign currency amount translated at the latter of the date of inception of the forward exchange contract or the last reporting date. Any profit or loss arising on cancellation or renewal of such a forward exchange contract is recognised as income or expense for the period.

The financial statements of the foreign integral subsidiaries, representative offices and a joint venture (collectively referred to as the 'foreign integral operations') are translated into Indian rupees as follows:

- Revenue items, except opening and closing inventories and depreciation are translated at the respective monthly average rates. Opening and closing inventories are translated at the rates prevalent at the commencement and close respectively of the accounting period. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.
- Monetary items are translated using the closing rate.
- Non-monetary items, other than inventories and fixed assets, are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.
- Fixed assets are translated using the exchange rate at the date of their acquisition. Where there has been an increase or decrease in the liability of the Group, as expressed in Indian rupees by applying the closing rate, for making payment towards the whole or a part of the cost of a fixed asset or for repayment of the whole or a part of the monies borrowed, in foreign currency specifically for the purpose of acquiring a fixed asset, the amount by which the liability is so increased or reduced during the year, is added to, or reduced from, the cost of the fixed asset concerned.
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or as expense for the year, except to the extent adjusted in the carrying amount of the related fixed assets as stated above.
- Contingent liabilities are translated at the closing rate.

The consolidated foreign subsidiaries Reddy US, DREU, DRUK, AI and joint venture KRRP [Refer note 3 of Schedule 19] have been identified as non integral operations in accordance with the requirements of AS –11 (Revised 2003) 'The effect of changes in foreign exchange rates' issued by ICAI which is effective for the accounting period

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

commencing on or after April 1, 2004. In accordance with AS –11 (Revised 2003), the financial statements of non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate.
- Revenue items are translated at the respective monthly average rates
- The resulting net exchange difference is credited or debited to a foreign currency translation reserve. However, an exchange difference arising out of intragroup monetary item, whether short term or long term is recognised in the profit and loss account.
- Contingent liabilities are translated at the closing rate.

l) ***Revenue recognition***

Revenue from sale of goods is recognized when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognized on dispatch of products to stockists by clearing and forwarding agents of the Group. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products from the factories of the Group. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognized as per the terms of contracts with customers when the related services are performed.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.



Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Group has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Group sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognised on these transactions upon delivery of products to the marketing partners and remittance of an additional amount by the marketing partners upon further sales made by them to the end customer.

The Group enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Group. Revenue from such arrangements is recognized in the period in which the Group completes all its performance obligations.

m) ***Income-tax expense***

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the group.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realized in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realization of such assets. Deferred tax assets are reviewed at each balance sheet date and written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realized.

SCHEDULE 19 Notes to consolidated accounts (Continued)

The break-up of the major components of the deferred tax assets and liabilities as at the balance sheet date have been arrived at after setting off deferred tax assets and liabilities where the Group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

n) *Earnings per share*

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

o) *Employee stock option schemes*

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortized over the vesting period.

p) *Impairment of assets*

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

q) *Provisions and contingent liabilities*

The Group creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

2. **Change in accounting policy**

   Pursuant to the adoption of AS 11 (Revised 2003) "The Effects of Changes in Foreign Exchange rates", the Group has classified its foreign operations into integral and non-integral based on the criteria laid down in the revised standard. Pursuant to such classification, on the first time application of AS 11 (Revised 2003), the net exchange difference arising from the translation of the opening balances pertaining to non-integral operations for the purpose of consolidation aggregating to Rs. 57,321 thousands has been disclosed as Foreign Currency Translation Reserve under Reserves and surplus as an opening translation adjustment.

3. **Description of the Group**

   Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") together with its subsidiaries (collectively referred to as "the Group" or "Dr. Reddy's Group") is a leading India-based pharmaceutical group headquartered in Hyderabad, India. The Group's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, critical care biotechnology, and drug discovery. The Group's principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom, Brazil and South Africa. The Company's shares trade on several stock exchanges in India and on the New York Stock Exchange in the United States from April 11, 2001.

   Dr. Reddy's subsidiaries, step-down subsidiaries, associates and joint ventures are listed below:

Entity	Country of incorporation	Percentage holding (%)
Subsidiaries		
OOO JV Reddy Biomed Limited ("RBL")	A Company organised under the laws of Russia	100
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A Company organised under the laws of New Jersey, USA	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brazil Ltda.	A Company organised under the laws of Brazil	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories (EU) Limited ("DREU")	A Company organised under the laws of the United Kingdom	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A company organised under the laws of the Republic of South Africa	60
Dr. Reddy's Bio-Sciences Limited	A Company organised under the laws of India	100
Trigenesis Therapeutics Inc.	A Company organised under laws of New Jersey, USA	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy US Therapeutics Inc ("Reddy US")	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, USA	100
AMPNH Inc.	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of New Jersey, USA	100



Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

Entity	Country of incorporation	Percentage holding (%)
Reddy Pharmaceuticals Inc.	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of Delaware, USA	100
Dr. Reddy's Laboratories (UK) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU) Limited, organised under the laws of the United Kingdom	100
Aurigene Discovery Technologies Inc ("AI").	A subsidiary of Aurigene Discovery Technologies Limited, organised under the laws of Massachusetts, USA	100
Partnership firm		
Globe Enterprises	A partnership firm with Dr. Reddy's Holdings Private Limited organised under the laws of India, wherein Dr. Reddy's and Dr. Reddy's Holdings Private Limited share the profits in the ratio of 95:5	95
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"-KRRP)	A Company organised under the laws of China	51.2
Associates		
Pathnet India Private Limited ("Pathnet")	A Company organised under the laws of India	49
Aurantis Farmaceutica Ltda ("Aurantis")	A Company organised under the laws of Brazil	50
Dr. Reddy's Exports Limited	A Company organised under the laws of India	22
APR LLC	A Limited Liability Company (LLC) organised under the laws of Delaware, USA	100% of Class B interest in the LLC





4. **Commitments and contingent liabilities**

As at March 31

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
(i) Commitments / contingent liabilities:		
(a) Guarantees issued by banks	106,432	113,561
(b) Guarantees issued by the Company on behalf of its subsidiaries and associates	942,661	1,076,376
(c) Contingent consideration payable in respect of subsidiaries acquired	84,662	98,066
(d) Letters of credit outstanding	183,914	395,178
(e) Commitment towards research funding to a third party	34,470	–
(f) Bonds executed in favour of customs and excise authorities by a subsidiary	445,078	413,564
(ii) Claims against the Group not acknowledged as debts in respect of:		
(a) Income tax matters, pending decisions on various appeals made by the Group and by the Department	272,382	221,335
(b) Excise matters, under dispute	478,928	246,428
(c) Sales tax matters, under dispute	5,560	4,800

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

(d) Other matters, under dispute	950	950
(e) Demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Prices Control) Order, 1995 which is provided for but yet is contested by the Company in respect of its product "Norfloxacin". During the year, the Hon'ble High Court of Andhra Pradesh dismissed the review petition filed by the Company against the original order passed by the same Court. Subsequently, the Company has filed a Special Leave Petition with the Supreme Court of India as an appeal against the High Court Order. In the event the Company is unsuccessful, there could be penalties and interest, the amount of which cannot be ascertained at this stage.		
(iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	193,398	420,433

(iv) The Group is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Group expects to be material in relation to its business.

5. Accounting for associates

Pursuant to the adoption of AS 23 – "Accounting for Investments in Associates in Consolidated Financial Statements", the Group has accounted for its investments in Pathnet India Private Limited, Aurantis Farmaceutica Ltda, APR LLC and Compact Electric Limited (part of the year) under the equity method, as the Group exercises significant influence over the financial and operating policy decisions of these entities.



Pathnet India Private Limited ("Pathnet")

The Group, in earlier years acquired a 49% interest in Pathnet for a consideration of Rs. 64,310 thousands.. Pathnet is engaged in the business of setting up of medical pathology laboratories. The carrying value of the investment in Pathnet aggregates to Rs. Nil as on March 31, 2005 (previous year: Rs. Nil), through recognition of the Group's share of post acquisition losses.

APR LLC ("APR")

On January 30, 2004, the Group invested Rs. 21,859 thousands in the Class B Interest of APR. APR is a development stage Company in the process of developing an active pharmaceutical ingredient. In accordance with a Development and Supply Agreement between the Group and APR, the Group has agreed to fund APR's development expenses, provided certain milestones are achieved. In addition to its equity investment of Rs. 21,859 thousands, the Group has advanced Rs. 78,500 thousands to APR through March 31, 2005.

The Group's equity in the loss of APR LLC for the year ended March 31, 2005 was Rs. 51,908 thousands (previous year Rs. 34,819 thousands). The carrying value of the investment including advance, in APR LLC as of March 31, 2005 was Rs. 13,632 thousands.

Compact Electric Limited ("Compact")

On February 6, 2004, the Group sold 51% of its equity stake in Compact, a wholly owned subsidiary. In accordance with the sale agreement the Group intended to divest the balance of its 49% equity holding in a phased manner over the next two years at an agreed price. Pursuant to such sale, the Group relinquished control and exercised significant influence over the operations of Compact through its remaining 49% equity stake. The Group, as of March 31, 2004, also received an interest free deposit of Rs. 53,000 thousands towards the preference shareholding pending receipt of necessary regulatory approvals.

During the year ended March 31, 2005, the Group, entered into an amended sale agreement and has sold the balance 49% stake at an agreed price of Rs. 82,000 thousands including its preference shares. Consequently, an additional loss on sale of investment of Rs. 8,122 thousands has been recorded in the current years financial statements. The Company also received the necessary regulatory approvals for conversion of its preference holdings to a loan consequent to which, the interest free deposit has since been adjusted, with Company's loan. Accordingly, the carrying value of the Company's investment in Compact as of March 31, 2005 is Rs. Nil (previous year Rs. 90,122 thousands).

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

Aurantis Farmaceutica Ltda ("Aurantis")

During the financial year ended March 31, 2002, the Company discontinued its association with Aurantis. The operations of this entity are being phased out and the Company does not expect to recover the carrying amount of its investment in Aurantis. Accordingly, during the financial year 2001-02, the Company had provided for the carrying value of the entire investment of Rs. 85,099 thousands to recognise this other than temporary diminution in value.

6. Accounting for interest in a joint venture (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan")

The Company has a 51.2% interest in Reddy Kunshan, a joint venture (JV) in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Group, have significant participating rights such that they jointly control the financial and operating policies of Reddy Kunshan in the ordinary course of business.

The Group has, in accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures" issued by the ICAI, accounted for its 51.2% interest in the JV by the proportionate consolidation method. Thus the Group's income statement, balance sheet and cash flow statement incorporate the Group's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.



The aggregate amount of the assets, liabilities, income and expenses related to the Group's share in the JV included in these financial statements as of and for the year ended March 31, 2005 are given below:

	As at March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Balance Sheet		
Secured loan	69,859	95,891
Unsecured loan	94,603	67,265
Fixed assets, net	91,892	94,444
Deferred tax assets, net	9,277	4,915
Current assets, loans and advances		
Inventories	35,403	15,474
Sundry debtors	40,921	40,344
Cash and bank balances	10,389	17,893
Loans and advances	8,608	4,513
Current liabilities	12,606	26,090
Net current assets	**82,715**	**52,134**
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	1,237	2,409

	For the year ended March 31	
	2005	2004
Income statement		
Income		
Sales	146,244	144,759
Other income	–	7,160

SCHEDULE 19 Notes to consolidated accounts (Continued)

(All amounts in Indian Rupees thousands, except share data)

	2005	2004
Expenditure		
Material costs	67,679	73,740
Personnel costs	46,432	42,721
Operating and other expenses	76,002	60,339
Research and development expenses	7,513	5,307
Finance charges	4,700	4,045
Depreciation	4,806	3,246
Loss before taxation	(60,888)	(37,479)
Provision for taxation		
– Current tax	–	–
– Deferred tax benefit / (expense)	4,449	568
Loss after taxation	(56,439)	(36,911)

7. Acquisitions

a) *Trigenesis Therapeutics Inc*

On April 27, 2004 the Group acquired the entire share capital of Trigenesis Therapeutics Inc. ("Trigenesis") for a total consideration of Rs. 496,715 thousands (US$ 11 million). Trigenesis is a US based research company specializing in dermatology field. As a result of the acquisition, the Group acquired certain technology platforms and marketing rights.

The total purchase consideration has been allocated as follows:

Patents, trademarks and licenses	228,037
Goodwill	268,678
Purchase consideration	496,715

b) *Dr. Reddys Bio-Sciences Ltd. (DRBSL)*

On July 9, 2003, the Group acquired 100% equity stake in DRBSL for a consideration of Rs. 277,463 thousands. A part of the consideration amounting to Rs. 26,075 thousands was withheld pending resolution of a boundary dispute on a portion of land. Hence, the purchase consideration of Rs. 251,388 thousands had been allocated as below:

Land	184,033
Goodwill	67,348
Cash and bank balances	13,536
Total assets	264,917
Less: Current liabilities and provisions	13,529
Purchase consideration	251,388

During the year, a part of the balance consideration amounting to Rs. 15,000 thousands was paid out of the amount withheld and has been accounted for as goodwill.



Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

c) *Dr. Reddy's Laboratories (EU) Limited (DREU)*

On April 11, 2002, Dr. Reddy's acquired the entire share capital of DREU and its consolidated subsidiary Dr. Reddy's Laboratories (UK) Limited ("DRUK") for a total consideration of Rs. 644,413 thousands (UK Pound Sterling 9.16 million). The purchase consideration consisted of:

(All amounts in Indian Rupees thousands, except share data)

Cash	438,216
Loan notes	128,108
Direct acquisition cost	7,739
	574,063
Contingent consideration	70,350
	644,413

At the date of acquisition, the Group has recorded the cost of acquisition as Rs. 574,063 thousands consisting of the cash paid, loan notes issued, and the direct acquisition cost. Contingent consideration amounting to Rs. 70,350 thousands is held in an escrow account and is subject to set-off for indemnity claims that may be made by the Group. Therefore, this amount was not included in the determination of cost of acquisition, but will be included as purchase consideration upon expiration of the escrow period in 2007. As per the agreement, an amount of Rs. 9,453 thousands was released to sellers from escrow during the previous year, which has been treated as goodwill.



d) *Reddy US Therapeutic Inc. (Reddy US)*

During the year ended March 31, 2004, the Group, through its wholly owned subsidiary i.e. RANV, acquired the balance (10.2%) of the common stock of Reddy US held by a minority shareholder, in exchange for 70,000 ADS of the Company (representing an exchange ratio of 7 ADS for every 100 shares of Reddy US common stock acquired). The acquisition has resulted in goodwill of Rs. 90,437 thousands.

Further, during the year ended March 31, 2004, Reddy US accelerated the vesting period of the options issued under the Reddy US Therapeauctics Inc. Equity Ownership Plan, 2000. As a result, all of the options were vested and exercised by employees. Contemporaneous with the acceleration, the Company granted a put option to the employees to swap the Reddy US shares arising out of this acceleration with ADS of the Company at an agreed ratio of 7 ADS to every 100 outstanding Reddy US shares. All the Reddy US option holders exercised this put option, which resulted in the Company issuing 20,405 ADS in exchange for all of the outstanding shares of Reddy US. The transaction resulted in goodwill of Rs. 23,117 thousands.

e) *Dr. Reddy's Laboratories Inc. (DRLI)*

In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs. 1,072 thousands. This acquisition has resulted in goodwill of Rs. 1,072 thousand. The terms of the purchase also provide for contingent consideration not exceeding US$ 14 million over the next ten years payable to the minority shareholder based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved. During the year ended March 31, 2005, as certain specified targets have been met, DRLI has paid / accrued Rs. 38,950 thousands (US$ 0.88 million) which has been recorded as goodwill, [previous year Rs. 53,837 thousands (US$ 1.18 million)].

SCHEDULE 19 Notes to consolidated accounts (Continued)

8. Deferred taxation

	As at March 31	
(All amounts in Indian Rupees thousands, except share data)		
	2005	2004
Deferred tax assets		
Losses carried forward	338,422	14,636
Sundry debtors	66,482	79,964
Investments	–	29,122
Provisions	114,807	94,059
Inventories	745	243
Other current assets	9,500	7,095
Current liabilities	2,952	2,393
Expenses deferred for tax purposes	–	32,216
	532,908	259,728
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(741,465)	(650,771)
Deferred tax liability, net	(208,557)	(391,043)



The net deferred tax liability of Rs. 208,577 thousands (previous year: Rs. 391,043 thousands) has been presented in the balance sheet as follows:

	2005	2004
Deferred tax assets	9,615	39,232
Deferred tax liabilities	(218,172)	(430,275)
	(208,577)	(391,043)

[Refer Note 1(m) to Schedule 19]

9. **Earnings per share (EPS)**

The computation of EPS is set out below:

	For the year ended March 31	
	2005	2004
Earnings		
Net profit for the year (Rs. thousands)	329,116	2,514,759
Shares		
Number of shares at the beginning of the year	76,518,949	76,515,948
Add: No. of equity shares issued on exercise of vested stock options	–	3,001
Total number of equity shares outstanding at the end of the year	76,518,949	76,518,949

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

	2005	2004
Weighted average number of equity shares outstanding during the year – Basic	76,518,949	76,516,448
Add: Weighted average number of equity shares arising out of outstanding stock options (net of stock options forfeited) that have dilutive effect on EPS	175,964	13,823
Weighted average number of equity shares outstanding during the year – Diluted	76,694,913	76,530,271
Earnings per share of face value Rs. 5-Basic (Rs.)	4.30	32.87
Earnings per share of face value Rs. 5-Diluted (Rs.)	4.29	32.86

10. **Related party disclosures**

a. The related parties where control exists, are the subsidiaries, step down subsidiaries and the partnership firm as described in Note 3. There are no other parties where control exists.

b. Other related parties with whom transactions have taken place during the year:

Associates

■ Pathnet India Private Limited, India	Enterprise over which the Group has significant influence, through 49% shareholding.
■ Aurantis Farmaceutica Ltda, Brazil	Enterprise over which the Group has significant influence, through 50% shareholding.
■ Dr. Reddy's Exports Limited, India	Enterprise over which the Group has significant influence, through 22% shareholding.
■ APR LLC, USA	Enterprise over which the Group has significant influence, through 100% of Class B interest.
■ Compact Electric Limited, India	Enterprise over which the Group had significant influence, through 49% shareholding [Refer note 19(5)].



Joint Venture

■ Kunshan Rotam Reddy Pharamaceutical Company Limited ("Reddy Kunshan" – KRRP)	Enterprise over which the Group has joint control, through 51.2% shareholding.

Enterprises where principal shareholders have significant influence ("Significant interest entities")

■ Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise on which the principal shareholders have significant influence
■ Dr. Reddy's Holdings Private Limited	Enterprise owned by principal shareholders

Others

■ Diana Hotels Limited	Enterprise owned by relative of a Director
■ Ms. K Samrajyam	Spouse of the Chairman
■ Ms. G Anuradha	Spouse of the Executive Vice-Chairman and Chief Executive Officer
■ Ms. Deepthi Reddy	Spouse of the Managing Director and Chief Operating Officer
■ Madras Diabetes Research Foundation	Enterprise promoted by a Director
■ Dr. Reddy's Heritage Foundation	Enterprise in which the Chairman is a Director
■ Dr. Reddy's Foundation	Enterprise where principal shareholders are trustees
■ Manava Seva Dharma Samvardhani Trust	Trust in which a Director is a Managing trustee

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

Key management personnel represented on the Board of the Company

■ Dr. K Anji Reddy	Chairman
■ Mr. G V Prasad	Executive Vice-Chairman and Chief Executive Officer
■ Mr. K Satish Reddy	Managing Director and Chief Operating Officer

Non-executive and independent Directors on the Board

- Dr. V Mohan
- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. P N Devarajan
- Prof. Krishna G Palepu
- Mr. Anupam Puri
- Dr. P Satyanarayana Rao (resigned on July 28, 2004)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:



		For the year ended March 31	
		(All amounts in Indian Rupees thousands, except share data)	
		2005	2004
i.	Sales to:		
	Significant interest entities	–	491
ii.	Purchases from:		
	Significant interest entities	49,879	45,829
	Joint venture entity	39,278	107,801
	Others	–	292
iii.	Lease rentals and other service charges paid to significant interest entities	25,319	24,728
iv.	Contributions made to others for social development and research	21,788	24,170
v.	Hotel expenses paid for:		
	Enterprise owned by relative of a Director	4,649	4,793
vi.	Rent paid to:		
	Key management personnel	9,208	9,085
	Spouses of key management personnel	7,936	7,806
vii.	Directors' sitting fees	392	335
viii.	Donation to an enterprise in which a Director is a Managing trustee	100	100
ix.	Investments in associate	–	21,859
x.	Investments in Joint venture	83,037	–
xi.	Loan / advance to an associate	49,209	29,291
xii.	Interest free deposit received from an associate	–	53,000
xiii.	Interest free deposit adjusted against loan to associate	53,000	–

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

	2005	2004
d. The Group has the following amounts due from / to related parties:		
i. Due from key management personnel (included in loans and advances)	3,680	3,680
ii. Deposit with significant interest entity (included in loans and advances)	3,000	3,000
iii. Due to related parties (included in current liabilities):		
Significant interest entities	15,572	12,854
Joint venture entity	5,401	12,410
Enterprise owned by relative of a Director	170	64
iv. Interest free deposit from an associate (included in current liabilities)	–	53,000

e. Details of remuneration paid to the whole-time and non-whole-time Directors are given in Note 12 to Schedule 19.

f. Equity contributions in associates and loans given to such associates have been disclosed under "Investments". Share application money paid to an associate by the Company for which shares are yet to be allotted has been disclosed under "Loans and advances".

g. The Group undertakes research and development through Research Foundation, an entity incorporated under Section 25 of the Companies Act, 1956. The Research Foundation currently conducts research and development activities primarily for the benefit of the Group. The Group funds the operations of the Research Foundation.



11. Segmental information

The primary and secondary reportable segments are business segments and geographic segments respectively.

Business segments:

For management purposes, the Group is organised on a worldwide basis into five strategic business units (SBUs), which are the reportable segments:

- Formulations;
- Active Pharmaceutical Ingredients and Intermediates (API);
- Generics;
- Critical Care and Biotechnology; and
- Drug Discovery.

The Group reports its primary segment information on the basis of SBUs. Formulations also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. Generics are generic finished dosages with therapeutic equivalence to formulations. The Group is involved in drug discovery. The Group commercialises drugs discovered with other products and also licenses these discoveries to other companies.

Geographic segments:

The Group's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses: All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities: According to the internal organisation and management structure of the Group and its system of internal financial reporting, the management does not review the total assets and liabilities for each reportable segment.

The assets and liabilities are not fully identifiable with / allocable to individual reportable segments. Consequently, the management believes that it is not practicable to provide segmental disclosures relating to assets and liabilities since allocation among the various reportable segments is not possible.

Inter-segment transfers: Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies: The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure in individual segments.

Unallocable and Head office expenses: General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Group as a whole, are shown as unallocable items.

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

Segment information for the year ended March 31, 2005

(Rs. thousands)

	Formulations	Active pharmaceutical ingredients and intermediates	Generics	Critical care and biotechnology	Drug discovery	Others	Eliminations	Unallocable items	Total
External sales (Gross)	7,914,432	6,942,366	3,515,904	527,230	–	312,665	–	–	19,212,597
Inter-segment sales	17,702	807,104	–	115,714	–	–	(940,520)	–	–
Less: Excise duty and other similar duties and taxes on sales	367,095	296,367	169,445	20,930	–	–	–	–	853,837
Total sales	7,565,039	7,453,103	3,346,459	622,014	–	312,665	(940,520)	–	18,358,760
Income from services	–	–	–	–	–	4,816		–	4,816
License Fees	–	–	57,441	–	–	–	–	–	57,441
Sale of spent chemicals	–	83,310	–	1,704	–	–	–	–	85,014
Miscellaneous income	33,975	24,927	8,830	2,005	650	364	–	42,627	113,378
Segment revenues	7,599,014	7,561,340	3,412,730	625,723	650	317,845	(940,520)	42,627	18,619,409
Interest	–	–	–	–	–	–	–	373,901	373,901
Dividend	–	–	–	–	–	–	–	98	98
Other unallocable income	–	–	–	–	–	–	–	84,536	84,536
Total revenues	–	–	–	–	–	–	–		19,077,944
Segment result	2,335,211	997,012	(712,468)	57,936	(992,613)	42,581	–	–	1,727,659
Unallocated expenses	–	–	–	–	–	–	–	1,481,044	1,481,044
Finance charges	–	–	–	–	–	–	–	108,083	108,083
Profit before taxation and minority interest									138,532
Provision for taxation									
– Current tax									1,319
– Deferred tax expense / (benefit)									(182,239)
Profit after taxation, but before minority interest									319,452
Minority interest									9,664
Profit for the year									329,116



Segment information for the year ended March 31, 2004

(Rs. thousands)

	Formulations	Active pharmaceutical ingredients and intermediates	Generics	Diagnostics, critical care and biotechnology	Drug discovery	Others	Eliminations	Unallocable items	Total
External sales (Gross)	7,614,194	7,645,136	4,337,144	411,064	–	196,714	–	–	20,204,252
Inter-segment sales	19,519	736,392	–	–	–	–	(755,911)	–	–
Less: Excise duty and other similar duties and taxes on sales	414,818	305,278	134,356	15,628	–	–	–	–	870,080
Total sales	7,218,895	8,076,250	4,202,788	395,436	–	196,714	(755,911)	–	19,334,172
Income from services	–	–	–	–	–	–	–	–	–
Exchange gain (net)	23,815	(12,863)	(19,198)	(107)	(1,242)	21,100	–	273,709	285,214
Sale of spent chemicals	–	82,956	–	1,068	–	–	–	–	84,024
Miscellaneous income	28,498	25,075	1,113	2,290	3,059	4,144	–	13,775	77,954
Segment revenues	7,271,208	8,171,418	4,184,703	398,687	1,817	221,958	(755,911)	287,484	19,781,364
Interest	–	–	–	–	–	–	–	421,968	421,968
Dividend	–	–	–	–	–	–	–	53	53
Other unallocable income	–	–	–	–	–	–	–	24,786	24,786
Total revenues	–	–	–	–	–	–	–	–	20,228,171
Segment result	2,328,468	1,727,131	315,798	28,288	(778,278)	(15,145)	–	–	3,606,262
Unallocated expenses								873,947	873,947
Finance charges								19,024	19,024
Profit before taxation and minority interest									2,713,291
Provision for taxation									
– Current tax									204,116
– Deferred tax expense / (benefit)									(2,232)
Profit after taxation, but before minority interest									2,511,407
Minority interest-Loss									3,352
Profit for the year									2,514,759

SCHEDULE 19 Notes to consolidated accounts (Continued)

Sales by markets:

The following table shows the distribution of the Group's sales by geographical markets, based on the location of the customer:

Sales revenues by geographic markets (Gross of excise and other similar duties)

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
India	6,688,532	7,152,420
North America	4,349,191	5,319,352
Russia and other CIS countries	2,401,512	2,290,166
Europe	2,868,233	2,794,713
Others	2,905,129	2,647,601
	19,212,597	20,204,252
Analysis of assets by geography		
India	21,378,867	18,685,867
North America	2,245,780	1,848,925
Russia and other CIS countries	750,243	720,254
Europe	1,455,869	1,470,115
Others	1,778,573	1,682,853
	27,609,332	24,408,014
Cost of tangible and intangible fixed assets acquired by geography		
India	2,088,449	1,863,892
North America	540,919	281,126
Russia and other CIS countries	5,929	–
Europe	18,761	42,814
Others	19,830	43,135
	2,673,888	2,230,967



12. Particulars of managerial remuneration

The remuneration paid to managerial personnel during the year:

	2005	2004
Remuneration and Commission to whole-time Directors		
Salaries and allowances	3,960	3,960
Commission	8,675	62,791
Other perquisites	534	534
	13,169	67,285
Commission to non-whole-time Directors	2,169	8,306
	15,338	75,591

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity and leave encashment is not included in the aforementioned disclosure.

Note: Computation of Net Profits under Section 309(5) of the Companies Act, 1956 ("the Act") and the computation of limit on commission payable to non-whole-time directors have not been disclosed as the limits prescribed under the Act do not apply at consolidated level.

13. Employee stock option scheme

Dr. Reddy's Employees Stock Option Plan-2002 (the 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all directors and employees of Dr. Reddy's and directors and employees of all its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the 2002 Plan has issued 850,023 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

Date of grant	Number of options granted	Exercise price (Rupees)	Market price (Rupees) (As per SEBI Guidelines)
May 27, 2004	411,600	885.00	807.40
July 21, 2004	2,000	765.00	762.95
July 28, 2004	80,000	5.00	744.90
October 26, 2004	22,900	747.00	742.80
January 24, 2005	280,873	5.00	719.90
January 24, 2005	30,000	809.00	719.90
February 4, 2005	10,650	5.00	711.10
February 18, 2005	12,000	5.00	741.10

Schedules to the Consolidated Balance Sheet and Profit and Loss Account (Continued)

SCHEDULE 19 Notes to consolidated accounts (Continued)

Market price in the table above is computed based on average of last two weeks high and low prices for options granted till July 22, 2004. Pursuant to the amendment in the SEBI (Employee Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines 1999, market price for all subsequent grants have been taken as the closing price as on the previous day of the date of the grant on the National Stock Exchange (NSE) where there was highest trading volume.

On January 24, 2005, the Company offered all employees who were holding fair market value options, an option to exchange their existing fair market value options and receive par value (Rs. 5) options. As part of this offer, stock options granted at fair market value were surrendered by certain employees against which new options at par value (Rs. 5) were issued to them. In addition, fresh options at par value were also issued to some other eligible employees.

The movement in the stock options during the year ended March 31, 2005 is set out below:

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Category A: Fair market value options		
Options outstanding at the beginning of the year	911,038	543,871
Granted during the year	466,500	423,300
Expired / forfeited during the year	(352,657)	(53,132)
Expired during the period due to surrender	(725,931)	–
Exercised	–	(3,001)
Options outstanding at the end of the year	298,950	911,038
Category B: Par value options		
Options outstanding at the beginning of the year	–	–
Granted during the year	383,523	–
Forfeited during the year	(3,974)	–
Forfeited / lapsed due to surrender of options	–	–
Exercised	–	–
Options outstanding at the end of the year	379,549	–



The Company has accounted for the cost of employee stock options based on the intrinsic method of accounting in accordance with SEBI guidelines. Accordingly, a compensation expense of Rs. 52,343 thousand (previous year Rs. 94 thousand) has been recognised in the profit and loss account (Refer Schedule 15).

Aurigene Discovery Technologies Ltd. ESOP Plan 2003:

Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene Discovery Technologies Limited Employee Stock Option Plan (the "Aurigene Employee Plan") to provide for issuance of stock options to employees of Aurigene and its subsidiary, who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene Employee Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee.

During the financial year ended March 31, 2004, 200,000 stock options at an exercise price of Rs. 10 each were awarded to the employees of the Company on August 1, 2003 with a vesting period of 3 years and the vesting date being July 31, 2006.

For the financial year ended March 31, 2005, 342,381 stock options at an exercise price of Rs.10 each were awarded to employees of the Company on April 1, 2004, with a vesting period of 3 years and the vesting date being March 31, 2007.

SCHEDULE 19 Notes to consolidated accounts (Continued)

The movement in the options during the year ended March 31, 2005 is set out below:

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Options outstanding at the beginning of the year	169,188	–
Granted during the year	342,381	200,000
Expired / forfeited during the year	(314,391)	(30,812)
Exercised	–	–
Options outstanding at the end of the year	197,178	169,188

Aurigene Discovery Technologies Limited, Management Group Stock Grant Plan:

In the fiscal year 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the "Aurigene Management Plan") to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee.



During the financial year ended March 31, 2004, a total of 783,333 stock options at an exercise price of Rs. 10 each were awarded to the employees of the Company on August 1, 2003 and the awardees have a period of 7 years i.e. upto July 31, 2010 to exercise the options.

During the financial year ended March 31, 2005, a total of 616,667 stock options at an exercise price of Rs. 10 each were awarded on April 1, 2004. The stocks vest on the date of the grant i.e., April 1, 2004 and the awardees have a period of 7 years i.e. up to March 31, 2011 to exercise the options. The exercise price is equal to the fair value of the grant as determined by the management.

The movement in the options during the year ended March 31, 2005 is set out below:

	2005	2004
Options outstanding at the beginning of the year	616,666	–
Granted during the year	616,667	783,333
Expired during the year	(1,133,333)	(166,667)
Exercised	–	–
Options outstanding at the end of the year	100,000	616,666

Reddy US Equity Ownership Plan 2000:

In the fiscal year 2001, Reddy US, a consolidated step-down subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan ("the Plan") to provide for issuance of stock options to its employees and certain related non-employees. When the plan was established, Reddy US reserved 500,000 shares for issuance. Under the Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options were to vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

SCHEDULE 19 | Notes to consolidated accounts (Continued)

In September 2003, Reddy US accelerated the vesting period of the options. As a result, all of the options were vested and exercised by employees. Contemporaneous with the acceleration, the Company granted a put option to the employees to swap the Reddy US shares arising out of this acceleration with ADS of the Company at an agreed ratio of 7 ADS to every 100 outstanding Reddy US shares. All the Reddy US option holders exercised this put option, which resulted in the Company issuing 20,405 ADS in exchange for all of the outstanding shares of Reddy US. The transaction resulted in a goodwill of Rs. 23,117 thousands.

Accordingly, there were no options outstanding under this plan during the year ended March 31, 2005.

	For the year ended March 31	
	(All amounts in Indian Rupees thousands, except share data)	
	2005	2004
Options outstanding at the beginning of the year	–	293,500
Granted during the year	–	–
Expired during the year	–	(2,000)
Exercised	–	291,500
Options outstanding at the end of the year	–	–

14. **Research and development arrangement**

The Company undertakes significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India.

During the year ended March 31, 2005, the Company entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund upto fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Company for the United States of America market. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Company would pay I-VEN royalty on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of US$ 22.5 million (Rs. 985,388 thousands) was received on March 28, 2005. I-VEN has an option to further invest US$ 33.5 million (Rs. 1,465,458 thousands) by March 31, 2006.

The amount received from I-VEN will be recognised in the income statement upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. 96,239 thousands has been recognised in the current year representing the proportionate costs relating to the completion of specified filings as a credit to research and development expenses.



15. **Operating lease:**

The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 183,517 thousands (previous year Rs. 105,744 thousands).

The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

	2005	2004
Lease Obligations		
Within one year of the balance sheet date	74,546	44,008
Due in a period between one year and five years	289,363	187,427
Due after five years	227,300	169,482
	591,209	400,917

16. **Comparative Figures**

Previous year's figures have been regrouped / reclassified wherever necessary to conform to current year's classification.

Consolidated Cash Flow statement

	For the year ended March 31	
(All amounts in Indian Rupees thousands, except share data)		
	2005	2004
Cash flows from operating activities		
Profit before taxation	138,532	2,713,291
Adjustments:		
Depreciation	1,255,982	1,024,880
Provision for wealth tax	1,274	860
Bad debts written-off	44,618	14,955
Loss on sale of investments	26,398	66,514
Income on redemption of mutual fund units	(83,273)	(24,786)
Unrealised foreign exchange (gain) / loss	26,464	33,525
Amortisation of deferred stock compensation expense	52,343	94
Equity in loss of associates	51,908	34,819
Interest income	(337,124)	(417,357)
Dividend income	(98)	(53)
Interest expense	108,083	19,024
(Profit) / loss on sale of fixed asset, net	(1,263)	29,559
Provision for doubtful debts	(36,040)	19,872
Provision for doubtful advances	8,581	11,505
Operating cash flows before working capital changes	1,256,385	3,526,702
(Increase) / decrease in sundry debtors	103,651	(343,549)
(Increase) / decrease in inventories	(504,983)	(282,347)
(Increase) / decrease in loans and advances	118,377	(318,870)
Increase / (decrease) in current liabilities and provisions	1,282,223	1,134,381
Cash generated from operations	2,255,653	3,716,317
Income taxes refunded / (paid)	43,460	(323,374)
Net cash provided by operating activities	**2,299,113**	**3,392,943**
Cash flows from investing activities		
Purchase of fixed assets	(17,41,330)	(2,111,129)
Proceeds from sale of fixed assets	50,193	35,904
Purchase of investments	(10,294,411)	(13,229,737)
Sale of investments	13,061,903	9,192,894
Interest received	358,796	455,323
Dividends received	98	53
Cash paid for acquisition, net of cash acquired	(496,715)	(237,852)
Acquisition of minority interest	–	(115,990)
Net cash used in investing activities	**938,535**	**(6,010,534)**
Cash flows from financing activities		
Proceeds from issuance of share capital (net of share issue expenses)	–	3,040
Proceeds from issuance of equity, in subsidiary	–	2,435
Proceeds from long-term borrowings	–	29,760
Repayment of long-term borrowings	(182,462)	(15,473)
Repayment of short-term borrowings	(324,038)	(25,367)
Proceeds from short-term borrowings	2,624,700	319,394
Interest paid	(108,083)	(22,830)
Dividends paid (including dividend tax)	(431,615)	(431,598)
Net cash provided by / (used in) financing activities	**1,578,502**	**(140,639)**



Consolidated Cash Flow statement (Continued)

	For the year ended March 31	
(All amounts in Indian Rupees thousands, except share data)		
	2005	2004
Net increase in cash and cash equivalents	4,816,149	(2,758,230)
Cash and cash equivalents at the beginning of the year	4,495,555	7,280,871
Effect of exchange gain / (loss) on cash and cash equivalents	43,250	(27,086)
Cash and cash equivalents at the end of the year (Note 1)	9,354,954	4,495,555

As per our report attached
for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Sanjay Aggarwal
Partner
Membership No.: 40780

Place: Hyderabad
Date: May 6, 2005

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary



	As at March 31	
	2005	2004
Notes:		
1. Cash and cash equivalents comprise:		
Cash in hand	10,916	10,717
Cash in transit	–	6,994
Balances with banks		
In current accounts	513,713	617,698
In EEFC current accounts	182,268	267,255
In deposit accounts	8,636,080	3,581,678
In unclaimed dividend accounts	11,307	10,541
In unclaimed fractional share pay order accounts	670	672
	9,354,954	4,495,555
Deposits with banks include:		
(i) Margin money for letters of credit and bank guarantees	2,051	47,269
(ii) Balance of unutilised money out of ADS issue	1,754,141	1,781,047

2. Previous year's figures have been regrouped / reclassified, wherever necessary to conform to the current year's classification.



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US GAAP Consolidated Financials



Management Discussion and Analysis

Note: Analysis of the financial performance for 2004-05 is based on the consolidated U.S. GAAP financials.



2004-05 has been a very challenging year for Dr. Reddy's Laboratories ("Dr. Reddy's" or "the Company"). Revenue declined by 3 per cent over the previous year, from Rs. 20,081 million in 2003-04 to Rs. 19,472 million in 2004-05. This was accompanied by a significant reduction in profit after tax, from Rs. 2,474 million in 2003-04 to Rs. 211 million in 2004-05.

These adverse developments have been due to a combination of factors, of which two stand out.

First, 2004-05 saw a fall in revenue from both our Generics and Active Pharmaceutical Ingredients (API) businesses. Because of severe pricing pressure on our key generics products, fluoxetine and tizanidine, North American revenue declined by 34 per cent, from Rs. 3,399 million in 2003-04 to Rs. 2,230 million in 2004-05. Relatively, European Generics sales did better. Even so, the overall Generics business revenue fell by 17.5 per cent, from Rs. 4,338 million in 2003-04 to Rs. 3,577 million in 2004-05. In addition, the API business' revenue fell by almost 9 per cent from Rs. 7,629 million in 2003-04 to Rs. 6,945 million in 2004-05 — largely due to a fall in sales of Rs. 539 million on account of ramipril in Europe, also on account of price competition from many players. Together, these three products contributed a revenue of Rs. 1,833 million in 2004-05, compared to Rs. 3,727 million in 2003-04.

Second, although Dr. Reddy's launched several products across its various businesses, none was significant enough to offset the decline in overall Generics and API revenues. Indeed, new product sales across the businesses contributed to only 7 per cent of the Company's total revenue. Moreover, on 15 April 2005, we suffered a reversal in our patent challenge for olanzapine (sold as Zyprexa® by Eli Lilly), when the U.S. District Court for the Southern District of Indiana ruled Lilly's patent to be valid. While this had no impact on the revenues for 2004-05, a favourable judgement would have given us a surge in revenue in 2005-06 because of the 180-days exclusivity.

Instead of adopting a myopic short term reaction of drastically cutting R&D expenditure, we decided to continue with our R&D investments to secure a sustainable and more profitable future for the Company. In fact, with an outlay of Rs. 2,803 million, we invested 41 per cent more in R&D than what we had done in 2003-04; and R&D investments accounted for 14 per cent of total revenue in 2004-05, versus 10 per cent in the previous year.

We believe that such R&D expenditure holds the key to future business growth. Close to half of our R&D outlay for 2004-05 was directed to innovation-led businesses of Drug Discovery and Specialty. Today, we have three new chemical entities (NCEs) in clinical development — two globally, and one in India. In the Specialty business, following the acquisition of Trigenesis Therapeutics Inc., in April 2004, we are working on the development of two assets in the dermatology segment, which are expected to enter clinical trials later this year.

While R&D will be discussed in detail later in this chapter, it is necessary to state that our R&D strategy is not merely one of ramping up investments year after year. In a nutshell, it involves three components.

- First, as far as Drug Discovery is concerned, we will focus only on developing those molecules that can be successfully taken up to at least Phase IIa of clinical trials.
- Second, we are trying to create a portfolio of our API and Generics pipeline which will not only minimise the lead time from product development to commercialisation but also create a mix consisting of products that are relatively easy to engineer — and hence, more contestable — as well

as those that involve greater complexity and concomitant IPR protection. The former should generate base incremental revenues, while the latter would have technological advantages that limit competition from others and, thus, generate greater value added over a longer period of time. We believe that these investments in API and Generics should start yielding results from 2006-07 in the key markets of the U.S. and Europe.

- Third, we will come up with innovative solutions to de-risk the business of pipeline building for Drug Discovery, Specialty, Generics and API. As far as Generics goes, Dr. Reddy's has already done so by entering into an R&D partnership with ICICI Venture for the development and commercialisation in the U.S. of the abbreviated new drug applications (ANDAs) filed in 2004-05 and 2005-06. We shall discuss this in greater detail later in the chapter. We are exploring similar de-risking possibilities for the Specialty and Drug Discovery pipelines.

To summarise, therefore, the adverse results of 2004-05 were driven by two factors: (i) fall in global revenue, driven largely by *fierce pricing pressures on three of the Company's key* products, fluoxetine, tizanidine and ramipril, and (ii) no successful mega-launches of new products that could have countered the decline in revenues. Added to this was the *Company's continued investments in* R&D, which is essential to secure the future. The consequence has been a decline in profits.

We, however, believe that while 2005-06 may continue to be a challenging year for Dr. Reddy's, the building blocks are now in place to achieve sustainable and profitable growth in the future.

These building blocks are:

- Diversifying both the Company's product mix and its geographies.
- Further intensifying efforts at operational excellence to be a global low cost producer of pharmaceutical products.
- Focusing on an R&D pipeline that is commercially driven, adequately populated with NCEs, Specialty pharma, Generics and APIs, and sufficiently de-risked through innovative business solutions.

We take operational excellence as a given. Thanks to our various plant-level operational initiatives that have been in place for several years, we aspire to be one of the most productive, lowest cost manufacturers of pharmaceuticals in the world. Just one initiative — Pragati, an overall cost efficiency project — has saved the Company over Rs. 448 million in the last three years. In what follows, we will discuss markets and R&D in greater detail, and then move on to the financials.

MARKETS

Global Trends

In 2004, for the first time in history, global pharmaceutical sales crossed the U.S.$500 billion mark. The global growth rate was 7 percent. Characterising this growth in 2004 was an *increased focus on pharmaceutical cost containment* by payers in major markets. The consequence has been a rise in the use of generics — which accounted for over 30 percent of the volume of consumption in the U.S., Canada, the U.K. and Germany. Moreover, 2004 saw *intense competition* in the generic space from low cost producers all over the world, especially in the U.S. markets. 2004 also saw double digits growth of biotech products, which accounted for 10 per cent of global sales. IMS expects that over the next five years, products derived from biotechnology will continue to grow at double digits and represent an increasing share of the overall market. Chart A gives the global geographical distribution of pharmaceutical sales in 2004.

Chart A: Geographical Spread of Global Pharma Sales, 2004 (U.S.$ billion)


19
(4%)
40
(8%)
9
(2%)
248
(47%)
58
(11%)
North America
Europe (EU)
Japan
Rest of Europe
Asia/Africa/Australia (excluding Japan)
Latin America

Source: IMS Health: MIDAS, MAT December 2004



North America, Europe and Japan accounted for 88 percent of audited worldwide pharmaceutical sales in 2004 — the same in proportional terms as in 2003. North American sales grew 8 percent; sales in the EU rose 6 percent, while that in the rest of Europe grew by 12 percent; Japan's sales growth was a modest 2 percent. The truly spectacular sales growth occurred in China, which grew at 28 per cent and touched U.S.$9.5 billion.

The ten largest therapy classes accounted for 33 percent of the world market in 2004, representing more than U.S.$173 billion worth of sales. Cholesterol and triglyceride reducers continued to hold the number one position, with sales growing by 12 per cent to U.S.$30 billion. Anti-ulcerants remained the second largest therapy class, with a market size of U.S.$25 billion. A major change in the 2004 related to the oncological segment, which grew dramatically to overtake anti-depressants and mood stabilisers as the third ranked therapeutic class. Sales for anti-cancer products grew by 17 per cent to U.S.$24 billion.



TRENDS IN INDIA

The Rs. 205 billion Indian pharmaceutical market witnessed a 6.4 per cent value growth for the year ending December 2004. Much of this growth was driven by the contribution of new products launched in the last 24 months. Prices continued to be under pressure, although its magnitude was marginally less compared to 2003. While Indian companies dominated the market with 77 per cent of the market share in value terms, the MNCs improved their performance. Implementation of the product patent regime from January 2005 has triggered fresh MNC activities, with global pharmaceutical majors establishing greater presence in India through new product introduction, establishment of manufacturing facilities and alliances as well as entry into new segments like clinical research and biotechnology.

The market is also witnessing a change in the way the Indian companies are operating. Companies are forming alliances with partners to leverage on their core strengths and consolidate operations. Consequently, the top ten companies have increased their market share in the last two years. Along with changes in the competitive structure, India is also witnessing changes in ailment patterns, with a gradual but perceptible shift towards lifestyle disorders. Chronic therapies now account for almost 24 per cent of the Indian market — and this segment has grown at 12 per cent over 2003.

Source: ORG IMS Annual Report January to December 2004

DR. REDDY'S MARKET PERFORMANCE

With a presence in over 78 countries, Dr. Reddy's is focused on expanding its global footprint with emphasis on key markets of the United States, Europe, Russia, China, and India. During 2004-05, the Company's international operations accounted for 66 per cent of revenue, versus 64 per cent in 2003-04. Table 1 lists the relative share of national and international revenues for the Company. Charts B and C show the distribution of revenue over the last five years across major geographies..

Table 1: Relative contribution of national and international revenue (Rs. million)

	2004-05		2003-04	
	Sales	% of total	Sales	% of total
India	6,693	34%	7,144	36%
International	12,779	66%	12,937	64%
Total	19,472	100%	20,081	100%

Chart B: Dr. Reddy's global sales (Rs. million)


20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
2000-01
2004-05
India
North America
Russia+CIS
Europe
Others

Chart C: Dr. Reddy's global sales (% share)


100
90
80
70
60
50
40
30
20
10
0
19.1%
9.0%
51.0%
17.4%
11.2%
34.4%
2000-01
2004-05
India
North America
Russia+CIS
Europe
Others

Earlier we had touched upon the first building block for future growth: diversification of geographies and products. Charts B and C bring this out clearly. The share of India to the Company's total revenue has reduced from 51 per cent in 2000-01 to 34.4 per cent in 2004-05. Thanks to the successful launch and 180-days exclusivity of fluoxetine, North America's share had shot up to 36 per cent of revenue in 2001-02. With the advent of increasingly intensive competition after the expiry of exclusivity, the share of North America to total revenue has reduced to 22.3 per cent. Lack of significant new product launches in both the Company's APIs and generics coupled with the increasing competition in key products of fluoxetine and tizanidine led to a decline in both revenue and market share. The combined revenue for these two products fell by Rs. 1,355 million to Rs. 1,135 million in 2004-05 from Rs. 2,489 million in 2003-04.

From the Company's point of view, significant geographical diversification has occurred by growing the markets in Russia (including CIS) and Europe. In 2000-01, revenue from Russia was Rs. 993 million, or 9 per cent of the total. By 2004-05, it had increased to Rs. 2,169 million, and accounted for 11 per cent of total revenue. Between 2003-04 and 2004-05, revenue from the Russian operations grew by 19 per cent. Russia has been one of the most successful international markets for Dr. Reddy's with a compounded annual growth rate of 14 per cent over last three years.

The Company's European forays also have been impressive. In 2000-01, European sales was Rs. 504 million or 4.6 per cent of revenue. By 2004-05, this had risen 5.7 times to Rs. 2,868 million, or 14.7 per cent of the Company's revenue. In this context, it is important to note the performance of the Generics business in Europe, which grew by 44 per cent from Rs. 930 million in 2003-04 to Rs. 1,340 million in 2004-05 — and accounted for 37.5 per cent of the Company's overall sales of generics. This generics growth was driven by omeprazole and amlodipine maleate. For both these products, Dr. Reddy's now has market leadership in the U.K.. Omeprazole is an example of how we have developed a product for leveraging across multiple global markets. In 2004-05, this one item alone achieved global revenue of about U.S.$ 45 million, with sales in excess of U.S.$10 million in the key markets of Russia, U.K. and India.

This growth in generics, however, was offset by the decline in revenue from ramipril API in Europe, due to fall in price realisations arising out of greater competition.

In India, revenue declined by 6 per cent mainly due to the 8 per cent fall in the Branded Formulations business. A positive element was the enhanced performance of new products launched during the year in Formulations, which contributed to 5.8 per cent of total revenue. However, this was more than offset by the slowing down of some of the mature brands as well as the negative impact of large scale de-stocking by the trade in March 2005 due to the implementation of the Value Added Tax (VAT) system.

Before moving on to a more detailed analysis of the business segments, it is useful to give a snapshot of Dr. Reddy's consolidated financial performance by the various businesses under U.S.GAAP. This is given in Table 2.



Table 2: Consolidated business-wise performance under U.S. GAAP (Rs. million)

	2004-05			2003-04		
	Revenue	Gross profits(1)	% to Revenue	Revenue	Gross profits(1)	% to Revenue
Formulations	7,823	5,330	68	7,507	4,921	66
API	6,945	1,931	28	7,629	2,526	33
Generics	3,577	1,957	55	4,338	3,013	69
Biotechnology & Critical Care	527	351	67	411	204	50
Others	600	517	86	196	71	36
TOTAL	19,472	10,086	52	20,081	10,735	53

(1) does not include selling, research and development costs, and exchange gains and losses.

ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES (API)

Revenue in this segment reduced by 9 per cent to Rs. 6,945 million in 2004-05 from Rs. 7,629 million in 2003-04. This was on account of the fall in revenue from Europe due to ramipril, without any significant new product launches in the U.S. or Europe to offset this decline. Following a successful launch last year, ramipril had generated revenue worth Rs. 1,237 million in 2003-04. Pricing pressures in 2004-05 led to a fall in ramipril sales to Rs. 698 million in 2004-05. Moreover, North America revenue from API decreased by 2.8 per cent to Rs. 1,849 million in 2004-05 — again largely due to the absence of any significant new product launches. Revenue in India also reduced by 6.8 per cent to Rs. 1,972 million in 2004-05 because of the decline in volumes of some of our key products. Chart D gives the geographical distribution of revenue from our API business in 2004-05; and Table 3 gives the revenue from key API products for 2003-04 and 2004-05.

Chart D: API revenue by geographies, 2004-05



1,849
(27.0%)
2,032
(29.0%)
1,091
(16.0%)
North America
India
Europe
ROW



Table 3: Revenue from key API products

Rs. million

Product	2004-05	2003-04
Ramipril	783	1,314
Ciprofloxacin Hydrochloride	619	960
Naproxen Sodium	470	437
Ibuprofen	460	395
Ranitidine Hydrochloride Form 1	452	457
Ranitidine HCl Form 2	282	254
Atorvastatin	252	211
Naproxen	230	234
Nizatidine	217	160
Terbinafine HCl	194	125
Losartan Potassium	181	214
Dextromethorphan HBr	166	183
Sertraline Hydrochloride	138	178
Sparfloxacin	118	197
Doxazosin Mesylate	112	118

Despite near term challenges, we remain confident of the longer term outlook of the API business. As in the case of U.S. generics, we believe that our API pipeline will provide significant growth opportunities from 2006-07, and this is based on key product patent expiries.

BRANDED FORMULATIONS

2004-05 was a year of highs as well as a few lows for Branded Formulations. International operations delivered 25 per cent sales growth compared to 2003-04, contributing 44 per cent of total revenues — the highest ever for this business. Revenue from international markets increased from Rs. 2,778 million in 2003-04 to Rs. 3,462 million in 2004-05. Russia was the key driver, and achieved 18 per cent revenue growth on a relatively high base. Marketing initiatives targeting the hospital segment, key markets of Moscow and St. Petersburg as well as special campaigns for key products helped in pushing this growth in Russia. We expect the momentum to continue in the next year. Besides Russia, key markets in the erstwhile CIS region, Eastern Europe, Latin America, South Africa and Middle East also performed well.

Chart E gives the geographical distribution of Branded Formulations sales during 2004-05.

Chart E: Branded Formulation revenue by geographies, 2004-05 (Rs. million)


149
(2.0%)
613
(8.0%)
593
(8.0%)
4,360
(55.0%)
India
Russia
Europe
CIS Countries
ROW

In India, new product launches contributed a record 5.8 per cent of total revenue. We expect the momentum of new product launches to continue on to 2005-06. The data released by ORG IMS March MAT 2005 shows that the Company has also improved its ranking in terms of total value of new product launches from being 24th in the industry in 2003-04 to being 4th in 2004-05. These benefits, however, were unfortunately more than offset by the slowing down in some of the older brands as well as the severe de-stocking by dealers which occurred in March 2005 due to the implementation of VAT in India. Consequently, revenue from India declined by 8 per cent to Rs. 4,360 million in 2004-05 from Rs. 4,729 million in 2003-04.

GENERICS

In 2004-05, Generics revenue decreased by 17.5 per cent from Rs. 4,337 million to Rs. 3,577 million in 2004-05. As mentioned earlier, the key reason for this was the decline in North American sales — which reduced by 34 per cent from Rs. 3,399 million in 2003-04 to Rs. 2,230 million in 2004-05, largely due to the fall in revenue of fluoxetine and tizanidine. The Company faced intense competitive pressures on both these products from existing as well as new players, resulting is reductions in both prices and volumes. In fact, revenue from just these two products in the U.S. fell from Rs. 2,489 million in 2003-04 to Rs. 1,135 million in 2004-05.

This decline was partially mitigated by revenues from new product launches of ciprofloxacin (launched in June 2004), fluconazole (July 2004) and citalopram (October 2004). Despite stiff competition, the Company was able to achieve market shares in the range of 15 to 17 per cent for ciprofloxacin and citalopram, which were launched under the Company's own label.

In an otherwise difficult scenario, the silver lining was Europe. Generics revenue from this geography increased by 44 percent to Rs. 1,340 million in 2004-05. For the second consecutive year, the Company's U.K. generics business delivered strong revenue growth which helped Dr. Reddy's to further consolidate its presence in this market. In the U.K., revenue growth was driven by increasing the volume of sales of omeprazole and amlodipine maleate — in both of which the Company was the market leader in 2004-05. Indeed, our major success story in global generics in 2004-05 has been omeprazole, which achieved world-wide revenue of about U.S.$ 45 million in 2004-05. As far as Europe goes, in addition to stepping up in-house product development efforts, we are also focusing on in-licensing and marketing partnerships and alliances to drive future growth opportunities in this market.

North America contributed 62 per cent of the Company's Generics business revenue. Europe accounted for another 37 per cent.

The success of ciprofloxacin and citalopram in the U.S. as well as omeprazole and amlodipine maleate in Europe validates the strength of the sales and marketing organisation that the Company has built in these key markets. We are presently driving several initiatives which are expected to deliver results from 2006-07. As mentioned before, these include building a balanced ANDA portfolio that will help deliver consistent year on year revenue growth, as well as actively pursuing partnerships and alliances that have near-term revenue potential. The recently announced deal for Canada with Pharmascience Group is a step in that direction.

CUSTOM PHARMACEUTICAL SERVICES

The Custom Pharmaceutical Services (CPS) business unit was set up in 2001 for leveraging our strength in process chemistry to cater to the niche segment of the Specialty Chemical Industry. Over the years, CPS business strategy has evolved to focus on the marketing of process development and manufacturing services to emerging and established pharmaceutical companies and to be the partner of choice for strategic sourcing needs of global pharma innovators. This business is now getting considerable visibility from pharmaceutical majors as well as emerging biotechnology companies. Because of this, revenue from this segment increased from Rs. 113 million in 2003-04 to Rs. 312 million in 2004-05. We expect that greater focus on customer engagement and acquisitions will further grow this business in the coming years.

CRITICAL CARE AND BIOTECHNOLOGY

The Company's critical care division caters to niche segments such as oncology, and has achieved leadership position in India through innovative product presentations, focused customer approach and customised patient service. It intends to leverage Dr. Reddy's product development expertise to expand the oncology portfolio in international markets. To do so, it has entered into an alliance with Pliva, an European pharmaceutical major, for the development and marketing of oncology products in Europe. It has invested in building an oncology facility specifically designed to manufacture cytotoxic APIs, and is in the process of setting up another to manufacture hormonal oncology APIs. The Company is also in the process of commissioning a facility to manufacture oral and injectable cytotoxic formulations.

The biotechnology division is currently focused on developing a bio-generics portfolio for the emerging as well as developed markets. Grastim, our brand of filgrastim, was the first biotech product. It was launched in India in 2001-02 and subsequently in select international markets. During 2004-05, the Company tied up with a U.S. biotechnology firm for the development of a bio-generics portfolio.

Biotech products accounted for 27 percent of the active research and development pipeline and 10 percent of global sales in 2004. The IMS expects that over the next five years, innovative products derived from biotechnology will continue to grow at double-digits, and account for an increasing share of the overall market. Despite uncertainty regarding the regulatory pathway, the large size of the biogenerics market has attracted many generic companies to invest significantly in the development of biogenerics. Going forward, biogenerics will be a focus area for Dr. Reddy's as well.

Revenue in this segment increased by 28 per cent from Rs. 411 million in 2003-04 to Rs. 527 million in 2004-05.

INNOVATION-LED BUSINESSES

While most of pharmaceuticals is innovation-led, for purposes of this Management Discussion and Analysis we define these to encompass our Specialty and Discovery Research businesses. During 2004-05, the Company invested Rs. 1,352 million, or 48 per cent of its total R&D investments, in Specialty and Drug Discovery. This includes a one-time non-cash charge of Rs. 277 million toward R&D in-process technology related to the acquisition of Trigenesis.

Specialty Business

During 2004-05, the Company acquired Trigenesis Therapeutics Inc., a U.S.-based privately owned dermatology company for Rs. 496.7 million (U.S.$ 11 million). Through this, the Company has acquired technology platforms and marketing rights for certain products and geographies. This acquisition provides us with an entry into the dermatology space. Currently, we are focusing on the development of two assets which are expected to move into clinical development later this year. We intend to combine our internal capabilities in product development with possible acquisitions of marketed products and business development strategies to create a franchise of differentiated products that will establish us as the key player in the U.S. prescription dermatology segment.

Discovery Research

In the Discovery Research segment, the Company increased its R&D investments by 19 per cent from Rs. 729 million in 2003-04 to Rs. 869 million in 2004-05, and accounted for 31 per cent of the Company R&D spend in the year. Of this, Dr. Reddy's invested Rs. 197 million primarily on the international clinical trials of two molecules, DRF 10945 and RUS 3108. In addition, with the discontinuation of further development of DRF 4158 and DRF 2593 by our partners and completion of all obligations under the respective agreements, we recognised that amount of upfront license fees which was deferred in the year of receipt in accordance with U.S. GAAP requirements. Consequently, during 2004-05, we recognised license fees of Rs. 288 million.

R&D

Dr. Reddy's views R&D as the key to sustainable long term growth of the Company, and therefore, has not compromised on research and development efforts despite 2004-05 being a difficult year financially. R&D investments increased by 41 per cent from Rs. 1,992 million in 2003-04 to Rs. 2,803 million in 2004-05; and R&D accounted for 14 per cent of total revenue, compared to 10 per cent in 2003-04. This increase was on account of international clinical trials in the Drug Discovery segment, increase in R&D activity in our API, Branded Formulations, Generics as well as Biotechnology businesses and the one-time non-cash charge of Rs. 277 million recorded towards in-process R&D acquisition of Trigenesis' assets. Chart F gives the proportional break-up under different heads.

Chart F: R&D expenses, 2004-05 (Rs. million)


1,352
(48%)
355
(13%)
Drug discovery & Specialty
Others
API & Finished Dosages



During the year, R&D investments in Drug Discovery increased by 31 per cent over 2003-04 on account of costs of conducting international clinical trials for DRF 10945 and RUS 3108. Also, outlays in the Specialty segment increased because of the one-time charge of acquiring Trigenesis' compounds, which amounted to Rs. 277 million.

In the sphere of Drug Discovery, the Company has six key NCE assets, with three in clinical development and 3 at the pre-clinical stages. The Company achieved a significant milestone with the commencement of the first-ever international clinical trial for its own discovered NCE asset in March 2004. This coincided with the completion of a decade of commitment toward research in drug discovery. Table 4 lists the details of Dr. Reddy's NCE pipeline.

Table 4: Dr. Reddy's development pipeline in discovery research, 2004-05

Compound	Therapeutic Area	Development Status
DRF 2593	Metabolic disorders	Phase II completed
DRF 10945	Metabolic disorders	Phase I clinical trials in Canada completed
DRF 11605	Metabolic disorders	Pre-clinical; GLP toxicity studies in progress
DRF 1042	Cancer	Phase II clinical trials in progress in India (Diastereomeric mixture) Phase I clinical trials in progress in India (single isomer)
RUS 3108	Cardiovascular	Phase I clinical trials in progress in Europe
DRF 13792	Bacterial infections	Pre-clinical; GLP toxicity studies in progress

As far as the U.S. Specialty business is concerned, our current R&D effort focuses on developing two key assets. In Biotechnology, the Company has tied up with a U.S. biotech firm for the development of bio-generics.

Regarding R&D for the Generics pipeline, efforts are directed towards the U.S. and European markets. As far as U.S. Generics are concerned, during the year the Company filed 13 ANDAs, including 6 Para IVs and 7 non-Para IVs addressing innovator sales of about U.S.$6 billion [IMS, MAT, December 2004]. As of March 31, 2005, the Company's U.S. generic pipeline comprised 45 ANDAs pending with the U.S.FDA, which included 29 Para IVs addressing innovator sales of U.S.$ 25 billion dollars [IMS, MAT December 2004].

For European Generics, during 2004-05 the Company submitted product licence applications for 6 generic drugs to the U.K. Medicines and Healthcare products Regulatory Agency (MHRA). In addition, the Company has also successfully completed Mutual Recognition Procedures for one generic drug in several countries in Europe.

In the API segment, the Company filed 9 drug master files (DMFs) with the U.S.FDA, 2 Canadian DMFs as well as 7 European DMFs. As of March 31, 2005, our API pipeline consisted of 65 U.S. DMFs and 39 European DMFs. The Company is also developing APIs in the oncology segment.

Regarding international branded formulations, during 2004-05, the Company filed 306 new product registrations in different countries across the world.

A major development in the R&D front that occurred in March 2005 was the U.S.$56 million partnership with ICICI Venture Funds Management Company for commercialisation of the Company's U.S. ANDAs. ICICI Venture will fund the development, registration and legal costs related to the commercialisation of most of the U.S. ANDAs filed (or to be filed) in 2004-05 and 2005-06 on a pre-determined basis. On the commercialisation of these generics products, Dr. Reddy's will pay ICICI Venture a royalty on net sales for a period of five years. ICICI Venture has already invested U.S.$22.5 million in the first phase, and has the right to invest another U.S.$33.5 million. Out of the first tranche of U.S.$22.5 million, Dr. Reddy's has recognised U.S.$2.2 million as reduction in the R&D expenses for 2004-05.

This partnership is the first of its kind in India, where the pharmaceutical Company de-risks the financials of its R&D operations, while the investor promotes risk capital funding for research and development. Going forward, we will attempt to structure similar mutually beneficial de-risking models for the Drug Discovery and Specialty businesses.

FINANCIALS (U.S. GAAP)

As a Company listed with the New York Stock Exchange, Dr. Reddy's is required to report its financial statements under U.S. GAAP. Table 5 gives the abridged consolidated statement of operations for 2004-05 according to U.S. GAAP.

Table 5: Abridged consolidated statement of operations for 2004-05, U.S. GAAP Rs. million

		2004-05	2003-04
1	Revenue	19,472	20,081
2	Cost of revenues	9,386	9,346
3	Gross Profit (1-2)	10,086	10,735
4	Selling, general and administrative expenses	6,810	6,563
5	Research and development expenses	2,803	1,992
6	Amortisation expenses	350	383
7	Foreign exchange (gain)/loss	489	(282)
8	Other operating income, net	(203)	(131)
9	Total operating expenses (4+5+6+7+8)	10,249	8,524
10	Operating income (3-9)	(164)	2,211
11	Equity in loss of affiliates	(58)	(44)
12	Other (expenses)/income, net	329	373
13	PBT before minority Interest (10-11-12)	107	2,540
14	Income tax benefit/(expense)	94	(69)
15	PAT (13-14)	201	2,471
16	PAT after minority Interest	211	2,474
17	Diluted earnings per share	2.76	32.32



Revenue

Revenue declined by 3 per cent compared to the previous year, largely on account of severe international pricing pressures on three of the Company's products, fluoxetine, tizanidine and ramipril. In 2003-04, these three products had contributed a revenue of Rs. 3,727 million, or 18.6 per cent of the total. In 2004-05, revenue from these three had fallen to Rs. 1,833 million, or 9.4 per cent of the total.

Gross Profit

Gross profit decreased by 6 per cent, from Rs. 10,735 million in 2003-04 to Rs. 10,086 million in 2004-05. Gross profit margin was 52 per cent in 2004-05, compared to 53.5 per cent in 2003-04. On the positive side, reduction in the gross margin was contained by the growth in the high margin businesses of International Branded Formulations, Custom Pharmaceutical Services, Oncology and Biotechnology, as well as the revenue recognition on account of DRF 2593 and DRF 4158. These improvements enabled the Company to largely mitigate the negative impact of revenue decline in the U.S. Generics and the API businesses.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased by 4 per cent to Rs. 6,810 million in 2004-05, compared to Rs. 6,563 million in 2003-04. As a share of total revenues, SG&A stood at 35 per cent for 2004-05, versus 33 per cent for 2003-04. The rise was, in part, due to an increase in employee costs — which increased by 22 per cent, from Rs. 1,697 million in 2003-04 to Rs. 2,062 million in 2004-05. This was due to annual increments, market-based corrections in overall emoluments as well as an increase in the number of employees in our international offices. The rise in employee costs was, to an extent, offset by the decrease in legal and professional expenses, which fell by 24 per cent, from Rs. 1,311 million in 2003-04 to Rs. 995 million in 2004-05.

R&D Expenses

As given earlier, R&D outlay increased by 41 per cent from Rs. 1,992 million in 2003-04 to Rs. 2,803 million in 2004-05. This was on account of international clinical trials in the Drug Discovery segment, increase in R&D activity in our API, Branded Formulations, Generics as well as Biotechnology businesses and the one-time charge of Rs. 277 million recorded towards in-process R&D acquisition of Trigenesis.

Foreign Exchange Gains / Losses

The foreign exchange loss for 2004-05 was Rs. 489 million,

compared to a gain of Rs. 282 million in 2003-04. This was primarily on account of the volatility in major international currencies during the year and related mark-to-market losses on our forward contracts.

HUMAN RESOURCES

Dr. Reddy's believes in the power of its people. As we progress in our journey towards building a global organisation of the future, we have employees from different nationalities across the globe. In order to align them to common objectives, the Company has taken up several initiatives, most of them aimed at the deployment of organisational values across the Company and its geographies through workshops, training programmes and other participative activities. For instance, the Company has created an interface called CONNECT as well as open houses to give the employees an opportunity to provide ideas and suggestions towards improving productivity and the organisational climate. For more details on the Human Resources, please refer to the section on human resources in the theme pages.

As on March 31, 2005, the Company and its subsidiaries had 6,135 employees working throughout the globe. During the year, we witnessed smooth and peaceful industrial relations with increased participation from all employees in various management initiatives.

INTERNAL CONTROLS AND RISK MANAGEMENT

Dr. Reddy's has designed a system of internal controls with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorised, and providing significant assurance at reasonable cost, of the integrity, objectivity and reliability of financial information. The management of Dr. Reddy's duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors, and the audit committee of the board. Details of internal controls are given in the chapter on Corporate Governance.

OPPORTUNITIES, THREATS, RISKS AND CONCERNS

Given its objective of becoming a discovery-led global pharmaceutical company, Dr. Reddy's long-term operations will depend, to a large extent, upon its ability to successfully patent and commercialise its own Discovery molecules and Specialty products. The process of development and commercialisation of new molecules is time consuming as well as costly. On an average, it takes between 9 to 12 years to develop a new molecule from the laboratory stage to a form ready for patented commercial launch. The Company's inability to obtain necessary regulatory approvals for its products or failure of a product at any stage may disturb its future revenue projections. Even in the Specialty business in the U.S., delays or denial of regulatory approvals may affect future revenue projections.

In view of the number of patent expiries coming up in the near future, sales of patent expiry drugs in the U.S. as well as Europe represents significant opportunity for all generic and API manufacturers. However, obtaining 180-days exclusivity is getting increasingly difficult in the U.S., and the generics market is becoming rapidly commoditised. The Company's Generics business could be affected if branded pharmaceutical companies are successful in limiting the use of generics through aggressive legal defence tactics as well as authorised generics deals, development of combination products and over-the-counter switching. In addition, there is increasing competition from companies from India and Eastern Europe, which may put pressure on price realisations. The Company continues to carry risks of competition, litigations, regulatory and legislative reforms in its global Generics business.

In India, the Government of India through the Drugs (Prices Control) Order, 1995 (DPCO) imposes price controls for specified pharmaceutical products under certain circumstances. Adverse changes in the DPCO list or in the span of price control can affect pricing, and hence, Indian revenues. Also, with the introduction of product patent protection in India with effect from January 1, 2005, it is expected that the new product launch opportunity for Indian manufacturers of API and finished dosages will narrow over the next few years.

OUTLOOK

2005-06 will be another challenging year for the Company as it continues to implement its long-term strategy of being a discovery-led global pharmaceutical entity. While revenue growth is expected to be modest in 2005-06, the Company will continue to pursue its various long-term growth opportunities without compromising the short-term expectations of various stakeholders. The Company will focus on measures to control costs, drive productivity and process excellence across the organisation. As the Company attempts to further populate its R&D pipelines, it is simultaneously working on initiatives to mitigate R&D risks and defray such costs through risk capital alliances — such as the one executed in partnership with ICICI Venture. We believe that the pipelines that we have created over the last three to four years will start unfolding after the next fiscal.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with accounting principles generally accepted in India and in the U.S., and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report.

This presentation includes some forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dr. Reddy's Laboratories Limited

We have audited the accompanying consolidated balance sheets of Dr. Reddy's Laboratories Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operation, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy's Laboratories Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.



KPMG
Hyderabad, India
May 6, 2005

Consolidated Balance Sheets

As at March 31

(All amounts in Indian Rupees thousand, except share data)

	2004	2005	Convenience translation into US$ (unaudited) 2005
ASSETS			
Current assets:			
Cash and cash equivalents	Rs. 4,376,235	Rs. 9,287,864	US$ 212,927
Investment securities	2,536,223	310,887	7,127
Restricted cash	107,170	57,866	1,327
Accounts receivable, net of allowances	3,730,139	3,587,289	82,240
Inventories	3,031,651	3,499,606	80,229
Deferred income taxes and deferred charges	152,220	236,931	5,432
Due from related parties	22,437	10,812	248
Other current assets	1,712,864	1,361,578	31,215
Total current assets	15,668,939	18,352,833	420,744
Property, plant and equipment, net	6,331,135	7,058,308	161,814
Due from related parties	21,019	11,067	254
Investment securities	1,563,875	995,431	22,821
Investment in affiliates	279,182	180,894	4,147
Goodwill and intangible assets	2,665,620	2,588,381	59,339
Other assets	89,533	101,446	2,326
Total assets	**Rs. 26,619,303**	**Rs. 29,288,360**	**US$ 671,443**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Borrowings from banks	320,582	2,796,330	64,107
Current portion of long-term debt	152,658	5,920	136
Trade accounts payable	2,174,295	1,415,648	32,454
Due to related parties	201,170	139,503	3,198
Accrued expenses	1,244,082	2,375,087	54,450
Other current liabilities	472,888	849,434	19,473
Total current liabilities	4,565,675	7,581,922	173,818
Long-term debt, excluding current portion	31,065	25,145	576
Deferred revenue	288,382	58,255	1,336
Deferred income taxes	571,558	551,789	12,650
Other liabilities	123,265	118,090	2,707
Total liabilities	**Rs. 5,579,945**	**Rs. 8,335,201**	**US$ 191,087**
Stockholders' equity:			
Equity shares at Rs. 5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,518,949 shares as of March 31, 2004 and 2005 respectively	Rs. 382,595	Rs. 382,595	US$ 8,771
Additional paid-in capital	10,089,152	10,089,152	231,296
Equity-options outstanding	256,748	400,749	9,187
Retained earnings	10,229,672	10,009,305	229,466
Equity shares held by a controlled trust: 41,400 shares	(4,882)	(4,882)	(112)
Accumulated other comprehensive income	86,073	76,240	1,748
Total stockholders' equity	**21,039,358**	**20,953,159**	**480,357**
Total liabilities and stockholders' equity	**Rs. 26,619,303**	**Rs. 29,288,360**	**US$ 671,443**

See accompanying notes to the consolidated financial statements.



Consolidated Statements of Operation

As at March 31

(All amounts in Indian Rupees thousand, except share data)

	2003	2004	2005	Convenience translation into US$ (unaudited) 2005
Revenues:				
Product sales, net of allowances for sales returns (includes excise duties of Rs. 817,135, and Rs. 870,079 Rs. 815,007 for the years ended March 31, 2003, 2004 and 2005 respectively)	Rs. 18,069,812	Rs. 20,081,249	Rs. 19,126,188	US$ 438,473
License fees	–	–	345,737	7,926
	18,069,812	20,081,249	19,471,925	446,399
Cost of revenues	7,847,573	9,346,117	9,385,820	215,172
Gross profit	10,222,239	10,735,132	10,086,105	231,227
Operating expenses, net:				
Selling, general and administrative expenses	5,103,213	6,562,856	6,810,434	156,131
Research and development expenses, net	1,411,838	1,991,629	2,803,311	64,267
Amortization expenses	419,439	382,857	349,991	8,024
Foreign exchange (gain) / loss	70,108	(282,419)	488,819	11,206
Other operating income, net	(340,970)	(131,085)	(202,804)	(4,649)
Total operating expenses, net	6,663,628	8,523,838	10,249,751	234,978
Operating income / (loss)	3,558,611	2,211,294	(163,646)	(3,752)
Equity in loss of affiliates	(92,094)	(44,362)	(58,101)	(1,332)
Other (expense) / income, net	342,154	373,106	328,776	7,537
Income before income taxes and minority interest	3,808,671	2,540,038	107,029	2,454
Income taxes (expense)/benefit	(398,062)	(69,249)	94,277	2,161
Minority interest	(6,734)	3,364	9,942	228
Net income	**Rs. 3,403,875**	**Rs. 2,474,153**	**Rs. 211,248**	**US$ 4,843**
Earnings per equity share				
Basic	44.49	32.34	2.76	0.06
Diluted	44.49	32.32	2.76	0.06
Weighted average number of equity shares used in computing earnings per equity share				
Basic	76,515,948	76,513,764	76,518,949	76,518,949
Diluted	76,515,948	76,549,598	76,559,801	76,559,801

See accompanying notes to the consolidated financial statements.



Consolidated Statements of Stockholders' Equity and Comprehensive Income

(All amounts in Indian Rupees thousand, except share data)

	Equity Shares					Equity Shares held by a Controlled Trust				
	No. of shares	Amount	Additional Paid in Capital	Comprehensive Income	Accumulated Other Comprehensive Income	No. of shares	Amount	Equity-Options Outstanding	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of March 31, 2002	76,515,948	Rs. 382,580	Rs. 10,085,004		8,227	41,400	(4,882)	7,211	4,979,292	15,457,432
Dividends	–	–	–	–	–	–	–	–	(191,290)	(191,290)
Net loss for the quarter ended March 31, 2003 for the change in the fiscal year end of a consolidated subsidiary	–	–	–	–	–	–	–	–	(4,760)	(4,760)
Comprehensive income	–	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 3,403,875	–	–	–	–	3,403,875	3,403,875
Translation adjustment	–	–	–	38,073	38,073	–	–	–	–	38,073
Unrealized gain on investments, net of tax	–	–	–	28	28	–	–	–	–	28
Comprehensive income	–	–	–	Rs. 3,441,976	–	–	–	–	–	–
Application of SFAS 123	–	–	–	–	–	–	–	128,483	–	128,483
Balance as of March 31, 2003	76,515,948	Rs. 382,580	Rs. 10,085,004	–	Rs. 46,328	41,400	Rs. (4,882)	Rs. 135,694	Rs. 8,187,117	Rs. 18,831,841
Issuance of equity shares on exercise of options	3,001	15	4,148	–	–	–	–	(1,123)	–	3,040
Dividends	–	–	–	–	–	–	–	–	(431,598)	(431,598)
Comprehensive income	–	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 2,474,153	–	–	–	–	2,474,153	2,474,153
Translation adjustment	–	–	–	24,725	24,725	–	–	–	–	24,725
Unrealized gain on investments, net of tax	–	–	–	15,020	15,020	–	–	–	–	15,020
Comprehensive income	–	–	–	Rs. 2,513,898	–	–	–	–	–	–
Application of SFAS 123	–	–	–	–	–	–	–	122,177	–	122,177
Balance as of March 31, 2004	76,518,949	Rs. 382,595	Rs. 10,089,152	–	Rs. 86,073	41,400	Rs. (4,882)	Rs. 256,748	Rs. 10,229,672	Rs. 21,039,358
Dividend paid	–	–	–	–	–	–	–	–	(431,615)	(431,615)
Comprehensive income	–	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 211,248	–	–	–	–	211,248	211,248
Translation adjustment	–	–	–	13,512	13,512	–	–	–	–	13,512
Unrealized loss on investments, net of tax	–	–	–	(23,345)	(23,345)	–	–	–	–	(23,345)
Comprehensive income	–	–	–	Rs. 201,415	–	–	–	–	–	–
Application of SFAS 123	–	–	–	–	–	–	–	144,001	–	144,001
Balance as of March 31,2005	76,518,949	Rs. 382,595	Rs. 10,089,152		Rs. 76,240	41,400	Rs. (4,882)	Rs. 400,749	Rs.10,009,305	Rs. 20,953,159
Convenience translation into US$ (unaudited)		US$ 8,771	US$ 231,296		US$ 1,748		US$ (112)	US$ 9,187	US$ 229,466	US$ 480,357



Consolidated Statements of Cash Flows

As at March 31

(All amounts in Indian Rupees thousand, except share data)

	2003	2004	2005	Convenience translation into US$ (unaudited) 2005
Cash flows from operating activities:				
Net income	Rs. 3,403,875	Rs. 2,474,153	Rs. 211,248	US$ 4,843
Adjustments to reconcile net income to net cash from operating activities:				
Deferred tax expense / (benefit)	547	(134,867)	(95,580)	(2,191)
(Gain) / loss on sale of available for sale securities, net	(6,284)	(24,786)	(64,997)	(1,490)
Depreciation and amortization	1,017,813	1,128,453	1,309,290	30,016
In-process research and development expensed	–	–	277,343	6,358
Loss / (profit) on sale of property, plant and equipment	248	29,319	(1,810)	(41)
Provision for doubtful accounts receivable	93,883	19,871	79,442	1,821
Allowance for sales returns	193,229	169,511	105,245	2,413
Inventory write-downs	34,239	31,898	52,692	1,208
Write-down of investment	1,679	–	–	–
Equity in loss of affiliates.	92,094	44,362	58,101	1,332
Unrealised exchange (gain) / loss	79,947	(109,602)	105,227	2,412
Employees stock based compensation	128,483	122,177	144,001	3,301
Loss on sale of subsidiary interest	–	58,473	8,122	186
Minority interest	6,734	(3,364)	(9,942)	(228)
Changes in operating assets and liabilities:				
Accounts receivable	159,697	(379,413)	77,368	1,774
Inventories	(440,856)	(335,092)	(514,187)	(11,788)
Other assets	(665,278)	(276,467)	142,486	3,267
Due to / from related parties, net	5,997	148,576	(40,249)	(923)
Trade accounts payable	584,958	690,182	(763,523)	(17,504)
Accrued expenses	66,357	510,768	1,094,768	25,098
Deferred revenue	–	–	(247,604)	(5,676)
Taxes payable	(113,903)	(115,375)	42,513	975
Other liabilities	(276,727)	(49,547)	321,657	7,374
Net cash provided by operating activities	**4,366,732**	**3,999,230**	**2,291,611**	**52,536**
Cash flows from investing activities:				
Restricted cash	(1,524)	(67,221)	49,304	1,130
Expenditure on property, plant and equipment	(1,515,721)	(2,415,638)	(1,749,172)	(40,100)
Proceeds from sale of property, plant and equipment	4,311	33,558	44,673	1,024
Investment in affiliate	–	(63,238)	(49,935)	(1,145)
Purchase of investment securities	(2,933,474)	(13,178,735)	(10,226,471)	(234,445)
Proceeds from sale of investment securities	2,939,603	9,167,150	13,079,463	299,850
Expenditure on intangible assets	(30,404)	(105)	(8,299)	(190)
Acquisition of minority interest	(3,208)	–	–	–
Proceeds from sale of subsidiary, net	–	81,464	29,000	665
Cash paid for acquisition, net of cash acquired	(414,279)	(63,290)	(535,665)	(12,280)
Net cash provided by / (used in) in investing activities	**(1,954,696)**	**(6,506,055)**	**632,898**	**14,509**



As at March 31

	(All amounts in Indian Rupees thousand, except share data)			Convenience translation into US$ (unaudited)
	2003	2004	2005	2005
Cash flows from financing activities:				
Proceeds from issuance of equity, net of expenses	–	3,040	–	–
Proceeds from issuance of equity, in subsidiary	–	2,435	–	–
Purchase of treasury stock	–	(115,990)	–	–
Proceeds from borrowing from banks, net	43,700	177,071	2,520,409	57,781
Proceeds from issuance from long-term debt	1,009	–	–	–
Repayment of long-term debt	(6,440)	(11,072)	(157,476)	(3,610)
Dividends	(191,290)	(431,598)	(431,615)	(9,895)
Net cash provided by / (used in) financing activities	**(153,021)**	**(376,114)**	**1,931,318**	**44,276**
Effect of exchange rate changes on cash and cash equivalents	(94,991)	(14,224)	55,797	1,279
Net increase / (decrease) in cash and cash equivalents during the year	2,164,024	(2,897,163)	4,911,624	112,600
Cash and cash equivalents at the beginning of the year	5,109,374	7,273,398	4,376,240	100,326
Cash and cash equivalents at the end of the year	**Rs. 7,273,398**	**Rs. 4,376,235**	**Rs. 9,287,864**	**US$ 212,927**
Supplemental disclosures:				
Cash paid for:				
Interest (net of interest capitalized)	Rs. 34,465	Rs. 11,234	Rs. 98,337	US$ 2,254
Income taxes	682,285	425,144	–	–
Supplemental schedule of non-cash investing activities:				
Property, plant and equipment purchased on credit during the year	167,920	36,710	22,827	523
Treasury stock issued on acquisition of minority interest including compensation cost	–	115,990	–	–

See accompanying notes to the consolidated financial statements



Notes to the Consolidated Financial Statements

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

1. Overview

Dr. Reddy's Laboratories Limited ("Dr. Reddy's") together with its subsidiaries (collectively, the "Company") is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, critical care and biotechnology, and drug discovery. The Company's principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom and Brazil. The Company's shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. The list of subsidiaries is as follows:

- DRL Investments Limited
- Reddy Pharmaceuticals Hong Kong Limited (RPHL)
- Reddy Antilles N.V. (RANV)
- Reddy US Therapeutics Inc. (Reddy US)
- Dr. Reddy's Laboratories Inc. (DRLI)
- Dr. Reddy's Farmaceutica Do Brazil Ltda. (DRFBL)
- Aurigene Discovery Technologies Limited (ADTL)
- Dr. Reddy's Laboratories (EU) Limited (DRL EU)
- Dr. Reddy's Laboratories (Proprietary) Limited (DRSA)
- AMPNH Inc., USA
- Reddy Pharmaceuticals, Inc. USA (RPI)
- OOO Dr. Reddy's Laboratories Limited, Russia
- OOO JV Reddy Biomed Limited (Reddy Biomed or RBL)
- Reddy Netherlands B.V. (RNBV)
- Reddy Cheminor SA (RCSA)
- Aurigene Discovery Technologies Inc. (ADTI)
- Dr. Reddy's Laboratories (U.K.) Limited (DRL U.K.)
- Cheminor Investment Limited
- Dr. Reddy's Bio-sciences Limited
- Trigenesis Therapeutics Inc (Trigenesis)



2. Significant accounting policies

a) *Basis of preparation*

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

b) *Functional currency*

The functional currency of the Company is the Indian rupee, including its consolidated foreign subsidiaries, except Reddy US, DRL EU, DRL U.K. and ADTI, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US and ADTI, is the U.S. dollar and of DRL EU and DRL U.K., is the Pound sterling, being the currency of the primary economic environment in which they operate.

All other foreign subsidiaries, (i.e., those except Reddy US, DRL EU, DRL U.K. and ADTI) operate as marketing arms of the parent company in the respective countries / regions. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and collective evaluation of these economic factors, management has determined that the Indian rupee is the functional currency of these entities.

In respect of the subsidiaries for which the foreign currency is their respective functional currency, the assets and liabilities of such subsidiaries are translated into Indian rupee at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupee at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

c) *Convenience translation*

The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars at the noon buying rate in New York City on March 31, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1 = Rs. 43.62. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

d) *Principles of consolidation*

The consolidated financial statements include the financial statements of Dr. Reddy's, all of its subsidiaries, which are more than 50% owned and controlled, entities where the Company has variable interest and Dr. Reddy's Research Foundation (Research Foundation), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All material inter-company balances and transactions are eliminated on consolidation.

The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company's equity in the income / loss of equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (Aurantis), Reddy Kunshan, Compact Electric Limited and Pathnet India Private Limited (Pathnet), is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.



Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition. Effective January 2004, the Company adopted FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (VIE), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

For any VIEs that must be consolidated under FIN 46R that were created after January 1, 2004, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and noncontrolling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.

Based on the evaluation on FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 14 for additional information required by FIN 46R.

e) *Cash equivalents*

The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

f) *Revenue recognition*

Product sales

Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, generally, the stockists or formulations manufacturers and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to customers, which is based on terms of contract.

Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.

Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by the Company when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No. 104 (SAB 104) are met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by the Company when the realization is certain under the guidance given in SAB 104.

The Company has entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, the Company defers the upfront payments received towards these arrangements. Such deferred amounts are recognised in the income statement in the period in which the Company completes its remaining performance obligations.Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on the historical trends. The Company has the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the theraupeutic categories where established products exist and are sold in the market. Further, the Company evaluates the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.

License fees

Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event, the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.

g) *Shipping and handling costs*

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

h) *Inventories*

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and production overheads.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

i) *Investment securities*

Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis or at the swap rates and forward rate agreements on the date of the valuation, obtained from market sources. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

j) *Derivative financial instruments*

Derivatives and hedge accounting

The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and deposits. Although the Company believes that these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.



k) *Property, plant and equipment*

Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term as appropriate. The estimated useful lives of assets are as follows:

Buildings	
– Factory and administrative buildings	30 to 40 years
– Ancillary structures	3 to 10 years
Plant and machinery	3 to 15 years
Furniture, fixtures and office equipment	4 to 8 years
Vehicles	4 to 5 years
Computer equipment	3 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

l) *Intangible assets*

Intangible assets consist of goodwill representing the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired, and other acquired intangibles, which include core-technology rights, trademarks, customer related intangibles, marketing rights, marketing know-how and non-compete arrangements. The acquisition of product brands is recorded as purchase of intangible assets. The assets are recorded on the date of acquisition at cost. Trademarks, core- technologies, marketing rights, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower. Other intangible assets are amortized on the straight-line method over the period during which the benefits are expected to accrue from these assets. Such periods are as follows:

Goodwill	Tested for impairment at least annually
Trademarks	5 to 10 years
Core technology rights and licenses	10 to 15 years
Marketing rights	11 to 16 years
Non-compete arrangements	1.5 to 10 years
Marketing know-how	6 months
Customer-related intangibles	5 years

m) *Impairment or disposal of long-lived assets and long-lived assets to be disposed of impairment or disposal of long-lived assets.*

Long-lived assets and finite file intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated the asset is written down to its fair value. Long-lived assets, to be disposed are reported at the lower of the carrying value or fair value less cost to sell.

n) *Start-up costs*

Costs of start-up activities including organization costs are expensed as incurred.

o) *Research and development*

Research and development cost is expensed as incurred. In-process technologies used in research and development projects and having no alternate future uses are expensed on purchases. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

p) *Foreign currency transactions*

Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income. For entities that operate in a highly inflationary economy, the functional currency is determined as the Indian Rupee.

q) *Stock-based compensation*

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Year ended March 31,		
	2003	2004	2005
Dividend yield	0.4%	0.5%	0.5%
Expected life	42 – 78 months	42 – 78 months	12 – 78 months
Risk free interest rates	5.8 – 6.8%	5.2 – 6.8%	4.5 – 6.7%
Volatility	49.8 – 50.7%	45.7 – 50.7%	39.4 – 44.6%

At March 31, 2005, the Company had three stock-based employee compensation plans, which are described more fully in Note 21. Prior to April 1, 2003, the Company accounted for its plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During the first quarter of fiscal 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. The Company has selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995. Consequently, for the years ended March 31, 2003, 2004 and 2005, an amount of Rs. 128,483, Rs. 122,177 and Rs. 144,001 respectively, has been recorded as total employee stock based compensation expense.

During the fiscal 2004, Aurigene Discovery Technologies Limited adopted two stock based employee compensation plans, which are described more fully in Note 21. The Company has accounted for these plans under SFAS 123, using the Black Scholes option pricing model to determine the fair value of each option grant.



r) *Income taxes*

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is not considered more likely than not.

s) *Earnings per share*

In accordance with SFAS No.128, Earnings per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

t) *Reclassifications*

Certain reclassifications have been made to conform prior period data to the current presentation.

u) *Recent accounting pronouncements*

In November 2004, the FASB issued SFAS No. 151, Amendment of ARB No. 43, Chapter 4 on Inventory Costs. SFAS 151 amends and clarifies financial accounting and reporting for Inventory Costs. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact of adoption of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based payment. SFAS 123 (revised 2004) is an amendment of FASB statement No. 123, Accounting for Stock-Based Compensation. This statement also supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123 (revised 2004) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS 123R from April 1, 2006. Adoption of SFAS No. 123 R will not have any material impact on the consolidated financial statements, as the Company has already adopted fair value accounting under SFAS 123.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

3. Business combinations

Dr. Reddy's Laboratories Inc.

In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs. 1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs. 1,072. The terms of the purchase also provide for contingent consideration not exceeding US$ 14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the years ended March 31, 2004 and 2005, as certain specified targets have been met, DRLI has paid/accrued Rs. 53,837 (US$ 1,180) and Rs. 38,950 (US$ 880) which has been recorded as goodwill.

Dr. Reddy's Laboratories (EU) Limited

On April 11, 2002, the Company acquired the entire share capital of DRL EU (formerly BMS Laboratories Limited) and its consolidated subsidiary, DRL U.K. (formerly Meridian Healthcare Limited), for a total consideration of Rs. 644,413 (U.K. pounds sterling 9,160). The purchase consideration consists of:

Cash	Rs. 438,216
Loan notes	128,108
Direct acquisition costs	7,739
	574,063
Contingent consideration	70,350
	Rs. 644,413

At the date of acquisition, the Company recorded the cost of the acquisition as Rs. 574,063, consisting of the cash paid, loan notes issued, and the direct acquisition costs. The agreement includes the payment of a contingent consideration amounting upto Rs. 70,350, which is held in an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that may arise, pertaining to the periods prior to the acquisition. Therefore, this amount has not been included in the determination of the cost of acquisition initially, and the amount which has not been adjusted to the contingency will be included as purchase consideration upon expiration of the escrow period in 2007. As per the agreement, an amount of Rs. 9,453 (U.K. pounds sterling 123) was released to the sellers from escrow during fiscal 2004, which has been treated as goodwill.

DRL EU and DRL U.K. are U.K. based pharmaceutical companies engaged in the manufacture and marketing of generic pharmaceuticals. As a result of the acquisition, DRL has gained entry into the U.K. generics market. The Company has accounted for the acquisition under the purchase method. Accordingly, the financial results for the period subsequent to April 11, 2002 have been included in the consolidated financial statements of the Company. The purchase cost of Rs. 574,063 has been allocated as follows:

Current assets	
Cash	Rs. 98,271
Other current assets	269,477
Property, plant and equipment	109,811
Intangibles	
Goodwill	10,217
Trademarks	153,189
Customer-related intangibles	106,946
Non-compete arrangements	26,736
Other intangibles	6,859
Other assets	2,327
Total assets	783,833
Liabilities assumed	(141,116)
Deferred tax liability	(68,654)
Purchase cost	**Rs. 574,063**

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Customer related intangibles represent the fair value of the existing customers lists of the acquired companies. The estimated useful life of all the intangibles is 5 years other than operating leases which are amortized over 4 years.

Reddy US Therapeutics, Inc. ("Reddy US")

During the year ended March 31, 2004, the Company, through its wholly owned subsidiary, acquired the balance (10.2%) of the common stock of Reddy US held by a minority shareholder in exchange for issuing 70,000 American Depositary Shares ("ADS") of the Company to such minority shareholder (representing an exchange ratio of 7 ADS for every 100 shares of Reddy US common stock acquired). This acquisition has been accounted for by the purchase method. The acquisition has resulted in goodwill of Rs. 90,437.

4. **Acquisition of Trigenesis Therapeutics Inc.**

On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics Inc. ("Trigenesis") for a total consideration of Rs. 496,715 (US$ 11,000).

Trigenesis is a US based research company specializing in dermatology field. As a result of the acquisition, Dr. Reddy's has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3, and accordingly the transaction did not meet the definition of a business combination.

The total purchase consideration has been allocated to the acquired assets as of March 31, 2005 based on the valuation carried out by an independent valuer.

Core-technology rights and licenses	Rs. 132,753
Marketing rights	Rs. 86,619
In-process technology	Rs. 277,343



The Company has expensed off the amount allocated towards in-process technology being research and development projects having no future alternate uses as research and development expenses. The Core-technology rights and licenses and marketing rights have been capitalised as intangible assets to be amortised over the period over which the intangible assets are expected to contribute directly or indirectly to the future cash flows.

5. **Goodwill and intangible assets**

On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

Subsequent to the adoption of SFAS No.142, the Company does not amortize goodwill but tests goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate of Rs. 181,943) and net other intangible assets on the date of adoption was Rs. 1,473,605 and Rs. 1,276,397 respectively.

Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

The following table presents the changes in goodwill during the year ended March 31, 2004 and March 31, 2005:

	Year ended March 31,	
	2004	2005
Balance at the beginning of the period	Rs. 1,550,419	Rs. 1,704,492
Acquired during the period	154,073	38,950
Balance at the end of the period	Rs. 1,704,492	Rs. 1,743,442

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

The following table presents acquired and amortized intangible assets as at March 31, 2004 and 2005:

	As of March 31, 2004		As of March 31, 2005	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks	Rs. 2,565,733	Rs. 1,519,357	Rs. 2,570,242	Rs. 1,833,303
Core-technology rights	–	–	132,753	–
Non-compete arrangements	110,624	92,082	111,289	98,602
Marketing know-how	80,000	80,000	80,000	80,000
Marketing rights	–	–	94,852	3,659
Customer related intangibles	122,497	48,328	125,156	73,908
Others	7,857	3,874	8,027	5,965
	Rs. 2,886,711	**Rs. 1,743,641**	**Rs. 3,122,319**	**Rs. 2,095,437**

The aggregate amortization expense for the years ended March 31, 2003, 2004 and 2005 was Rs. 419,439, Rs. 382,857 and Rs. 349,991 respectively.

Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,	
2006	Rs. 311,381
2007	283,659
2008	197,024
2009	69,430
2010	18,907
Thereafter	146,481
Total	Rs. 1,026,882



The intangible assets (net of amortization) as of March 31, 2005 have been allocated to the following segments:

	Formulations	Active Pharmaceutical Ingredients and Intermediates	Generics	Drug Discovery	Total
Goodwill	Rs. 349,774	Rs. 997,025	Rs. 306,206	Rs. 90,437	Rs. 1,743,442
Trademarks	647,369	–	89,570	–	736,939
Core-technology rights	–	–	132,753	–	132,753
Non-compete arrangements	–	–	12,687	–	12,687
Customer related intangibles	–	–	51,248	–	51,248
Marketing rights	–	–	91,193	–	91,193
Others	–	–	2,062	–	2,062
	Rs. 997,143	**Rs. 997,025**	**Rs. 685,719**	**Rs. 90,437**	**Rs. 2,770,324**

The intangible assets (net of amortization) as of March 31, 2004 have been allocated to the following segments:

	Formulations	Active Pharmaceutical Ingredients and Intermediates	Generics	Drug Discovery	Total
Goodwill	Rs. 349,774	Rs. 997,025	Rs. 267,256	Rs. 90,437	Rs. 1,704,492
Trademarks	915,295	–	131,081	–	1,046,376
Non-compete arrangements	–	–	18,542	–	18,542
Customer related intangibles	–	–	74,169	–	74,169
Others	–	–	3,983	–	3,983
	Rs. 1,265,069	**Rs. 997,025**	**Rs. 495,031**	**Rs. 90,437**	**Rs. 2,847,562**

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

6. **Cash, cash equivalents and restricted cash**

Cash and cash equivalents comprise cash and cash on deposits placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiration of the terms of guarantee and letters of credit.

7. **Accounts receivable**

The accounts receivable as of March 31, 2004 and 2005 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralised.

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,		
	2003	2004	2005
Balance at the beginning of the year	Rs. 151,215	Rs. 141,949	Rs. 139,569
Additional provision	93,883	19,871	79,442
Bad debts charged to provision	(103,149)	(22,251)	(47,857)
Balance at the end of the year	Rs. 141,949	Rs. 139,569	Rs. 171,154

8. **Inventories**

Inventories consist of the following:

	As of March 31,	
	2004	2005
Raw materials	Rs. 907,855	Rs. 1,008,729
Stores and spares	262,461	316,915
Work-in-process	987,318	1,068,115
Finished goods	874,017	1,105,847
	Rs. 3,031,651	Rs. 3,499,606



During the years ended March 31, 2003, 2004 and 2005 the Company recorded an inventory write-down of Rs. 34,239, Rs. 31,898 and Rs. 52,692 resectively, resulting from a fall in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.

9. **Other assets**

Other assets consist of the following:

	As of March 31,	
	2004	2005
Prepaid expenses	Rs. 229,336	Rs. 124,971
Advances to suppliers	229,941	135,352
Balances with statutory authorities	209,944	193,806
Deposits	87,827	99,896
Others	1,045,349	908,998
	1,802,397	1,463,024
Less: Current assets	1,712,864	1,361,578
	Rs. 89,533	Rs. 101,446

Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilised excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

Deposits mainly comprise telephone, premises and other deposits. Others mainly represents receivables of duties and income tax deducted at source on interest received by the Company.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

10. Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31,	
	2004	2005
Land	Rs. 443,829	Rs. 519,902
Buildings	1,737,594	2,064,956
Plant and machinery	5,504,888	6,947,490
Furniture, fixtures and equipment	648,935	734,721
Vehicles	175,166	238,556
Computer equipment	352,615	429,266
Capital work-in-progress	1,008,076	567,974
	9,871,103	11,502,865
Accumulated depreciation and amortization	(3,539,968)	(4,444,557)
	Rs. 6,331,135	Rs. 7,058,308

Depreciation expense for the years ended March 31, 2003, 2004 and 2005 was Rs. 598,374, Rs. 745,596 and Rs. 959,299 respectively.



11. Investment securities

Investment securities consist of the following:

	As of March 31, 2004				As of March 31, 2005			
	Carrying value	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Carrying value	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities	Rs. 4,692	Rs. 8,292	Rs. (49)	Rs. 12,935	Rs. 3,096	Rs. 4,787	–	Rs. 7,883
Debt securities	1,537,312	10,900	–	1,548,212	1,009,785	–	(24,965)	984,820
	1,542,004	19,192	(49)	1,561,147	1,012,881	4,787	(24,965)	992,703
Non-marketable equity securities	2,728	–	–	2,728	2,728	–	–	2,728
	Rs. 1,544,732	Rs. 19,192	Rs. (49)	Rs. 1,563,875	Rs. 1,015,609	Rs. 4,787	Rs. (24,965)	Rs. 995,431
Current								
Mutual Funds	2,536,223	–	–	2,536,223	300,000	10,887	–	310,887
	Rs. 2,536,223	–	–	Rs. 2,536,223	Rs. 300,000	Rs. 10,887	–	Rs. 310,887

Debt securities as of March 31, 2004 mature between one through five years. Dividends from equity securities available for sale, during the years ended March 31, 2003, 2004 and 2005 were Rs. 175, Rs. 53 and Rs. 98 respectively, and are included in other income.

Gain on sale of mutual funds during the years ended March 31, 2003, 2004 and 2005 was Rs. 6,284, Rs. 24,786 and Rs. 83,273 respectively. Proceeds from sale of available for sale securities were Rs. 2,939,603, Rs. 9,167,150 and Rs. 12,049,698 during the years ended March 31, 2003, 2004 and 2005 respectively.

12. Operating leases

The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 80,627, Rs. 101,845 and Rs. 198,692 for the years ended March 31, 2003, 2004 and 2005 respectively.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

	Year ended March 31,
2006	74,546
2007	74,926
2008	74,897
2009	69,652
2010	69,888
Thereafter	227,300
	591,209

13. Investment in affiliates

Compact Electric Limited: During the year ended March 31, 2004, the Company sold a 51% equity stake in its wholly owned subsidiary. In accordance with the sale agreement the Company intended to divest the balance of its 49% equity holding in a phased manner over the next two years at an agreed price. Pursuant to such sale, the Company relinquished control and exercised significant influence over the operations of Compact Electric Limited through its remaining 49% equity stake. The Company as of March 31, 2004 also received an interest free deposit of Rs. 53,000 towards the preference share holding pending receipt of necessary regulatory approvals.

During the year ended March 31, 2005, the Company, entered into an amended sale agreement and has sold the balance of 49% equity stake in its wholly owned subsidiary at an agreed price of Rs. 82,000, including its preference shares. During the year, the Company also received the necessary regulatory approvals for conversion of its preference holdings to a loan consequent to which, the interest free deposit has since been adjusted, with Company's loan. Accordingly, the carrying value of the Company's investment in Compact Electric Limited as of March 31, 2004 and 2005 is Rs. 90,122 and Rs. Nil respectively.



Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended March 31, 2002, the Company acquired an additional 4.9% interest in Reddy Kunshan for a cash consideration of Rs. 47,532. Consequently, the Company's interest in Reddy Kunshan increased to 51%.

Three of the directors of the Company are on the board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital etc. As the Company does not have the control over the board and as the other partners have significant participating rights, acting on its own, the Company will not be in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its interest by the equity method.

During the year ended March 31, 2005 the Company further invested Rs. 49,935 alongwith one of its other joint venture partner in Reddy Kunshan. Consequently, the Company's interest in Reddy Kunshan increased to 51.2%.

The Company's equity in the loss of Reddy Kunshan for the years ended March 31, 2003, 2004 and 2005 was Rs. 66,177, Rs. 44,362 and Rs. 58,101 respectively. The carrying value of the investment in Reddy Kunshan as of March 31, 2004 and 2005 was Rs. 189,060 and Rs. 180,894 respectively.

Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs. 4,000. During the year ended March 31, 2002 the Company further invested Rs. 60,310. The Company has accounted its 49% interest in Pathnet by the equity method. The Company's equity in the loss of Pathnet for the years ended March 31, 2003, 2004 and 2005 was Rs. 25,917, Rs. Nil and Rs. Nil respectively. The carrying value of the investment in Pathnet as of March 31, 2004 and 2005 was Rs. Nil and Rs. Nil respectively.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

14. Variable interest entities

On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient (API). Equity capital of APR LLC consists of Class A equity interests, which are held by two individuals and Class B equity interests held by Dr. Reddy's. The initial contribution for the Class A interests was US$ 400 (Rs. 17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR LLC in the normal course of business. Dr. Reddy's contributed US$ 500 (Rs. 21,859) in cash for its Class B interests, which was used to acquire intellectual property rights. Class B interests carry certain protective rights only.

Further, Dr. Reddy's has entered into a development and supply agreement under which Dr. Reddy's and APR will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, Dr. Reddy's is committed to fund the entire research and development of API. This amount is repayable upon successful commercialization of the product. Under this agreement, the Company has paid US$ 670 (Rs. 29,291) as of March 31, 2004. During the year ended March 31, 2005 the Company has further paid US$ 1,146 (Rs. 49,209) to fund the ongoing research and development.

The Company has evaluated this transaction and believes that APR meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR under the requirements of FIN 46R. Accordingly, on January 30, 2004, the Company recorded the assets, liabilities and the non-controlling interest at a fair value of US$ 900 (Rs. 39,346).



15. Financial instruments and concentration of risk

Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash equivalents, accounts receivable, investment securities and marketable securities. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.

Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. ("PAR"), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. Under this arrangement the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amount upon further sales made by it to the end customer. As of March 31, 2004 and 2005, receivables from PAR under this arrangement aggregated to Rs. 415,857 and Rs. 210,463 representing 11.1% and 5.9% of the total receivables and revenues during the years ended March 31, 2003, 2004 and 2005 aggregated to Rs. 3,506,874, Rs. 3,224,647 and Rs. 1,638,939, representing 19.4%, 16.1% and 8.4% of the total revenues of the Company.

Derivative financial instruments. The Company enters into certain forward foreign exchange contracts and certain derivative arrangements where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.

The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

	As of March 31,	
	2004	2005
Forward exchange contracts (US$-INR) (sell)	US$ 78,000	US$ 30,000
Forward exchange contracts (US$-INR) (buy)	–	US$ 40,000
Forward exchange contracts (GBP/US$)	–	GBP 2,000
Option contracts (US$/INR)	US$ 15,000	–
Cross currency option contracts (GBP/US$)	GBP 6,000	–
Interest rate swap options	Rs. 2,500,000	–

The foreign forward exchange contracts mature between one to two months.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

16. Research and development arrangement

The Company undertakes significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India. The Company under an existing arrangement also undertakes research and development activities through the Research Foundation, a special purpose entity, organized as a trust to avail certain tax benefits under the Indian Income Tax Rules. At present, the Research Foundation does not undertake research and development activity for any other entity. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements. The Company has the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation.

During the year ended March 31, 2005, the Company entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund upto fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Company for the United States of America market. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Company would pay I-VEN royalty on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of Rs. 985,388 was received on March 28, 2005. I-VEN has an option to further invest US$ 33.5 million (Rs. 1,465,458) by March 31, 2006.

The amount received from I-VEN will be recognised in the income statement as at credit to research and development expenses upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. 96,239 has been recognised in the current year representing the proportionate costs relating to the completion of specified filings.



17. Borrowings from banks

The Company has a line of credit of Rs. 3,234,000 and Rs. 5,319,000 as of March 31, 2004 and 2005, from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 10.5% and 10.25% for rupee borrowings and LIBOR+65bps for foreign currency borrowing during the years ended March 31, 2004 and 2005 respectively. Out of above facilities the Company as of the year-end has drawn down amounts as foreign currency packing credit loan, cash credit and as temporary overdraft facilities, which are repayable on demand. These borrowings, except for the foreign currency packing credit loan is secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.. The Company has an option to drawdown the balance line of the credit based on its requirements.

18. Long-term debt

Long-term debt consists of the following:

	As of March 31,	
	2004	2005
Rupee term loans	Rs. 36,985	Rs. 31,065
Loan notes	146,738	–
	183,723	31,065
Less: Current portion	(152,658)	(5,920)
Non-current portion	Rs. 31,065	Rs. 25,145

Rupee term loan represents loan from Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant.

An interest rate profile of long-term debt is given below:

	Year ended March 31,		
	2003	2004	2005
Foreign currency loans	4%	4%	4.8%
Rupee term loans	2.0% to 12.0%	2%	2.0%

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

A maturity profile of the long-term debt outstanding is as follows:

Maturing in the year ending March 31:	
2006	5,920
2007	5,920
2008	5,920
2009	5,920
2010	1,465
Thereafter	–
	Rs. 25,145

The fair value of outstanding payments on the term loan were Rs. 26,660 and Rs. 23,573 for year ending March 31, 2004 and 2005.

19. Shareholders equity

Equity shares and dividend

The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India.

In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends of Rs. 191,290, Rs. 431,598 and Rs. 431,615 during the years ended March 31, 2003, 2004 and 2005 respectively. The dividend per share was Rs. 2.50, Rs. 5.00 and Rs. 5.00. during the years ended March 31, 2003, 2004 and 2005 respectively.

Public Offering in the United States of America

On April 11, 2001, the Company made a public offering of its American Depositary Shares (ADSs) to international investors.The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of US$ 10.04 per ADS amounting to Rs. 5,782,725, net of expenses. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares. As a part of this offering, 8,602,152 equity shares of Rs. 5 each allotted and outstanding against Global Depository Receipts issued and outstanding have also been converted to American Depository Shares.

20. Deferred revenue

The Company had, pursuant to an agreement entered into with Novartis Pharma AG (Novartis), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the year ended March 31, 2002, the Company received Rs. 235,550 (US$ 5,000) as an up-front license fees. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with its accounting policy proportionately upon the receipt of stated milestones. The agreement with Novartis for the further

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

development of the compound expired on May 30, 2004 and Novartis has determined to discontinue the further development and, accordingly, the Company recognized the entire amount of deferred revenue of Rs. 235,550 (US$ 5,000) as license fees during the year ended March 31, 2005.

The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company has licensed two molecules for further development and conducting clinical trials. Under the arrangement, the Company would receive non-refundable upfront license fee on signing of the agreement and non-refundable payments on achievement of defined milestones. The Company had unamortised non-refundable upfront license fee of Rs. 52,832 (US$ 1,273) on account of the second compound. On October 22, 2004, Novo Nordisk announced that it had suspended clinical trials on the second compound also due to unsatisfactory results. Accordingly the Company has recognized the entire amount of deferred revenue of Rs. 52,832 (US$ 1,273) as license fees during the year ended March 31, 2005.

The Company has entered into certain dossier sales, licensing and supply arrangements in Europe and Japan. These arrangements include certain performance obligations and based on an evaluation that these obligations are not inconsequential or perfunctory, the Company has deferred the upfront payments received towards these arrangements. These amounts will be recognised in the income statement in the period in which the Company completes all its performance obligations.

On completion of all its performance obligation for some of the contracts, the company has recognised an amount of Rs. 57,355 in the income statement during the year ended March 31, 2005. The balance amounts aggregating to Rs. 58,255 represents the deferred revenue relating to these arrangements.

21. **Employee stock incentive plans**

Dr. Reddy's Employees Stock Option Plan-2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of Dr. Reddy's, employees and directors of all its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

On January 24, 2005, certain employees surrendered their fair market value options (Category A) and the company issued par value options (Category B) to such employees.

This transaction has been considered as modification of the DRL 2002 plan and the incremental expenses, being the difference between the fair value of the Category A options on the date of modification and the fair value of the Category B options as per the guidance in SFAS 123, has been recognized in the statements of operation over the vesting period of the Category B options.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Stock option activity under the DRL 2002 Plan in two categories of options i.e. fair market value and par value options is as follows:

	Year ended March 31, 2005			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	543,871	Rs. 884-1,063.02	Rs. 995.42	56
Granted during the period	423,300	883-1,396	934.44	62
Expired / forefeited during the period	(53,132)	883-1,063.02	962.54	–
Exercised during the period	(3,001)	911-1,063.02	1,013.12	–
Outstanding at the end of the period	911,038	883-1,396	968.95	66
Exercisable at the end of the period	315,068	Rs. 884-1,063.02	Rs. 976.15	45

Category A – Fair Market Value Options

	Year ended March 31, 2005			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	911,038	883-1,396	Rs. 968.95	66
Granted during the period	466,500	747-885	872.82	82
Expired / forefeited during the period	(352,657)	765-1,063.02	918.84	–
Surrendered by employees during the period	(725,931)	747-1,396	928.07	–
Exercised during the period	–	–	–	–
Outstanding at the end of the period	298,950	747-1149	977.31	50
Exercisable at the end of the period	188,538	Rs. 883-1,149	Rs. 996.54	35



Category B – Par Value Options

	Year ended March 31, 2005			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period				
Surrendered	280,873	5	5	84
Others	102,650	5	5	84
Forefeited during the period	(3,974)	5	5	–
Exercised during the period	–	–	–	–
Outstanding at the end of the period	379,549	5	5	84
Exercisable at the end of the period	–	–	–	–

The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the year ended March 31, 2004 and March 31, 2005 was Rs. 410.50 and Rs. 377.60. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the year ended March 31, 2005 was Rs. 707.40.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan:

In fiscal 2001, Reddy US Therapeutics, Inc. ("Reddy US"), a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the "US Plan") to provide for issuance of stock options to its employees and certain related non-employees. When the U.S. Plan was established, Reddy US reserved 500,000 shares of its common stock for issuance under the plan. Under the U.S. Plan, stock options were granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant. The options were to vest over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

Stock option activity under the U.S. Plan is as follows:

Year ended March 31, 2005

	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	293,500	US$ 0.18	US$ 0.18	71
Granted during the period	–	–	–	–
Forfeited during the period	(2,000)	0.18	0.18	–
Exercised during the period	291,500	0.18	0.18	–
Outstanding at the end of the period	–	–	–	–



The Company during the year ended March 31, 2004, accelerated the vesting period of the options issued under the Reddy US Plan, 2000. As a result, all of the Reddy US options were vested and exercised by employees. Contemporaneous with the acceleration, the Company granted a put option to the employees to swap the Reddy US shares arising out of this acceleration with ADS of the Company at an agreed ratio of 7 ADS to every 100 outstanding Reddy US shares. All the Reddy US option holders exercised this put option, which resulted in the Company issuing 20,405 ADS in exchange for all of the outstanding shares of Reddy US. The transaction was consummated on December 2, 2003 by issuing the treasury stock acquired during the period. The Company has evaluated this transaction and has applied the accounting method described in FASB Interpretation No. 44 and EITF Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44", and has determined the award as a liability. Consequently an amount of Rs. 25,553 has been accounted as compensation cost. Further, an amount of Rs. 155, representing the unrecognized compensation cost, was recognized as a result of this acceleration.

Accordingly, there were no options outstanding under this plan during the year ended March 31, 2005.

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the "Aurigene ESOP Plan"):

In fiscal 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

Stock option activity under the Aurigene ESOP Plan was as follows:

Year ended March 31, 2005

	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period	200,000	Rs. 10	Rs. 10	65
Expired / forefeited during the period	(30,812)	10	10	–
Outstanding at the end of the period	169,188	Rs. 10	Rs. 10	65
Exercisable at the end of the period	–	–	–	–

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

	Year ended March 31, 2005			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	169,188	Rs. 10	Rs. 10	65
Granted during the period	342,381	10	10	61
Expired / forefeited during the period	(314,391)	10	10	–
Outstanding at the end of the period	197,178	Rs. 10	Rs. 10	59
Exercisable at the end of the period	–	–	–	–

The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the year ended March 31, 2004 and March 31, 2005 was Rs. 4.82 and Rs. 4.29.

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the "Management Plan"):

In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest on the date of grant of the options.

Stock option activity under the Management Plan was as follows:



	Year ended March 31, 2004			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period	783,333	Rs. 10	Rs. 10	77
Expired during the period	(166,667)	10	10	–
Outstanding at the end of the period	616,666	Rs. 10	Rs. 10	77
Exercisable at the end of the period	616,666	Rs. 10	Rs. 10	77

	Year ended March 31, 2005			
	Shares arising out of options	Range of exercise prices	Weighted-average exercise price	Weighted-average remaining contractual life (months)
Outstanding at the beginning of the period	616,666	Rs. 10	Rs. 10	77
Granted during the period	616,667	10	10	73
Expired during the period	(1,133,333)	10	10	-
Outstanding at the end of the period	100,000	Rs. 10	Rs. 10	65
Exercisable at the end of the period	100,000	Rs. 10	Rs. 10	65

The weighted average grant date fair value for options granted under the Aurigene Management Plan during the year ended March 31, 2004 and March 31, 2005 was Rs. 4.25 and Rs. 3.76.

22. Allowances for sales returns

Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	Year ended March 31,		
	2003	2004	2005
Balance at the beginning of the year	Rs. 84,897	Rs. 89,026	Rs. 99,919
Additional provision	193,229	169,511	105,245
Sales returns charged to the provision	(189,100)	(158,618)	(110,041)
Balance at the end of the year	Rs. 89,026	Rs. 99,919	Rs. 95,123

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

23. **Other (expense) / income, net**

Other (expense) / income consists of the following:

	Year ended March 31,		
	2003	2004	2005
Interest expense, net of capitalized interest	Rs. (6,678)	Rs. (14,970)	Rs. (103,027)
Interest income	342,548	421,763	374,928
Gain on sale of available for sale securities, net	6,284	24,786	64,997
Loss on sale of subsidiary interest	–	(58,473)	(8,122)
Other	340,970	131,085	202,804
	Rs. 683,124	Rs. 504,191	Rs. 531,580

24. **Shipping costs**

Selling, general and administrative expenses include shipping and handling costs of Rs. 428,992, Rs. 557,969 and Rs. 642,508 for the years ended March 31, 2003, 2004 and 2005 respectively.

25. **Income taxes**

Income taxes consist of the following:

	Year ended March 31,		
	2003	2004	2005
Pre-tax income			
Domestic	Rs. 4,233,292	Rs. 3,021,098	Rs. 562,343
Foreign	(424,621)	(481,060)	(455,314)
	3,808,671	2,540,038	Rs. 107,029
Income tax benefit / (expense) attributable to continuing operations:			
Current taxes:			
Domestic	Rs. (402,225)	Rs. (202,364)	Rs. (249)
Foreign	4,710	(1,752)	(1,053)
	(397,515)	(204,116)	(1,302)
Deferred taxes:			
Domestic	(44,828)	20,126	190,086
Foreign	44,281	114,741	(94,507)
	(547)	134,867	95,579
	Rs. (398,062)	Rs. (69,249)	Rs. 94,277
Deferred tax benefit / (expense) attributable to other comprehensive Income.	Rs. (7)	Rs. (3,873)	Rs. 5,206



The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	Year ended March 31,		
	2003	2004	2005
Income / (loss) before income taxes and minority interest	Rs. 3,808,671	Rs. 2,540,038	Rs. 107,029
Enacted tax rate in India	36.75%	35.875%	36.5925%
Computed expected tax benefit / (expense)	Rs. (1,399,687)	Rs. (911,239)	Rs. (39,164)
Effect of:			
Differences between Indian and foreign tax rates	379	(2,325)	13,362
Valuation allowance	(136,499)	(149,805)	(254,243)
In-process technology written-off	–	–	(110,771)
Expenses not deductible for tax purposes	(58,159)	(39,149)	(36,552)
ESOP cost not deductible for tax purpose	(47,218)	(43,831)	(52,694)
Income exempt from income taxes	1,054,642	856,317	333,310
Foreign exchange (loss) / gains	32,433	64,008	(5,300)
Incremental deduction allowed for research and development expenses	203,439	172,259	254,245
Indexation of capital assets	1,091	907	8,275
Tax rate change	(12,656)	12,111	(9,466)
MAT	(2,319)	(639)	(3,910)
Others	(33,508)	(27,863)	(2,815)
Income tax benefit / (expense)	Rs. (398,062)	Rs. (69,249)	Rs. 94,277

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31,	
	2004	2005
Deferred tax assets:		
Inventory	Rs. 60,946	Rs. 62,644
Deferred revenue	112,683	5,868
Accounts payable	43,673	46,300
Accounts receivable	8,427	–
Investments	90,244	93,762
Operating loss carry-forward	409,706	874,187
Capital loss carry forward	11,835	36,890
Expenses deferred for tax purposes		
Research and development expenses	51,006	52,026
Employee costs	45,138	62,009
Legal costs	135,036	66,647
Start-up costs	41,482	42,138
Others	14,730	31,824
Other current liabilities	115,026	96,265
	1,139,932	1,470,560
Less: Valuation allowance	(525,961)	(781,392)
Deferred tax assets	613,971	689,168
Deferred tax liabilities:		
Property, plant and equipment	(716,329)	(876,483)
Intangible assets	(214,545)	(134,054)
Investment securities	(13,817)	(14,094)
Others	(139,787)	(45,518)
Deferred tax liabilities	(1,084,478)	(1,070,149)
Net deferred tax assets / (liabilities)	Rs. (470,507)	Rs. (380,981)
Deferred charges	51,169	66,123



In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences and tax loss carry forwards, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Operating loss carry forwarded comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from five years to indefinite.

The company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating losses carry forward and other net deferred tax assets of AMPNH, RPI, RANV, RPS, RBL, RCSA, DRSA, DRFBL, Reddy US and others amount to Rs. 179,816 as the management based on future profit projections believes that the likelihood of not realizing these deferred tax assets is more likely than not.

Valuation allowance has been created with regard to operating losses and other net deferred tax assets arising out of ADTL amounting to Rs. 75,615 as this subsidiary specializes in research activities and the Company believes that the likelihood of not realizing these deferred tax assets is more likely than not.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

Incremental deduction allowed for research and development expenses represents tax incentive provided by the Government of India for carrying out such activities.

As of March 31, 2005 the Company had operating loss carry-forward of Rs. 2,457,776 that expires as follows:

Expiring in the year ending March 31:

	Rs.
2006	–
2007	21,413
2008	212,510
2009	13,844
2010	–
Thereafter (2011 – 2023)	283,331
Thereafter (indefinite)	1,926,677
	Rs. 2,457,776

Operating loss carry-forward includes unabsorbed depreciation of Rs. 906,531 which can be carried forward indefinitely Further, as of March 31, 2005 the Company had capital loss carry-forward of Rs. 176,422 that expires on March 31, 2013.

Undistributed earnings of the Company's foreign subsidiaries and unrecognised deferred tax liability on the same amounted to approximately Rs. 235,515, Rs. 245,906, Rs. 273,724 and Rs. 86,552, Rs. 88,219, Rs. 100,163 as of March 31, 2003, 2004 and 2005 respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.



26. **Employee benefit plans**

Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy's Laboratories Gratuity Fund (the Gratuity Fund). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the fund and determines the contribution premium required to be paid by the Company.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements:

	As of March 31,	
	2004	2005
Change in the benefit obligations		
Projected Benefit Obligations (PBO) at the beginning of the year	Rs. 113,294	Rs. 147,309
Service cost	16,061	20,379
Interest cost	8,992	10,217
Actuarial (gain) / loss	24,313	34,362
Benefits paid	(15,351)	(12,228)
PBO at the end of the year	Rs. 147,309	Rs. 200,039

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

	As of March 31,	
	2004	2005
Change in plan assets		
Fair value of plan assets at the beginning of the year	Rs. 91,482	Rs. 130,939
Actual return on plan assets	42,681	(26,003)
Employer contributions	12,127	34,414
Benefits paid	(15,351)	(12,228)
Plan assets at the end of the year	Rs. 130,939	Rs. 127,122
Funded status	Rs. (16,370)	Rs. (72,917)
Unrecognized actuarial loss	21,469	92,014
Unrecognized transitional obligation	12,916	12,146
Net amount recognized	Rs. 18,015	Rs. 31,243

Amounts recognized in the statement of financial position consist of:

	Year ended March 31,	
	2004	2005
Prepaid benefit cost	Rs. 21,591	Rs. 35,231
Accrued benefit liability	(3,576)	(3,989)
Net amount recognized	Rs. 18,015	Rs. 31,243



The accumulated benefit obligation for the Gratuity Plan was Rs. 54,358 and Rs. 105,931 as at March 31, 2004 and 2005 respectively.

Components of Net Periodic Benefit Cost:

	Year ended March 31,		
	2003	2004	2005
Service cost	Rs. 11,494	Rs. 16,061	Rs. 20,379
Interest cost	8,368	8,992	10,217
Expected return on plan assets	(6,885)	(8,831)	(10,469)
Amortization of transition obligation / (assets)	770	770	770
Recognized net actuarial (gain) / loss	637	881	288
Net amount recognized	Rs. 14,385	Rs. 17,873	Rs. 21,186

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are:

Weighted-average assumptions used to determine benefit obligations:

	As at March 31,	
	2004	2005
Discount Rate	7.0%	8.0%
Rate of compensation increase	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Year ended March 31,	
	2004	2005
Discount Rate	8.0%	8.0%
Rate of compensation increase	12% for first year & 7% thereafter	7.0%
Expected long-term return on plan assets	8.0%	7.5%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Plan Assets: The Company's gratuity plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category are as follows:

	Year ended March 31,	
	2004	2005
Debt	100%	100%

Cash Flows:

Contributions: The Company expects to contribute Rs. 10,078 to its gratuity plan during the year ended March 31, 2006.

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended March 31,	
2006	Rs. 18,694
2007	17,449
2008	22,753
2009	27,161
2010	25,492
2011 to 2015	Rs. 157,165

Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs. 19,395, Rs. 24,192 and Rs. 26,994 to the superannuation plan during the years ended March 31, 2003, 2004 and 2005 respectively.



Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs. 47,455, Rs. 58,685 and Rs. 64,223 to the provident fund plan during the years ended March 31, 2003, 2004 and 2005 respectively.

27. **Related party transactions**

The Company has entered into transactions with the following related parties:

- Diana Hotels Limited for availing hotel services;
- AR Chlorides for availing processing services of raw materials and intermediates;
- Dr. Reddy's Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates;
- Madras Diabetes Research Foundation for undertaking research on behalf of the Company;
- Dr. Reddy's Heritage Foundation for purchase of services;
- SR Enterprises for transportation services; and
- Manava Seva Dharma Samvardhani Trust for social contribution to which the Company has made contribution.

The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities ("significant interest entities"). The Company has also entered into transactions with employees, directors of the Company and their relatives.

- One of the Company's executives and U.S. general counsel, hired on July 15, 2002, is a partner of a law firm that the Company engages for legal services. Legal fees paid by the Company to the concerned law firm were Rs. 373,563, Rs. 423,137 and Rs. 468,758 during the years ended March 31, 2003, 2004 and 2005 respectively.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

The following is a summary of significant related party transactions:

	Year ended March 31,		
	2003	2004	2005
Purchases from:			
Significant interest entities	Rs. 50,943	Rs. 59,889	Rs. 45,239
Reddy Kunshan	–	107,801	39,278
Sales to:			
Significant interest entities	763	1,185	1,055
Administrative expenses paid to:			
Significant interest entities	7,749	4,793	4,649
Directors and their relatives	16,807	16,891	17,144

The Company has the following amounts due from related parties:

	As of March 31,	
	2004	2005
Directors and their relatives	Rs. 3,680	Rs. 3,680
Employee loans (Interest Free)	39,776	18,199
	Rs. 43,456	Rs. 21,879



The Company has the following amounts due to related parties:

	As of March 31,	
	2004	2005
Significant interest entities	Rs. 14,009	Rs. 10,996
Reddy Kunshan	12,410	5,401
Interest free deposit from affiliate	53,000	–
Payable towards legal fees	121,751	123,106
	201,170	139,503

As of March 31, 2005, the required repayments of employee loans are given below:

Repayable in the year ending March 31:	
2006	Rs. 10,812
2007	5,316
2008	1,819
2009	226
2010	26
Thereafter	–
	Rs. 18,199

28. Commitments and Contingencies

Capital Commitments: As of March 31, 2004 and 2005, the Company had committed to spend approximately Rs. 418,025 and Rs. 192,161 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

The Company has entered into a guarantee arrangement, which arose in transactions related to enhancing the credit standing and borrowings of its affiliate Pathnet.

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Pathnet, an equity investee accounted for by the equity method, secured a financial assistance of Rs. 250 million from ICICI Bank Ltd (ICICI Bank). To enhance the credit standing of Pathnet, on December 14, 2001 the Company issued a corporate guarantee amounting to Rs. 122.5 million in favour of ICICI Bank. The guarantee will expire in May 2008 and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Pathnet under its facilities agreements with ICICI Bank.

As of March 31, 2005, it is not probable that the Company will be required to make payments under the guarantee. Thus, no liability has been accrued for a loss related to the Company's obligation under this guarantee arrangement.

Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs (Prices Control) Order, 1995 (the "DPCO"), the government of India has the authority to designate a pharmaceutical product as a 'specified product' and fix the maximum selling price for such product. In 1995, the government of India notified Norfloxacin as a 'specified product' and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India (GOI) for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the "High Court") challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company in 1996, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. The Company has appealed to the Supreme court of India by filing a Special Leave Petition (SLP). The appeal is pending with the Supreme Court as on date. However, in March 2005, the Company has received a notice from the GOI demanding the recovery of the price charged in excess of the ceiling price fixed by the GOI including interest thereon. The Company believes that as the validity of the price notification is under dispute and the litigation is pending before the Supreme Court the notice is not a final demand. As of March 31, 2005, the Company has provided an amount of Rs. 183,605 representing the excess of the selling price over the maximum selling price fixed by the GOI on sales through that date.



Pending resolution of the dispute by the Supreme Court of India, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the government of India. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the GOI and penalties or interest if any, the amounts of which are not readily ascertainable.

In October 2004, the Company signed an agreement to sell its equity shares in Biomed, Russia to KT&T, a Russian Company for a total consideration of US$ 5 million. Under the terms of the agreement, the transer of shares is to be completed by September 30, 2005. However, the Company was subsequently informed that a Moscow court has issued an order of injunction halting the transfer of shares. The Company is in the process of intiating an appeal against the Moscow Court decision. If the Company is unsuccessful in defending its right to shares, it may not be in a position to effect the transfer of shares and complete the sale. The Company has fully provided for its initial investment of US$ 1.93 million in Biomed, Russia in 1997. Pending resolution of the dispute, the amount received from KT&T has been treated as an advance in the consolidated financial statements.

During the year ended March 31, 2003, the Central Excise Authorities of India (the "Authorities") issued a demand notice on one of the Company's vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities have demanded payment of Rs. 175,718 from the vendor including a penalty of Rs. 90,359. The Authorities, through the same notice, have issued a penalty claim of Rs. 70,000 against the company.

Further during the current year, the authorities issued an additional notice on the vendor demanding Rs. 225,999 from the vendor including a penalty of Rs. 51,152. The authorities, through the same notice, have issued a penalty claim of Rs. 6,500 against the Company. The Company has filed an appeal against these notices with the appellate authorities. Pending resolution of this appeal, the ultimate liability of the Company is not ascertainable.

The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company also has been named in the list of polluting industries.

In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

fixed at Rs. 1.3 per acre for dry land and Rs. 1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs. 2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favour.

Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

29. Segment reporting and related information

a) *Segment information*

The Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations – Revenues by therapeutic product category;
- Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;
- Generics – Gross profit;
- Critical care and biotechnology – Gross Profit; and
- Drug discovery – Revenues and expenses.

The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.



Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Year ended March 31,		
	2003	2004	2005
GastroIntestinal	Rs. 1,400,652	Rs. 1,624,811	Rs. 1,740,087
Pain Control	1,199,271	1,386,362	1,540,665
Cardiovascular	1,341,588	1,444,055	1,494,701
Anti Infectives	1,020,313	1,013,595	1,001,797
Dermatology	283,056	313,076	338,016
Others	1,558,663	1,732,040	1,526,753
	Rs. 6,803,544	Rs. 7,513,938	Rs. 7,642,019
Intersegment revenues[1]	88,786	19,519	17,702
Adjustments[2]	(31,963)	(25,979)	163,192
Total revenues	Rs. 6,860,367	Rs. 7,507,478	Rs. 7,822,913
Cost of revenues	2,373,693	2,459,768	2,280,473
Intersegment cost of revenues[3]	310,586	211,182	259,727
Adjustments[2]	(224,092)	(84,424)	(47,397)
	Rs. 2,460,187	Rs. 2,586,526	Rs. 2,492,803
Gross profit	4,208,051	4,862,507	5,119,521
Adjustments[2]	192,129	58,445	210,589
	Rs. 4,400,180	Rs. 4,920,952	Rs. 5,330,110

(1) Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3) Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. An analysis of gross profit for the segment is given below.

	Year ended March 31,		
	2003	2004	2005
Revenues from external customers	Rs. 5,562,731	Rs. 6,973,891	Rs. 5,946,765
Intersegment revenues[1]	590,216	602,060	742,294
Adjustments[2]	187,774	52,552	255,469
Total revenues	Rs. 6,340,721	Rs. 7,628,503	Rs. 6,944,528
Cost of revenues	Rs. 3,597,650	Rs. 4,666,757	Rs. 4,499,140
Intersegment cost of revenues	88,786	19,519	17,702
Adjustments[2]	252,226	416,082	496,713
	Rs. 3,938,662	Rs. 5,102,358	Rs. 5,013,555
Gross profit	Rs. 2,466,511	Rs. 2,889,675	Rs. 2,172,217
Adjustments[2]	(64,452)	(363,530)	(241,244)
	Rs. 2,402,059	**Rs. 2,526,145**	**Rs. 1,930,973**

(1) Intersegment revenues is comprised of transfers to formulations, generics and custom chemical synthesis and are accounted for at cost to the transferring segment.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.



An analysis of revenue by geography is given below:

	Year ended March 31,		
	2003	2004	2005
North America	Rs. 2,397,663	Rs. 1,902,922	Rs. 1,848,963
India	1,668,773	2,160,297	1,988,134
Europe	465,965	1,626,890	1,091,190
Others	1,728,024	1,983,551	2,032,258
	6,260,425	7,673,660	6,960,545
Adjustments[1]	80,296	(45,157)	(16,017)
	Rs. 6,340,721	**Rs. 7,628,503**	**Rs. 6,944,528**

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

An analysis of revenues by key products is given below:

	Year ended March 31,		
	2003	2004	2005
Ramipril	Rs. 53,078	Rs. 1,314,164	Rs. 783,362
Ciprofloxacin Hydrochloride	773,177	959,773	619,112
Naproxen Sodium	400,774	437,339	470,044
Ibuprofen	455,792	394,634	460,490
Ranitidine Hydrochloride Form 1	475,557	457,449	452,025
Ranitidine HCl Form 2	221,737	253,996	282,240
Atorvastatin	88,264	211,192	252,466



(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

	Year ended March 31,		
	2003	2004	2005
Naproxen	160,058	233,835	229,553
Nizatidine	658,667	159,592	216,757
Terbinafine HCl	94,027	124,923	194,482
Losartan Potassium	125,471	214,231	180,528
Dextromethorphan HBr	190,425	182,775	165,836
Sertraline Hydrochloride	143,084	178,537	138,158
Sparfloxacin	175,816	197,055	117,520
Doxazosin Mesylate	181,448	117,878	111,644
Enrofloxacin	139,857	125,487	93,139
Others	2,003,490	2,065,643	2,177,172
Total	Rs. 6,340,721	Rs. 7,628,503	Rs. 6,944,528

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of ranitidine 75mg and oxaprozin to the United States.

An analysis of gross profit for the segment is given below.



	Year ended March 31,		
	2003	2004	2005
Revenues	Rs. 4,284,192	Rs. 4,337,525	Rs. 3,577,421
Less:			
Cost of revenues	809,079	989,125	1,222,401
Intersegment cost of revenues[1]	251,580	335,342	397,969
	1,060,659	1,324,467	1,620,370
Gross Profit	**Rs. 3,223,533**	**Rs. 3,013,058**	**Rs. 1,957,051**

[1] Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment.

An analysis of revenues by key products for the year ending March 31, 2003, 2004, and 2005 is given below:

	Year ended March 31,		
	2003	2004	2005
Fluoxetine	Rs. 1,839,104	Rs. 1,825,546	Rs. 857,927
Omeprazole	283,011	325,304	434,090
Ibuprofen	31,568	183,973	198,666
Tizanidine	777,826	591,088	206,156
Amlodipine	–	7,797	200,459
Ranitidine	225,090	205,799	194,003
Others	1,127,593	1,198,017	1,486,120
	Rs. 4,284,192	Rs. 4,337,525	Rs. 3,577,421

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

Critical care and biotechnology

Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Year ended March 31,		
	2003	2004	2005
Revenues	Rs. 428,179	Rs. 411,028	Rs. 527,108
Cost of revenues	234,388	206,974	176,534
Gross profit	**Rs. 193,791**	**Rs. 204,054**	**Rs. 350,574**

(1) Intersegment cost of revenues is comprised of transfers from active pharmaceutical ingredients and intermediates to critical care and biotechnology and are accounted for at cost to the transferring segment.

Drug discovery

The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Year ended March 31,		
	2003	2004	2005
Revenues	Rs. –	Rs. –	Rs. 288,382
Adjustments[1]	–	–	–
	–	–	Rs. 288,382
Research and development expenses	Rs. 480,111	Rs. 729,434	Rs. 868,992

(1) The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.



a) *Reconciliation of segment information to entity total*

	Year ended March 31, 2003		Year ended March 31, 2004		Year ended March 31, 2005	
	Revenues	Gross profit	Revenues	Gross profit	Revenues	Gross profit
Formulations	Rs. 6,860,367	Rs. 4,400,180	Rs. 7,507,478	Rs. 4,920,952	Rs. 7,822,913	Rs. 5,330,110
Active pharmaceutical ingredients and intermediates	6,340,721	2,402,059	7,628,503	2,526,145	6,944,528	1,930,973
Generics	4,284,192	3,223,533	4,337,525	3,013,058	3,577,421	1,957,051
Critical care and biotechnology	428,179	193,791	411,028	204,054	527,108	350,574
Drug discovery	–	–	–	–	288,382	288,382
Others	156,353	2,676	196,715	70,923	311,574	229,015
	Rs. 18,069,812	**Rs. 10,222,239**	**Rs. 20,081,249**	**Rs. 10,735,132**	**Rs. 19,471,925**	**Rs. 10,086,105**

Notes to the Consolidated Financial Statements (Continued)

(All amounts in Indian Rupees thousands, except share data and where otherwise stated)

b) *Analysis of revenue by geography*

The Company's business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

			Year ended March 31,
	2003	2004	2005
India	Rs. 6,488,573	Rs. 7,143,798	Rs. 6,693,042
North America	5,852,552	5,319,160	4,349,191
Russia and other countries of the former Soviet Union	2,107,861	2,285,838	2,782,171
Europe	1,401,008	2,788,648	2,868,233
Others	2,219,818	2,543,805	2,779,288
	Rs. 18,069,812	**Rs. 20,081,249**	**Rs. 19,471,925**

c) *Analysis of property, plant and equipment by geography*

Property, plant and equipment (net) attributed to individual geographic segments are given below:

			As of March 31,
	2003	2004	2005
India	Rs. 4,577,973	Rs. 5,998,005	Rs. 6,723,966
North America	106,093	156,981	157,549
Russia and other countries of the former Soviet Union	31,103	36,606	34,681
Europe	111,740	132,721	122,449
Others	3,571	6,822	19,665
	Rs. 4,830,480	**Rs. 6,331,135**	**Rs. 7,058,308**



Information on the financials of the subsidiary companies

(As per the exemption letter of the Ministry of Company Affairs, Government of India)

(Rs. thousands)

Name of the Subsidiary	Capital	Reserves	Total Assets	Total Liabilities	Invest-ments	Turnover	Profit before Tax	Provision for Tax	Profit after Tax	Proposed dividend
DRL Investments Limited	500	192	9,227	9,227	–	–	(21)	–	(21)	–
Reddy Pharmaceuticals Hongkong Limited	58,021	21,799	121,109	121,109	–	63,557	55,651	–	55,651	–
OOO JV Reddy Biomed Limited	4,509	4,375	8,884	8,884	–	3,460	(11,895)	3,008	(14,903)	–
Reddy Antilles N.V.	17,969	186,135	311,979	311,979	205,648	788	(447)	–	(447)	–
Dr. Reddy's Farmaceutica Do Brasil Ltda.	97,085	–	260,303	260,303	–	38,466	(114,631)	1,667	116,298	–
Dr. Reddy's Laboratories Inc.	175,118	–	308,085	308,085	17,233	4,431,499	(156,767)	(16,145)	(173,274)	–
Reddy US Therapeutics Inc.	954	89,470	90,424	90,424	–	366,307	18,915	–	18,915	–
Reddy Cheminor S.A.	1,958	–	8,022	8,022	–	479	(1,635)	–	(1,635)	–
Cheminor Investments Limited	1,346	–	1,355	1,355	–	–	(2)	–	(2)	–
Aurigene Discovery Technologies Ltd.	866,442	–	1,137,642	1,137,642	–	83,928	(418,322)	–	(418,322)	–
Kunshan Rotam Reddy Pharmaceutical Co. Ltd.	620,617	–	951,125	951,125	–	286,753	(118,627)	(8,723)	(109,903)	–
Reddy Netherlands B.V.	754	–	12,644	12,644	–	823	(315)	–	(315)	–
Aurigene Discovery Technologies Inc.	208,282	541	208,823	208,823	–	134,276	747	–	747	–
Dr. Reddy's Laboratories (EU) Ltd.	96	278,511	278,607	278,607	70	–	(76,932)	–	(76,932)	–
Dr. Reddy's Laboratories (UK) Ltd.	70	92,371	223,821	223,821	–	2,046,808	41,655	(385)	42,040	–
Dr. Reddy's Laboratories (Proprietary) Ltd.	–	–	39,481	39,481	–	55,369	(24,026)	135	(24,161)	–
Reddy Pharmaceuticals Inc.	–	426	426	426	–	–	(7)	–	(7)	–
OOO Dr. Reddy's Laboratories Limited	5,139	21,050	91,193	91,193	–	1,220,637	36,566	13,296	23,270	–
Dr. Reddy's Bio-sciences Limited	340,221	–	371,836	371,836	–	–	633	379	255	–
AMPNH Inc.	463	–	6,001	6,001	–	–	(6)	–	(6)	–
Trigenesis Theraputics Inc.	206	258,102	258,111	258,111	–	–	–	–	–	–

Notes:

The Ministry of Company Affairs vide its letter no. 47/14/2005 – CL-III dated March 31, 2005 granted approval to the Company for not attaching the financials of subsidiary companies to the financials of the Company for the financial year 2004-05.

The members, if they desire, may write to Company Secretary at Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016, to obtain a copy of the financials of the subsidiary companies.



Statement pursuant to Section 212 of the Companies Act, 1956 Relating to Subsidiary Companies

(Rs. thousands)

Name of the Subsidiary	The Financial Year of the subsidiary company ended on	Number of shares in the subsidiary company held by Dr. Reddy's Laboratories Limited at the mentioned date				The net Aggregate of profits (losses) of the subsidiary company for it's financial year so far as they concern the members of Dr. Reddy's Laboratories Limited		The net Aggregate of profits (losses) of the subsidiary company for it's previous financial year so far as they concern the members of Dr. Reddy's Laboratories Limited		Changes in the interest of Dr. Reddy's Laboratories Limited, between the end of the financial year and 31st March 2005	Material changes between the end of the financial year and 31st March 2005
		Equity Shares	Preference Shares	Equity Holding %	Preference Holding %	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2005	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2005	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2004	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2004		
DRL Investments Limited	31.03.2005	50,000	–	100	–	–	(21)	–	(23)	–	–
Reddy Pharmaceuticals Hongkong Limited	31.03.2005	11,625,000	–	100	–	–	55,651	–	(636)	–	–
OOO JV Reddy Biomed Limited	31.03.2005	500,000	–	100	–	–	(14,903)	–	25,136	–	–
Reddy Antilles N.V.	31.03.2005	500,000	–	100	–	–	(447)	–	(1,026)	–	–
Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2005	6,059,231	–	100	–	–	(116,298)	–	(61,405)	–	–
Dr. Reddy's Laboratories Inc.	31.03.2005	410,000	–	100	–	–	173,274	–	(137,793)	–	–
Reddy US Therapeutics Inc.	31.03.2005	(a)	–	–	–	–	18,915	–	(7,235)	–	–
Reddy Cheminor S.A.	31.03.2005	2,500	–	100	–	–	(1,635)	–	(12,130)	–	–
Cheminor Investments Limited	31.03.2005	134,513	–	100	–	–	(2)	–	(2)	–	–
Aurigene Discovery Technologies Ltd.	31.03.2005	88,644,161	–	100	–	–	(418,322)	–	(80,217)	–	–
Kunshan Rotam Reddy Pharmaceutical Co. Ltd.	31.03.2005	(e)	–	51.2	–	–	(109,903)	–	(72,372)	–	–

												(Rs. thousands)
Reddy Netherlands BV	31.03.2005	(a)	–	–	–	–	(315)	–	(1,337)	–	–
Aurigene Discovery Technologies Inc.	31.03.2005	(b)	–	–	–	–	747	–	(218,701)	–	–
Dr. Reddy's Laboratories (EU) Ltd.	31.03.2005	132,600	360000	100	100	–	(76,932)	–	(64,359)	–	–
Dr. Reddy's Laboratories (UK) Ltd.	31.03.2005	(c)	–	–	–	–	42,040	–	(127,103)	–	–
Dr. Reddy's Laboratories (Proprietary) Ltd.	31.03.2005	60	–	60	–	–	(24,161)	–	(8,410)	–	–
Reddy Pharmaceuticals Inc.	31.03.2005	(d)	–	–	–	–	(7)	–	(32)	–	–
OOO Dr. Reddy's Laboratories Limited	31.03.2005	3,319,000	–	–	–	–	36,566	–	(2,223)	–	–
Dr. Reddy's Bio-sciences Limited	31.03.2005	34,022,070	–	100	–	–	255	–	(216)	–	–
AMPNH Inc.	31.03.2005	(d)	–	–	–	–	(6)	–	(5,864)	–	–
Trigenesis Therapeutics Inc.	31.03.2005	206	0	100	0	–	–	–	–	–	–

(a) Wholly owned subsidiary of Reddy Antilles N.V., which inturn is wholly owned subsidiary of Dr. Reddy's Laboratories Limited.

(b) Wholly owned subsidiary of Aurigene Discovery Technologies Ltd,which inturn is wholly owned subsidiary of Dr. Reddy's Laboratories Limited.

(c) Wholly owned subsidiary of Dr. Reddy's Laboratories (EU) Ltd, which inturn is wholly owned subsidiary of Dr. Reddy's Laboratories Limited.

(d) Wholly owned subsidiary of Dr. Reddy's Laboratories Inc., which inturn is wholly owned subsidiary of Dr. Reddy's Laboratories Limited.

(e) No concept of number of shares

Note: The financial statements of subsidiaries of the Company are prepared according to Schedule VI of the Companies Act, 1956.

for **Dr. Reddy's Laboratories Limited**

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

K Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

V Viswanath
Company Secretary

Place: Hyderabad
Date: May 6, 2005

Notice

Notice is hereby given that the 21st Annual General Meeting of the Company will be held on Wednesday, the 27th day of July, 2005 at 11.30 AM at the Convention Center, Hotel Viceroy, Tank Bund Road, Hyderabad 500 080 to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Profit & Loss Account for the year ended March 31, 2005; Balance Sheet as on that date along with the Reports of the Directors' and Auditors' thereon and the consolidated financials alongwith the Auditors' Report thereon.
2. To declare dividend for the financial year 2004-05.
3. To appoint a Director in place of Prof. Krishna G Palepu, who retires by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Mr. Ravi Bhoothalingam, who retires by rotation, and being eligible, offers himself for re-appointment.
5. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors BSR & Co. are eligible for re-appointment.

SPECIAL BUSINESS:

6. To consider and if thought fit, to pass the following resolution as a Special resolution:

   a) "RESOLVED THAT the exercise price and / or pricing formula for the Stock Options to be granted by the Company to the employees and Directors of the Company under Dr. Reddy's Employee Stock Option Scheme, 2002 ("DRL 2002 Plan") approved by the shareholders at the 17th Annual General Meeting of the Company held on September 24, 2001 and amendment to the DRL 2002 Plan approved by the shareholders at the 20th Annual General Meeting of the Company held on July 28, 2004, be and is hereby further amended to provide for future grants in two categories:

   Category A: 300,000 Stock Options out of the total 2,295,478 be earmarked for grant of Stock Options at the fair market value; and

   Category B: 1,995,478 Stock Options out of the total 2,295,478 be earmarked for grant of Stock Options at par value of the shares i.e. Rs. 5 per option."

   b) "RESOLVED THAT the exercise price and / or pricing formula for the Stock Options to be granted by the Company to the employees and Directors of the subsidiaries of the Company under Dr. Reddy's Employee Stock Option Scheme, 2002 ("DRL 2002 Plan") approved by the shareholders at the 17th Annual General Meeting of the Company held on September 24, 2001 and amendment to the DRL 2002 Plan approved by the shareholders at the 20th Annual General Meeting of the Company held on July 28, 2004, be and is hereby further amended to provide for future grants in two categories:

   Category A: 300,000 Stock Options out of the total 2,295,478 be earmarked for grant of Stock Options at the fair market value; and

   Category B: 1,995,478 Stock Options out of the total 2,295,478 be earmarked for grant of Stock Options at par value of the shares i.e. Rs. 5 per option."

7. To consider and if thought fit, to pass the following resolution as a special resolution:

   a) "RESOLVED THAT *pursuant to Section 81 and other* applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force); the Articles of Association of the Company and Securities Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (including any statutory modification or re-enactment thereof) and subject to such other approvals as may be required from such other appropriate authorities, and subject to such terms and conditions and stipulations, if any, while granting such approvals, permissions and sanctions, the consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "Board" which expression shall include a Committee of Directors duly authorized in this behalf), to issue, offer, in one or more tranches, American Depository Receipts (hereinafter referred to as "ADRs" for sake of brevity), not exceeding 2% of the Paid up Share Capital of the Company to its employees and Directors, whether in India or abroad, whether shareholder of the Company or not, at such prices and other terms and conditions as the Board may in its discretion think fit under the ADR linked Employees Stock Option Scheme ("ADR linked scheme")."

   "RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for listing of the securities/shares allotted under the ADR linked scheme on the stock exchanges where the Company's shares are listed as per the terms and conditions of Listing Agreement with the concerned stock exchanges and other applicable guidelines, rules and regulations."

   "RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of the Directors of the Company to give effect to the resolution."

   "RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized to do all things necessary and take such actions as may be necessary or expedient to formulate or amend or alter or adopt any modification or redefine the ADR linked scheme based on the guidelines issued by the Securities and Exchange Board of India or any statutory authorities from time to time."

b) "RESOLVED THAT pursuant to Section 81 and other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force); the Articles of Association of the Company and Securities Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (including any statutory modification or re-enactment thereof) and subject to such other approvals as may be required from such other appropriate authorities, and subject to such terms and conditions and stipulations, if any, while granting such approvals, permissions and sanctions, the consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as "Board" which expression shall include a Committee of Directors duly authorized in this behalf), to issue, offer, in one or more trenches, American Depository Receipts (hereinafter referred to as "ADRs" for sake of brevity), not exceeding 2% of the Paid up Share Capital of the Company, as referred in resolution No. 7 a) above, to its employees and Directors, whether in India or abroad, whether shareholder of the Company or not, at such prices and other terms and conditions as the Board may in its discretion think fit under the ADR linked Employees Stock Option Scheme ("ADR linked scheme")."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for listing of the securities/shares allotted under the ADR linked scheme on the stock exchanges where the Company's shares are listed as per the terms and conditions of Listing Agreement with the concerned stock exchanges and other applicable guidelines, rules and regulations."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of the Directors of the Company to give effect to the resolution."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorized to do all things necessary and take such

actions as may be necessary or expedient to formulate or amend or alter or adopt any modification or redefine the ADR linked scheme based on the guidelines issued by the Securities and Exchange Board of India or any statutory authorities from time to time."

Notes:

1. An explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of the special business is annexed hereto.
2. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the registered office of the Company, duly completed and signed not less than 48 hours before the meeting.
3. The register of members and the share transfer books of the Company will remain closed from July 11, 2005 to July 15, 2005 (both days inclusive) in connection with the payment of dividend for the financial year 2004-05.
4. Dividend, if declared, at the Annual General Meeting, will be payable to those members whose names appear on the Company's register of members as on July 11, 2005.
5. The shareholders are requested to intimate immediately any change in their address or mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Share Transfer Agent, Bigshare Service Private Limited, if the shares are held in certificate form.
6. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is appended in this annual report. Members are requested to sign at the place provided on the attendance slip and hand over the first part of it at the entrance to the venue.
7. Shareholders desiring any information relating to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready.

By order of the Board

Place: Hyderabad
Date: May 6, 2005

V Viswanath
Company Secretary

Annexure to Notice

Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956

Item No. 6 a) and 6 b)

The shareholders of the Company at the 17th Annual General Meeting of the Company held on September 24, 2001 approved the proposal of issue of Stock Options to eligible employees and Directors of the Company and its subsidiaries. The shareholders approved earmarking of 2,295,478 shares (being 3% of the outstanding equity shares on that day) for the purpose of Dr. Reddy's Employees Stock Option Scheme, 2002 ("DRL 2002 Plan").

This DRL 2002 Plan was amended by taking shareholders approval on July 28, 2004, pursuant to Clause 7 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 to provide for grant of 573,778 Stock Options at the par value of the shares i.e. Rs. 5 per Stock Option within the total 2,295,478 earmarked shares.

It is proposed to further amend this DRL 2002 Plan pursuant to Clause 7 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 to provide for grant of 1,995,478 Stock Options at the par value of the shares i.e. Rs. 5 per Stock Option.

The details of variation, the rationale thereof and beneficiaries of this variation are as under:

Variation in DRL 2002 Plan

It is proposed to further amend the DRL 2002 Plan to provide for Stock Option grants under two categories:

Category A: 300,000 Stock Options out of the total 2,295,478 be earmarked for grant of Stock Options at the fair market value; and

Category B: 1,995,478 Stock Options out of the total 2,295,478 be earmarked for grant of Stock Options at par value of the shares i.e. Rs. 5 per option."

The terms and conditions of the outstanding Stock Options as on March 31, 2005 will remain unchanged. The other terms and conditions of the DRL 2002 Plan will also remain unchanged.

Rationale

Internationally there is a trend to move away from Employee Stock Option Plans to Restricted Stock grants in order to attract and retain talent in the organization for certain key positions and high performers in various levels. As a transitory step, it is proposed to amend DRL 2002 Plan to provide for grant of 1,995,478 (out of the 2,295,478 earmarked Stock Options) at par value of the shares i.e. Rs. 5 per option out of the total earmarked Stock Options.

The proposal will also provide flexibility to the Compensation Committee of the Board of the Company to take decisions on grant of Stock Options at par value of the shares i.e. Rs. 5 to attract and retain the talent and recognize exceptional performance of the employees.

Beneficiaries

The employees and Directors of the Company and its subsidiaries eligible for grant of Stock Options in future at par value of the shares i.e. Rs. 5 per option as per the DRL 2002 Plan will derive benefit from this amendment.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to be concerned or interested in the above resolution except the Directors who are eligible for grant of options under the DRL 2002 Plan and may get options in future.

Item No. 7 a) and 7 b)

In order to make Dr. Reddy's a workplace that will attract, energize and help retain the finest talent available, it is proposed to adopt an ADR linked Employee Stock Options Scheme ("ADR linked scheme") in the Company.

The salient features of the ADR linked scheme are:

Total number of options to be granted:

Total number of options granted under ADR linked scheme to the employees and Directors of the Company and employees and Directors of its subsidiaries would not exceed 2% of the total issued shares of the Company i.e., 1,530,779 options.

Identification of classes of employees entitled to participate under the scheme of the Company:

The permanent employees and Directors of the Company and its subsidiaries would be eligible to participate in ADR linked scheme. The Compensation Committee consisting of independent Directors of the Company reviews the performance appraisal system of the employees of the Company and would decide the employees and Directors for grant of options under ADR linked scheme. The number of options would be decided on the basis of performance appraisal system of the Company. The new employees of the Company would also be eligible for grant of options as per their terms of appointment.

Employees and Directors who are either promoters or belong to the promoter group as defined in SEBI Guidelines and any person holding 2% of the outstanding share capital of the Company's equity Shares at any time after the commencement of ADR linked scheme shall not be eligible for grant of options.

Requirements of vesting, period of vesting and maximum period within which the options shall be vested:

The minimum period of vesting would be one year from the date of grant and may extend upto five years from the date of grant. The Compensation Committee of Board of Directors would decide on the vesting schedule in respect of employees. The vesting may also happen in one or more tranches as decided by the Compensation Committee.

Exercise price or pricing formula:

The Exercise Price per option shall be as under:

Category A: 382,695 Stock Options out of the total 1,530,779 be earmarked for grant of Stock Options at the fair market value; and

Category B: 1,148,084 Stock Options out of the total 1,530,779 be earmarked for grant of Stock Options at par value of the shares i.e. Rs. 5 per option."

The fair market value in Category A above, means the latest available closing price, prior to the date of the meeting of the Compensation Committee of the Board of Directors in which options are granted, on the stock exchange, where there is highest trading volume on the said date.

Exercise period and process of exercise:

The exercise period would commence on the vesting date and would extend upto the expiry period of the options as may be decided by the Compensation Committee. The expiry period may extend upto nine years from the date of vesting. The Compensation Committee would decide on the expiry period for employees leaving the Company at the time of grant.

In order to exercise the options, employee would give an exercise notice as per the draft provided in the Scheme to the designated officer with the full consideration of the option to be exercised. The Scheme would provide for the specific time frames, under which the employees may exercise the options.

Appraisal process for determining the eligibility of employees to the ADR linked scheme:

The Company has a formal performance appraisal system established wherein the performance of the employees is assessed each year on various functional and managerial parameters. The appraisal process is revised at regular intervals as per emerging global standards.

The Compensation Committee consisting of independent Directors of the Company reviews the performance appraisal system of the Company and would select the employees and Directors for grant of options.

Maximum number of options to be issued per employee and in aggregate:

No employee shall be granted, in any fiscal year of the Company, options to purchase more than or equaling 0.5% of the outstanding issued share capital. Within this limit the Compensation Committee would decide the number of options to be granted to each employee.

Accounting methods:

The Company shall conform to the accounting policies specified in Clause 13.1 of the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999.

The Company would calculate the employee compensation cost using the intrinsic value of the stock options. The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if Company had used the fair value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on Earnings Per Share the Company shall also be disclosed in the Directors' Report.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to be concerned or interested in the above resolution except the Directors who are eligible for grant of options under ADR linked scheme and may get options in future.

By order of the Board

V Viswanath
Company Secretary

Place: Hyderabad
Date: May 6, 2005

Glossary

ADR .... American Depository Receipt
ADS .... American Depository Share
ANDA .... Abbreviated New Drug Application
API .... Active Pharmaceutical Ingredients and Intermediates
ARL .... American Remedies Limited
BSE .... The Stock Exchange, Mumbai
CPS .... Custom Pharmaceutical Services
CDL .... Cheminor Drugs Limited
CDSL .... Central Depository Services (India) Limited
CEO .... Chief Executive Officer
CFO .... Chief Financial Officer
cGMP .... Current Good Manufacturing Practices
CIA .... Chief Internal Auditor
COO .... Chief Operating Officer
DMF .... Drug Master File
DP .... Depository Participant
DPCO .... Drugs (Prices Control) Order, 1995
DRF .... Dr. Reddy's Research Foundation
Dr. Reddy's .... Dr. Reddy's Laboratories Limited
EPS .... Earning Per Share
ESOP .... Employees Stock Option Plan
ESOS .... Employees Stock Option Scheme
GDR .... Global Depository Receipt
HR .... Human Resources
ICAI .... Institute of Chartered Accountants of India
Indian GAAP .... Indian Generally Accepted Accounting Principles
IPM .... Intellectual Property Management
IPR .... Intellectual Property Rights
M&A .... Mergers and Acquisition
NCE .... New Chemical Entity
NDDS .... New Drug Delivery System
NSDL .... National Securities Depository Limited
NSE .... National Stock Exchange of India
NYSE .... New York Stock Exchange
OTC .... Over the Counter
R&D .... Research and Development
ROW .... Rest of the world
SBU .... Strategic Business Unit
SEBI .... Securities and Exchange Board of India
SEC .... Securities and Exchange Commission
TDC .... Technology Development Centre
US GAAP .... United States Generally Accepted Accounting Principles
U.S.FDA .... United States Food and Drug Administration
VAT .... Value Added Tax
WTO .... World Trade Organisation


DR.REDDY'S

Dr. REDDY'S LABORATORIES LTD.

Regd. Office: 7-1-27, Ameerpet, Hyderabad 500 016

Attendance Slip

Regd. Folio No./Client ID :

Name & Address of First/Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 21st Annual General Meeting of the Company on Wednesday, the July 27, 2005 at 11.30 AM at Convention Center, Hotel Viceroy, Tank Bund Road, Hyderabad 500 080.

Signature of Member/Proxy

Note: Member/Proxy wish to attend the meeting must bring this Attendance Slip to the meeting and handover at the entrance duly signed.

Please tear here

DR.REDDY'S

Dr. REDDY'S LABORATORIES LTD.

Regd. Office: 7-1-27, Ameerpet, Hyderabad 500 016

Proxy Form

Regd. Folio No./Client ID :

No. of Shares held :

I/We ____________________

of ____________________ being a member/members of the above named Company, hereby appoint ____________________

of ____________________ or

failing him/her ____________________ of ____________________

as my/our Proxy to attend and vote for me/us on my/our behalf at the 21st Annual General Meeting of the Company on Wednesday, the July 27, 2005 at 11.30 AM at Convention Center, Hotel Viceroy, Tank Bund Road, Hyderabad 500 080 and at any adjournment thereof.

Signed this __________ day of __________ 2005

Revenue stamp

Note: a) Proxy need not be a member.

b) The Proxy form duly signed by the Member(s) across a Revenue Stamp should reach the Company's Registered Office – Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad 500 016, at least 48 hours before the time fixed for the meeting.

Dr. Reddy's Global Presence



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We market our products in 85 countries.

Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016, India

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